UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year-ended December 31, 2025

OR

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________to_______________

Commission file No. 000-19028

MUNCY COLUMBIA FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	**23-2254643**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1199 Lightstreet Road, Bloomsburg, Pennsylvania	**17815**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (570) 784-4400

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None	None	None

Securities registered pursuant to section 12(g) of the Act: **Common Stock, par value $1.25 per share**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates at June 30, 2025, the registrant's most recently completed second fiscal quarter, was $146,993,764.

The number of shares of common stock outstanding at March 6, 2026 was 3,536,754.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the annual meeting of its shareholders to be held April 23, 2026 are incorporated by reference into Parts III and IV of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the registrant's definitive proxy statement shall not be deemed to be part of this report.

MUNCY COLUMBIA FINANCIAL CORPORATION
FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

General

Muncy Columbia Financial Corporation (the "Corporation") is a registered financial holding company, bank holding company, and Pennsylvania business corporation, headquartered in Bloomsburg, Pennsylvania. The Corporation has one wholly-owned bank subsidiary, Journey Bank (the "Bank"). A substantial part of the Corporation's business consists of the management and supervision of the Bank. The Corporation's principal source of income is dividends paid by the Bank. At December 31, 2025, the Corporation, on a consolidated basis, had approximately:

- $1.7 billion in total assets;
- $1.2 billion in gross loans;
- $1.4 billion in deposits; and
- $193 million in stockholders' equity.

The Corporation and Bank were formed through a merger in 2023. On April 18, 2023, CCFNB Bancorp, Inc. ("CCFNB") and Muncy Bank Financial, Inc. ("MBF") jointly announced the signing of a definitive merger agreement to combine the two companies in a strategic merger of equals. Effective November 11, 2023, the merger was completed. Under the terms of the Merger Agreement, (i) MBF merged with and into CCFNB, with CCFNB being the surviving entity, and (ii) The Muncy Bank & Trust Company merged with and into CCFNB's wholly-owned banking subsidiary, First Columbia Bank & Trust Co. ("First Columbia Bank"), with First Columbia Bank being the surviving bank (the "Mergers"). In connection with the Mergers, CCFNB changed its name to Muncy Columbia Financial Corporation and First Columbia Bank changed its name to Journey Bank. Total purchase consideration was $55.1 million, including 1,488,960 shares of the Corporation's common stock issued with a value of $55,092,000 and cash of $9,000 paid for fractional shares. Holders of MBF common stock prior to the consummation of the merger held approximately 41.7% of the Corporation's common stock outstanding immediately following the merger.

The Bank is a state-chartered, nonmember bank, whose deposits are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a full-service commercial bank providing a range of services and products, including time and demand deposit accounts, consumer, commercial and mortgage loans to individuals and small to medium-sized businesses in its Northcentral Pennsylvania market area. The Bank also operates a full-service trust department and offers brokerage services through a third-party networking agreement. At December 31, 2025, the Bank had twenty-two branch banking offices located in the Pennsylvania counties of Clinton, Columbia, Lycoming, Montour and Northumberland.

Management has determined that the Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. The Corporation considers its branch banking offices to be a single reporting segment, because these branches have similar:

- economic characteristics,
- products and services,
- operating processes,
- delivery systems,
- customer bases, and
- regulatory oversight.

As of December 31, 2025, the Corporation had 253 employees on a full-time equivalent basis. The Corporation and the Bank are not parties to any collective bargaining agreement and employee relations are considered to be good.

The Bank

The Bank's legal headquarters are located at 1199 Lightstreet Road, Bloomsburg, Columbia County, Pennsylvania 17815. The Bank is a locally managed community bank that seeks to provide personal attention and professional financial assistance to its customers. The Bank serves the needs of individuals and small to medium-sized businesses. The Bank's business philosophy includes offering direct access to its President and other officers and providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures and consistently-applied credit policies.

Regulation and Supervision

The Corporation and the Bank operate in a highly regulated industry and are subject to a variety of statutes, regulations, and policies, as well as ongoing regulatory supervision and review. Significant federal statutes that apply to the Corporation and the Bank include the Gramm Leach Bliley Act ("GLB Act"), the Bank Holding Company Act ("BHCA"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the USA Patriot Act, the Federal Reserve Act and the Federal Deposit Insurance Act. The Bank is subject primarily to the provisions of the Federal Deposit Insurance Act and, as a state-chartered financial institution, to the Pennsylvania Banking Code of 1965. In general, these statutes, regulations promulgated in accordance with these statutes, and interpretations of the statutes and regulations by the banking regulatory agencies establish the eligible business activities of the Corporation and the Bank, certain acquisition and merger restrictions, limitations on intercompany transactions, such as loans and dividends, and capital adequacy requirements, among other things. These laws, regulations and policies are subject to frequent change and the Corporation takes measures to comply with applicable requirements. The following summarizes some of the more significant provisions of these laws as they relate to the Corporation and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory provisions. Any change in applicable law or regulation may have a material effect on the business and prospects of the Corporation and the Bank.

Financial and Bank Holding Company Activities

As a financial holding company, the Corporation may engage in, and acquire companies engaged in, activities that are considered "financial in nature", as defined by the GLB Act and Federal Reserve Board interpretations. These activities include, among other things, securities underwriting, dealing and market-making, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, and merchant banking. If any banking subsidiary of the Corporation ceases to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve Board may, among other things, place limitations on the Corporation's ability to conduct the broader financial activities permissible for financial holding companies or, if the deficiencies persist, require the Corporation to divest the banking subsidiary. In addition, if any banking subsidiary of the Corporation receives a Community Reinvestment Act rating of less than satisfactory, the Corporation would be prohibited from engaging in any additional activities other than those permissible for bank holding companies that are not financial holding companies. The Corporation may engage directly or indirectly in activities considered financial in nature, either de novo or by acquisition, as long as it gives the Federal Reserve Board after-the-fact notice of the new activities.

Interstate Banking and Branching

The federal banking agencies are generally authorized to approve interstate bank merger transactions. The Dodd-Frank Act amended federal banking law to permit banks to establish de novo branches in other states to the same extent as a bank chartered by that state would be so permitted. The interstate banking and branching provisions of the federal banking laws would permit the Bank to merge with banks in other states and branch into other states and would also permit banks from other states to acquire banks in the Bank's market area and to establish de novo branches in the Bank's market area.

Control Acquisitions

The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction.

Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, a company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of outstanding voting stock of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company.

Liability for Banking Subsidiaries

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to their support. This support may be required at times when the bank holding company may not have the resources to provide it. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, the FDIC can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with (1) the "default" of a commonly controlled FDIC-insured depository institution; or (2) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution "in danger of default".

Capital Requirements

The federal banking agencies approved final capital rules in July 2013 that substantially amend the existing capital rules for banks and bank holding companies. The new rules reflect, in part, certain standards initially adopted by the Basel Committee on Banking and Supervision in December 2010 (commonly known as Basel III), as well as requirements contemplated by the Dodd-Frank Act.

The new rules include a new minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5% and a common equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets, raise the minimum ratio of tier 1 capital to risk-weighted assets from 4% to 6% and include a minimum leverage ratio of 4%. Both the Corporation and the Bank comply with these ratios. The new rules also implement strict eligibility criteria for regulatory capital instruments and improve the methodology for calculating risk-weighted assets to enhance risk sensitivity.

During 2018, the FRB raised the threshold of its "Small Bank Holding Company" exemption to the application of consolidated capital requirements for qualifying small bank holding companies from $1 billion to $3 billion of consolidated assets. Consequently, qualifying bank holding companies having less than $3 billion of consolidated assets are not subject to the consolidated capital requirements unless otherwise directed by the FRB. As of December 31, 2025, the Corporation qualifies as a small bank holding company and, while it complies with the consolidated capital requirements, it is not subject to regulation in accordance with the consolidated capital requirements.

Additional information concerning the Corporation and the Bank with respect to capital requirements is incorporated by reference from Note 13, "Regulatory Matters," of the "Notes to Consolidated Financial Statements" included under Item 8 of this report, and from the "Capital Resources" section of the "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations," included under Item 7 of this report.

FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), and the regulations promulgated under FDICIA, among other things, established five capital categories for insured depository institutions – well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized – and requires federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. Unless a bank is well capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of the bank's assets at the time it became undercapitalized and the amount needed to comply with the plan. As of December 31, 2025, the Bank was considered well capitalized based on the guidelines implemented by the bank's regulatory agencies.

Dividend and Share Repurchase Restrictions

The Corporation is a legal entity separate and distinct from the Bank. The Corporation's revenues (on a parent company only basis) and its ability to pay dividends to its shareholders, or repurchase shares from its shareholders, are almost entirely dependent upon the receipt of dividends from the Bank. The right of the Corporation, and consequently the rights of its creditors and shareholders to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors) except to the extent that claims of the Corporation, in its capacity as a creditor, may be recognized. Additionally, the ability of the Bank to pay dividends to the Corporation is subject to Pennsylvania state law and various regulatory restrictions.

The declaration of cash dividends on the Corporation's common stock, or the repurchase of shares of its common stock, is at the discretion of its board of directors, and any decision to declare a dividend, or repurchase shares, is based on a number of factors, including, but not limited to, earnings, prospects, financial condition, regulatory capital levels, applicable covenants under any credit agreements, notes and other contractual restrictions, Pennsylvania law, federal bank regulatory law, and other factors deemed relevant.

Deposit or Preference Statute

In the "liquidation or other resolution" of an institution by any receiver, U.S. federal law provides that deposits and certain claims for administrative expenses and employee compensation against the insured depository institution would be afforded a priority over the general unsecured claims against that institution, including federal funds and letters of credit.

Other Federal Laws and Regulations

The Corporation's operations are subject to additional federal laws and regulations applicable to financial institutions, including, without limitation:

- Privacy provisions of the GLB Act and related regulations, which require us to maintain privacy policies intended to safeguard customer financial information, to disclose the policies to our customers and to allow customers to "opt out" of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions;

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Consumer protection rules for the sale of insurance products by depository institutions, adopted pursuant to the requirements of the GLB Act; and

- USA Patriot Act, which requires financial institutions to take certain actions to help prevent, detect and prosecute international money laundering and the financing of terrorism.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002 was enacted. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies, such as the Corporation, with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established: (i) new requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the chief executive officer and chief financial officer; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions became effective over a period of time and are subject to rulemaking by the SEC.

FDIC Insurance and Assessments

Journey Bank is fully insured by the FDIC up to the deposit insurance limit of $250,000 per depositor, per FDIC insured institution, and per ownership category, in accordance with applicable laws and regulations. The assessment rate paid by each FDIC member institution is based on its relative risks of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution's capitalization risk category and supervisory subgroup category. An institution's capitalization risk category is based on the institution's capitalization and supervisory ratings. An institution's supervisory subgroup category is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The base for deposit insurance assessments is average consolidated total assets less average tangible equity. Assessment rates are calculated using formulas that take into account the risk of the institution being assessed.

The FDIC may increase or decrease the assessment rate schedule in order to manage the Deposit Insurance Fund ("DIF") to prescribed statutory target levels. An increase in the risk category for a subsidiary bank or in the assessment rates could have an adverse effect on such bank's and, consequently, the holding company's earnings. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition, or has violated applicable laws, regulations or orders.

On May 11, 2023, the FDIC proposed a special assessment to make up for losses to the deposit insurance fund caused by the decision of bank regulators to declare a systemic exception in the failures of Silicon Valley Bank and Signature Bank. Starting with the first quarter of 2024, the FDIC would impose a special assessment on the amount of an independent bank's estimated uninsured deposits in excess of $5 billion as of December, 2022. Banks with less than $5 billion in assets, such as Journey Bank, would not be subject to the special assessment.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is intended to affect a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act additionally creates a new independent federal regulator to administer federal consumer protection laws. To date, the following provisions of the Dodd-Frank Act are considered to be of the greatest significance to the Corporation:

- expands the authority of the FRB to examine bank holding companies and their subsidiaries, including insured depository institutions;
- requires a bank holding company to be well capitalized and well managed to receive approval of an interstate bank acquisition;
- provides mortgage reform provisions regarding a customer's ability to pay and making more loans subject to provisions for higher-cost loans and new disclosures;
- created the Consumer Financial Protection Bureau (the "CFPB") that has rulemaking authority for a wide range of consumer protection laws that apply to all banks and has broad powers to supervise and enforce consumer protection laws;
- made permanent the $250,000 limit for federal deposit insurance at all insured depository institutions;
- includes additional corporate governance and executive compensation requirements on companies subject to the Exchange Act;
- permits FDIC-insured banks to pay interest on business demand deposits;
- requires that holding companies and other companies that directly or indirectly control an insured depository institution serve as a source of financial strength;
- created the Financial Stability Oversight Council with authority to identify institutions and practices that might pose a systemic risk; and
- permits national and state banks to establish interstate branches to the same extent as the branch host state allows establishment of in-state branches.

Consumer Financial Protection Bureau and Consumer Lending Regulation. The Dodd-Frank Act created the CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act ("TILA"), Real Estate Settlement Procedures Act ("RESPA"), Fair Credit Reporting Act, Fair Debt Collection Practices Act, Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act, and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. For example, the Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including, in certain circumstances, a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act allows certain borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The CFPB's rulemaking, examination and enforcement authority has and will continue to significantly affect financial institutions offering consumer financial products and services, including the Corporation and the Bank. These regulatory activities may limit the types of financial services and products the Bank may offer, which in turn may reduce the Corporation's revenues.

Community Reinvestment Act

The Community Reinvestment Act requires the FDIC to evaluate the Bank's performance in helping to meet the credit needs of the entire community it serves, including low- and moderate-income neighborhoods, consistent with safe and sound banking operations, and to take this record into consideration when evaluating certain applications, such as applications to establish, relocate or close branch offices and applications in connection with mergers and other acquisition transactions. The Bank achieved a rating of "outstanding" on its most recent CRA examination dated December 5, 2022. On October 23, 2023, the FDIC and the other federal banking agencies approved changes to their CRA regulations. The new CRA regulations were to become effective on January 1, 2026. On July 16, 2025, the FDIC and the other federal banking agencies issued a joint notice of proposed rulemaking to amend their CRA regulations by rescinding the CRA rule issued in October 2023 and replacing it with the 1995 CRA regulations.

Commercial Real Estate Concentrations

Lending operations of commercial banks may be subject to enhanced scrutiny by federal banking regulators based on a bank's concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate, or CRE, lending concentrations, and on December 18, 2015, the federal bank regulators issued additional guidance on prudent risk management for CRE lending. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

- total reported loans for construction, land development and other land, or C&D, represent 100% or more of the institution's total capital; or
- Total CRE loans represent 300% or more of the institution's total capital, and the outstanding balance of the institution's CRE loan portfolio has increased over 50% or more.

As of December 31, 2025, the Bank did not exceed either guideline threshold.

Environmental

The Corporation has no material ongoing costs related to compliance with federal, state, or local environmental laws. From time to time, the Bank originates loans with special environmental considerations. The Bank's lending policy outlines policies and procedures related to loans with special environmental considerations, including the need to obtain phase I/II environmental assessments. Generally, the cost of these assessments is covered by the borrower.

Future Legislation

Changes to the laws and regulations to which the Corporation and the Bank are subject can affect the operating environment of both the Corporation and the Bank in substantial and unpredictable ways. The Corporation cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon the financial condition or results of operations of the Corporation. This is also true of federal legislation particularly given the current volatile environment.

Human Capital Resources

We recognize the importance of human capital resources as a cornerstone of our business. The Corporation's key human capital management objectives are to attract and retain highly qualified individuals that fit our values and culture. The Corporation is an Equal Opportunity and Affirmative Action Employer. We recruit, employ, train, compensate, and promote without regard to race, religion, creed, color, national origin, age, gender, sexual orientation, gender identity, marital status, disability, veteran status, or any other basis protected by applicable federal, state or local law.

Available Information

The Corporation files reports, proxy and information statements and other information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website address is https://www.sec.gov. The Corporation makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available through its website at https://www.journeybank.com. The information contained on our website is not included as a part of, or incorporated by reference in, this Annual Report on Form 10-K. These reports may also be obtained free of charge as soon as practicable after filing or furnishing them to the SEC upon request by sending an email to investorrelations@journeybank.com. Information may also be obtained via written request to Muncy Columbia Financial Corporation, Attention: Chief Financial Officer, 1199 Lightstreet Road, Bloomsburg, PA 17815.

Item 1A. Risk Factors

The operations and financial results of the Corporation are subject to various risks and uncertainties, including those described below. The risks and uncertainties described below are not the only ones the Corporation faces. Additional risks and uncertainties the Corporation is unaware of, or currently believes are not material, may also become important factors affecting the Corporation. If any of the following risks occur, the Corporation's business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of the Corporation's common stock could decline.

Risks Relating to the Corporation's Business

Changes in economic conditions, in particular an economic slowdown in central Pennsylvania, could materially and negatively affect the Corporation's business.

The Corporation's business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, including, without limitation, the impacts of tariffs, sanctions and other trade policies of the United States, a deterioration of the credit rating for United States long-term sovereign debt or the impact of uncertain or changing political conditions, including federal government shutdowns and uncertainty regarding United States fiscal debt, deficit and budget matters, all of which are beyond the Corporation's control. Any deterioration in economic conditions, whether caused by national or local concerns, and in particular in Pennsylvania, could result in the following consequences, any of which could hurt the Corporation's business, profitability and asset quality materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for the Corporation's products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by the Corporation, especially real estate, may decline in value, reducing customers' borrowing power and reducing the value of assets and collateral associated with the Corporation's existing loans.

An economic downturn or prolonged recession would likely result in further deterioration of the quality of the Corporation's loan portfolio and reduce the Corporation's level of deposits, which in turn would hurt its business. If the Corporation experiences an economic downturn or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. Unlike many larger institutions, the Corporation is not able to spread the risks of unfavorable local economic conditions across a large number of diversified local economies. An economic downturn could, therefore, result in losses that materially and adversely affect the Corporation's business.

The small- and medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

The Corporation targets its commercial development and marketing strategy to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which the Corporation operates, its results of operations and financial condition, as well as the value of its securities, may be adversely affected.

Competition with other financial institutions may have an adverse effect on the Corporation's ability to retain and grow its client base, which could have a negative effect on its financial condition or results of operations.

The banking and financial services industry is very competitive and includes services offered from other banks, savings and loan associations, credit unions, mortgage companies, other lenders, and institutions offering uninsured investment alternatives. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with the Corporation. The financial services industry has and is experiencing an ongoing trend towards consolidation in which fewer large national and regional banks and other financial institutions are replacing many smaller and more local banks. These larger banks and other financial institutions hold a large accumulation of assets and have significantly greater resources and a wider geographic presence or greater accessibility. In some instances, these larger entities operate without the traditional brick and mortar facilities that restrict geographic presence. Some competitors have more aggressive marketing campaigns and better brand recognition, and are able to offer more services, more favorable pricing or greater customer convenience than the Corporation. In addition, competition has increased from other banks and other financial services providers that target the Corporation's existing or potential customers. As consolidation continues among large banks, the Corporation expects other smaller institutions to try to compete in the markets the Corporation plans to serve. This competition could reduce the Corporation's net income by decreasing the number and size of the loans that it originates and the interest rates it charges on these loans. Additionally, these competitors may offer higher interest rates on deposits, which could decrease the deposits the Corporation attracts or require it to increase rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect the Corporation's ability to generate the funds necessary for lending operations which could increase its cost of funds.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge as part of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets and has expanded the range of financial products, services and capital available to the Corporation's target customers. If the Corporation is unable to implement, maintain and use such technologies effectively, it may not be able to offer products or achieve cost-efficiencies necessary to compete in the industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

Liquidity needs could adversely affect the Corporation's financial condition and results of operation.

The primary sources of funds of the Corporation are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, which could be exacerbated by potential climate change, natural disasters and international instability.

Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, the Corporation may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While the Corporation believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if the Corporation continues to grow and experience increasing loan demand. The Corporation may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Changes in prevailing interest rates may reduce the Corporation's profitability.

The Corporation's results of operations depend in large part upon the level of its net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of the Corporation's assets and liabilities, a significant change in interest rates could have a material adverse effect on its profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While the Corporation intends to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of its assets and liabilities, its efforts may not be effective, and its financial condition and results of operations could suffer.

The Corporation may not be able to adequately anticipate and respond to changes in market interest rates.

The Corporation may be unable to anticipate changes in market interest rates, which are affected by many factors beyond its control including, but not limited to, inflation, recession, unemployment, money supply, monetary policy, and other changes that affect financial markets, both domestic and foreign. The Corporation's net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key index rates, as well as balance sheet growth, customer loan and deposit preferences, and the timing of changes in these variables. In the event interest rates increase, the Corporation's interest costs on liabilities may increase more rapidly than its income on interest earning assets, resulting in a deterioration of its net interest margin. As such, fluctuations in interest rates could have a material adverse effect on the Corporation's financial condition and results of operations.

Significant increases in interest rates may affect customer loan demand and payment habits.

Significant increases in market interest rates, or the perception that an increase may occur, could adversely impact the Bank's ability to generate new loans. An increase in market interest rates may also adversely impact the ability of adjustable-rate borrowers to meet repayment obligations, thereby causing nonperforming loans and loan charge-offs to increase in these mortgage products.

If the Bank's loan growth exceeds that of its deposit growth, then the Bank may be required to obtain higher cost sources of funds.

Our growth strategy depends upon generating an increasing level of loans at the Bank while maintaining a low level of loan losses for the Bank. As the Bank's loans grow, it is necessary for the Bank's deposits to grow at a comparable pace in order to avoid the need for the Bank to obtain other sources of loan funds at higher costs. If the Bank's loan growth exceeds the deposit growth, the Bank may have to obtain other sources of funds at higher costs which could adversely affect our earnings.

The Corporation's decisions regarding allowance for credit losses and credit risk may materially and adversely affect its business.

Making loans and other extensions of credit is an essential element of the Corporation's business. Although the Corporation seeks to mitigate risks inherent in lending by adhering to specific underwriting practices, the Corporation's loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:
- the duration of the credit;
- credit risks of a particular customer;
- changes in economic and industry conditions; and
- in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

The Corporation attempts to maintain an appropriate allowance for credit losses to provide for probable losses in its loan portfolio. The Corporation periodically determines the amount of the allowance based on consideration of several factors, including but not limited to:
- an ongoing review of the quality, mix, and size of the Corporation's overall loan portfolio;
- the Corporation's historical loan loss experience;
- evaluation of current and future economic conditions;
- regular reviews of loan delinquencies and loan portfolio quality;
- ongoing review of financial information provided by borrowers; and
- the amount and quality of collateral, including guarantees, securing the loans.

The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires the Corporation to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Corporation's control, may require an increase in the allowance for credit losses. In addition, regulatory agencies periodically review the Corporation's allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for credit losses, the Corporation will need additional provisions to increase the allowance for credit losses. Any increases in the allowance for credit losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation may have higher credit losses than it has allowed for in its allowance for credit losses.

The Corporation's actual credit losses could exceed its allowance for credit losses and therefore its allowance for credit losses may not be adequate. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond the Corporation's control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting borrower credit.

Our reliance upon the accuracy and completeness of information about customers and counterparties could adversely affect our financial condition and results of operations.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely upon information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We also may rely upon representations of those customers and counterparties, or third parties such as auditors or appraisers, as to the accuracy and completeness of that information. If this information is inaccurate, we could experience a material adverse impact on our results of operations and financial condition.

Adverse changes in the market value of securities and investments that we manage for others may negatively impact the growth level of the Bank's non-interest income.

The Bank provides a broad range of trust and investment management services for estates, trusts, agency accounts, and individual and employer sponsored retirement plans. The market value of the securities and investments managed by the Bank may decline due to factors outside the Bank's control. Any such adverse changes in the market value of the securities and investments could negatively impact the growth of the non-interest income generated from providing these services.

The Bank's branch locations may be negatively affected by changes in demographics.

The Bank has strategically selected locations for bank branches based upon regional demographics. Any changes in regional demographics may impact the Bank's ability to reach or maintain profitability at its branch locations. Changes in regional demographics may also affect the perceived benefits of certain branch locations and management may be required to reduce the number of locations of its branches.

The Corporation is subject to extensive government regulation and supervision that could interfere with its ability to conduct its business and may negatively impact its financial results, restrict its activities, have an adverse impact on its operations, and impose financial requirements or limitations on the conduct of its business.

The Corporation, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, the Federal Deposit Insurance Fund and the safety and soundness of the banking system as a whole, not stockholders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products it may offer, and/or limit the pricing it may charge on certain banking services, among other things. The Corporation will have to apply resources to ensure that it is in compliance with any changes to statutes, regulations or regulatory policies, including changes in interpretations or implementation, which may increase its costs of operations and adversely impact its earnings.

The Corporation faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, which we refer to as the Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control, which we refer to as OFAC. Over the past several years, federal and state bank regulators also have increased their focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If the Corporation's policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, it would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans, which would negatively impact its business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for the Corporation.

Regulations relating to privacy, information security and data protection could increase the Corporation's costs, affect or limit how it collects and uses personal information and adversely affect its business opportunities.

The Corporation is subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and it could be negatively impacted by these laws. For example, the Corporation's business is subject to the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, which, among other things: (i) imposes certain limitations on its ability to share nonpublic personal information about its customers with nonaffiliated third parties; (ii) requires that it provide certain disclosures to customers about its information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by the Corporation with nonaffiliated third parties (with certain exceptions) and (iii) requires it to develop, implement and maintain a written comprehensive information security program containing safeguards appropriately based on its size and complexity, the nature and scope of its activities, and the sensitivity of customer information it processes, as well as plans for responding to data security breaches. Various state and federal banking regulators have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on the Corporation's current and planned privacy, data protection and information security-related practices, the Corporation's collection, use, sharing, retention and safeguarding of consumer or employee information, and some of its current or planned business activities. This could also increase the Corporation's costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which the Corporation is subject could result in higher compliance and technology costs and could restrict its ability to provide certain products and services, which could have a material adverse effect on its business, financial condition or results of operations. The Corporation's failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to its reputation, which could have a material adverse effect on its business, results of operations, financial condition, and the value of its securities.

The Corporation's use of third-party vendors and other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

The Corporation regularly uses third party vendors as part of its business. The Corporation also has substantial ongoing business relationships with other third parties. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by the Corporation's federal bank regulators. Regulatory guidance requires all banking organizations to enhance due diligence, ongoing monitoring and control over organizations' third-party vendors and other ongoing third-party business relationships. The Corporation expects that its regulators will hold it responsible for any deficiencies in its oversight and control of its third-party relationships and in the performance of the parties with which it has these relationships. As a result, if the Corporation's regulators conclude that it has not exercised adequate oversight and control over its third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, the Corporation could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on its business, results of operations, financial condition, and the value of its securities.

Technological advances impact the Corporation's business; its information systems may experience an interruption or breach in security.

To conduct the Corporation's business, it relies heavily on new technology-driven products and services, communications and information systems. The Corporation's future success will depend, in part, on its ability to address the needs of the Corporation's customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Any failure, interruption or breach of the security of the Corporation's information systems could result in failures or disruptions in its customer relationship management, general ledger, deposit, loan and other systems. While the Corporation has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of the Corporation's information systems, there can be no assurance that the Corporation can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. During the normal course of the Corporation's business, it has experienced and it expects to continue to experience attempts to breach its systems, none of which has been material to the Corporation to date, and it may be unable to protect sensitive data and the integrity of its systems. The occurrence of any failures, interruptions or security breaches of the Corporation's information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on its financial condition and results of operations as well as the value of its securities.

Artificial Intelligence introduces compliance, operational, reputational, and information security risks.

Unapproved or insecure Artificial Intelligence ("AI") tools may expose confidential information or create compliance violations. Errors, failures, or biased outputs could lead to poor decision-making, regulatory breaches, or reputational damage. Oversight is required to ensure AI tools are used responsibly and to prevent misuse that could threaten the confidentiality, integrity, or availability of information. The Corporation has adopted an AI and Automated Tool Usage Policy to establish guidelines for the responsible, secure, and compliant use of AI systems, automated bots, Application Programming Interfaces ("APIs"), and machine learning technologies within the organization. This ensures that all AI-related activities support the Corporation's strategic objectives, regulatory obligations, and risk management practices while aligning with information security controls and protecting sensitive data, customer information, proprietary business processes, and the Corporation's reputation. Violations of the Corporation's AI and Automated Tool Usage Policy could result in compliance, operational and information security violations resulting in a material adverse effect on its business, results of operations and financial condition.

The Corporation's controls and procedures may fail or be circumvented.

The Corporation regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on its business, results of operations and financial condition.

Negative public opinion surrounding the Corporation and the financial institutions industry generally could damage its reputation and adversely impact its earnings.

Reputation risk, or the risk to the Corporation's business, earnings and capital from negative public opinion surrounding the Corporation and the financial institutions industry generally, is inherent in its business. Negative public opinion can result from the Corporation's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion regarding the banking and financial services industries generally, such as the public reaction to the recent banking failures, also can negatively affect the Corporation. Negative public opinion can adversely affect the Corporation's ability to keep and attract clients and employees and can expose it to litigation and regulatory action. Although the Corporation takes steps to minimize reputation risk in dealing with its clients and communities, this risk will always be present given the nature of its business.

The Corporation relies heavily on its senior management team, and the unexpected loss of any of those personnel could adversely affect its operations.

The Corporation is a customer-focused and relationship-driven organization. The Corporation expects its future growth to be driven in a large part by the relationships maintained with its customers by its chief executive officer and by other senior officers. The unexpected loss of any of the Corporation's key employees could have a material adverse effect on its business and operations, which would have an adverse effect on its business, results of operations, financial condition, and the value of its securities.

The success of the Corporation's strategy depends on its ability to identify and retain individuals with experience and relationships in its markets.

In order to be successful, the Corporation must identify and retain experienced key management members with local expertise and relationships. Competition for qualified personnel is intense and there are a limited number of qualified persons with knowledge of and experience in the community banking industry in the Corporation's chosen geographic markets. Even if the Corporation identifies individuals that it believes could assist the Corporation, the Corporation may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required is often lengthy. The Corporation's inability to identify, recruit, and retain talented personnel could limit its growth and could materially adversely affect its business, results of operations, financial condition, and the value of its securities.

Higher FDIC deposit insurance premiums and assessments could adversely impact the Corporation's financial condition.

The Corporation's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, the Corporation is required to pay quarterly deposit insurance premium assessments to the FDIC. Although the Corporation cannot predict what the insurance assessment rates will be, either a deterioration in its risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on its business, financial condition, results of operations, and cash flows.

The Corporation is a holding company dependent for liquidity on payments from the Bank, our only subsidiary, which are subject to restrictions.

The Corporation is a financial holding company and depends on dividends, distributions and other payments from the Bank, our subsidiary, to fund dividend payments to shareholders and to fund all payments on obligations. The Bank is subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from it to us. Restrictions or regulatory action of that kind could impede access to funds that we need to make payments on our obligations, dividend payments or stock repurchases. In addition, our right to participate in a distribution of assets upon our subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

Commercial real estate loans may increase the Corporation's exposure to credit risk.

A portion of the Corporation's loan portfolio is secured by commercial real estate. Loans secured by commercial real estate are generally viewed as having more risk of default than loans secured by residential real estate or consumer loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers, the accuracy of the estimate of the property's value at completion of construction, and the estimated cost of construction. Such loans are generally more risky than loans secured by residential real estate or consumer loans because those loans are typically not secured by commercial real estate collateral. An adverse development with respect to one lending relationship could expose the Corporation to a significantly greater risk of loss compared with a single-family residential mortgage loan because the Corporation typically has more than one loan with such borrowers. Additionally, these loans typically involve larger loan balances to single borrowers or groups of related borrowers compared with single-family residential mortgage loans. Therefore, the deterioration of one or a few of these loans could cause a significant decline in the related asset quality. If the Corporation's primary market areas experience an economic slowdown, these loans represent higher risk and could result in a sharp increase in loans charged off and could require the Corporation to significantly increase its allowance for credit losses, which could have a material adverse impact on its business, financial condition, results of operations, and cash flows.

Repayment of commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

The Corporation has commercial business loans as part of its loan portfolio. The Corporation's commercial business loans are originated primarily based on the identified cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and/or repayment capacity of any guarantor. The borrower's cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

The Corporation is limited in the amount it can lend to one borrower.

The Corporation is limited in the amount that it can lend to a single borrower to 15% of the Bank's capital and surplus, with an additional 10% available for certain loans meeting heightened collateral requirements. However, the Corporation generally imposes an internal limit that is more conservative than the legal maximum. The Corporation's lending limit is significantly less than the limit for many of its competitors and may affect its ability to seek relationships with larger businesses in its market area. From time to time, the Corporation attempts to accommodate larger loans by selling participations in those loans to other financial institutions. However, the Corporation cannot ensure that it will be able to attract or maintain customers seeking larger loans or that it will be able to sell participations in such loans on terms it considers favorable. The Corporation's inability to attract and maintain these customers or its inability to sell loan participations on favorable terms could adversely impact its business, financial condition, results of operation, and the value of its securities.

The Federal Reserve may require the Corporation to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of financial strength for the institution. Under these requirements, in the future, the Corporation could be required to provide financial assistance to Journey Bank if it experiences financial distress.

A capital infusion may be required at times when the Corporation does not have the resources to provide it, and therefore the Corporation may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

The Corporation may be subject to more stringent capital requirements in the future.

From time to time, the Corporation's banking regulators change the regulatory capital adequacy guidelines applicable to it and its banking subsidiary. In December 2010 and January 2011, the Basel Committee on Banking Supervision published the final texts of reforms on capital and liquidity generally referred to as "Basel III." The federal regulatory agencies adopted capital rules implementing the Basel III capital framework in the United States. Under these rules, the Corporation is required to satisfy additional, more stringent, capital adequacy standards than it has in the past. The Corporation has met all of the requirements of the Basel III-based capital rules to date, but the Corporation may fail to do so in the future. In addition, these requirements could have a negative impact on the Corporation's ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends or share repurchases. Higher capital levels could also lower the Corporation's return on equity, which may negatively impact its business, results of operations, financial condition, and the value of its securities.

The use of estimates and valuations in the preparation of the Corporation's consolidated financial statements requires the exercise of judgment, and may be different from actual results, which could have a material adverse effect on the Corporation's consolidated financial statements.

The Corporation makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring the fair value of certain financial instruments, establishing the provision for credit losses and estimating potential litigation liability. Market volatility may make it difficult to determine the fair value for certain of the Corporation's assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these financial instruments in future periods. In addition, at the time of any sales and settlements of these assets and liabilities, the price the Corporation ultimately realizes will depend on the demand and liquidity in the market at that time for that particular type of asset or liability and may be materially lower than its estimate of their current fair value. Estimates are based on available information and judgment. Therefore, actual values and results could differ from the Corporation's estimates, and that difference could have a material adverse effect on its consolidated financial statements.

Credit losses related to investment securities, impairment charges related to goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

In assessing investment securities for credit losses, we consider the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuers, and the intent and ability to retain its investment in the issuer for a period of time sufficient to allow for an anticipated recovery in fair value in the near term. Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. Assessment of goodwill and such other intangible assets could result in circumstances where the applicable intangible asset is deemed to be impaired for accounting purposes. Under such circumstances, the intangible asset's impairment would be reflected as a charge to earnings in the period during which such impairment is identified. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The impact of each of these impairment matters could have a material adverse effect on our business, results of operations and financial condition.

If we want to, or are compelled to, raise additional capital in the future, that capital may not be available when it is needed and on terms favorable to current shareholders.

Federal banking regulators require us and our banking subsidiary to maintain adequate levels of capital to support our operations. These capital levels are determined and dictated by law, regulation and banking regulatory agencies. In addition, capital levels are also determined by our management and board of directors based on capital levels that they believe are necessary to support our business operations. At December 31, 2025, all three capital ratios for us and our banking subsidiary were above "well capitalized" levels under current bank regulatory guidelines. To be "well capitalized," banking companies generally must maintain a Tier 1 leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6.5% and a Total risk-based capital ratio of at least 10%. However, our regulators may require us or our banking subsidiary to operate with higher capital levels.

Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital on terms and time frames acceptable to us and to raise additional capital at all. If we cannot raise additional capital in sufficient amounts when needed, our ability to comply with regulatory capital requirements could be materially impaired. Additionally, the inability to raise capital in sufficient amounts may adversely affect our operations, financial conditions and results of operations. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole as evidenced by recent turmoil in the domestic and worldwide credit markets. If we raise capital through the issuance of additional shares of our common stock or other securities, we would likely dilute the ownership interests of current investors and could dilute the per share book value or earnings per share of our common stock. Furthermore, a capital raise through issuance of additional shares may have an adverse impact on our stock price.

The Corporation may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Corporation has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Corporation to credit risk in the event of a default by a counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by the Corporation cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Corporation. Any such losses could have a material adverse effect on the Corporation's financial condition and results of operations.

The Federal Home Loan Bank of Pittsburgh's financial condition could deteriorate.

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB-Pittsburgh), which is one of 11 regional Federal Home Loan Banks. The Bank has a line of credit with the FHLB-Pittsburgh that is secured by a blanket lien on its loan portfolio. Access to this line of credit is critical if a funding need arises. However, there can be no assurance that the FHLB-Pittsburgh will be able to provide funding when needed, nor can there be assurance that the FHLB-Pittsburgh will provide funds specifically to the Bank should its financial condition deteriorate and/or regulators prevent that access. The inability to access this source of funds could have a materially adverse effect on the Corporation's financial flexibility if alternate financing is not available at acceptable interest rates. The failure of the FHLB-Pittsburgh or the FHLB system in general, may materially impair the Corporation's ability to meet short- and long-term liquidity needs or to meet growth plans.

The Corporation owns common stock of the FHLB-Pittsburgh to qualify for membership in the FHLB system and access services from the FHLB-Pittsburgh. The FHLB-Pittsburgh faces a variety of risks in its operations including interest rate risk, counterparty credit risk, and adverse changes in its regulatory framework. In addition, the 11 Federal Home Loan Banks are jointly liable for the consolidated obligations of the FHLB system. To the extent that one FHLB cannot meet its obligations, other FHLBs can be called upon to make required payments. Such risks affecting the FHLB-Pittsburgh could adversely impact the value of the Corporation's investment in the common stock of the FHLB-Pittsburgh and/or affect its access to credit.

Risks Related to an Investment in the Corporation's Common Stock

There is a limited trading market in the Corporation common stock, which will hinder your ability to sell the Corporation's common stock and may lower the market price of the stock.

Although the Corporation common stock is quoted on OTCQX, the Corporation common stock is traded only sporadically. An active trading market for shares of the Corporation common stock may never develop or be sustained. Shareholders may not be able to sell shares when they desire if a liquid trading market does not develop or sell them at a price equal to their cost basis even if a liquid trading market does develop. This limited trading market for the Corporation common stock may also result in a lower market value of the Corporation common stock.

The Corporation can provide no assurance regarding whether, and if so when, it will make dividend payments in the future.

All dividends paid by the Corporation in the future will be dependent on the Corporation's financial condition, results of operations, and cash flows, as well as capital regulations and dividend restrictions imposed by the rules and regulations of the Pennsylvania Department of Banking and Securities ("PADOBS"), the FDIC, and the Federal Reserve. The Federal Reserve and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances. The Corporation can provide no assurance regarding whether, and if so when, it will make dividend payments in the future.

The Corporation common stock is not FDIC insured and may lose value.

Shares of the Corporation common stock are not savings accounts or deposits and are not insured or guaranteed by the FDIC, or any other governmental agency, and involve investment risk, including the possible loss of the entire value of the investment.

The Corporation's shareholders have limited control over changes in the Corporation's policies and operations, which increases the uncertainty and risks that shareholders face.

The Board of Directors of the Corporation determines the major policies of the Corporation, including its policies regarding growth and dividends. The Board of Directors may amend or revise these and other policies without a vote of the shareholders. The Board of Directors' broad discretion in setting policies and shareholders' inability to exert control over those policies increases the uncertainty and risks shareholders face.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We are exposed to various cybersecurity risks that could adversely affect our business, operations, and financial condition.

As a community bank, we rely heavily on information technology and telecommunications systems to conduct our business activities, such as processing transactions, maintaining records, communicating with customers and vendors, and providing online and mobile banking services. These systems are subject to various cybersecurity threats, such as unauthorized access, hacking, phishing, malware, ransomware, denial-of-service attacks, and other malicious or criminal activities, that could compromise the confidentiality, integrity, or availability of our systems, data, or customer information. Cybersecurity threats may originate from external sources, such as cybercriminals, hackers, terrorists, or foreign governments, or from internal sources, such as employees, contractors, or vendors. Cybersecurity threats may also target our third-party service providers, such as core processors, cloud providers, or payment processors, whose systems and data are interconnected with ours.

We have implemented various security measures and controls to protect our systems and data from unauthorized access, use, or disclosure, such as firewalls, encryption, authentication, backup, and recovery, both internally and with our third party managed service provider. We also have established policies and procedures to monitor and respond to cybersecurity incidents, and to comply with applicable laws and regulations regarding cybersecurity and data privacy. We regularly review and update our security measures and controls to address the evolving nature and sophistication of cybersecurity threats. We also provide training and education to our employees and customers on cybersecurity awareness and best practices. In addition, we maintain cyber liability insurance coverage to mitigate the potential financial impact of cybersecurity incidents. Furthermore, internal and external auditors and regulators periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain a Business Continuity and Incident Response Program that provides a documented framework for responding to actual or potential incidents, including engagement of appropriate third parties such as insurance providers and incident response professionals, and timely reporting to our regulators, chief executive officer and board of directors as appropriate. The Business Continuity and Incident Response Program is coordinated by the information security officer and key members of management are embedded into the Plan by its design. The Business Continuity and Incident Response Program facilitates coordination across multiple areas of our organization and is evaluated at least annually.

Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is always present. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks. Despite our efforts, we cannot guarantee that our security measures and controls will be sufficient or effective to prevent, detect, or mitigate all cybersecurity incidents or to protect our systems and data from unauthorized access, use, or disclosure. We may experience cybersecurity incidents in the future that could result in operational disruption, reputational damage, customer dissatisfaction, loss of business or revenue, legal liability, regulatory actions, fines, penalties, or remediation costs. Any of these outcomes could have a material adverse effect on our business, operations, and financial condition. While we have experienced cybersecurity incidents in the past, risks from cybersecurity threats have not materially affected the Corporation to date.

Item 2. Properties

The Corporation and its subsidiary occupy twenty-two branch properties in Clinton, Columbia, Lycoming, Montour, and Northumberland Counties in Pennsylvania, which are used principally as banking offices, as well as one ancillary facility. As of December 31, 2025, the Corporation and its subsidiary bank owned twenty-one of such properties and leased two such properties.

We consider our facilities to be suitable and adequate for our current and immediate future purposes.

Item 3. Legal Proceedings

The Corporation and the Bank are involved in various legal proceedings incidental to their business. Management believes that any such legal proceedings will not have a material adverse effect upon the Corporation's financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Corporation had 928 stockholders of record and 3,536,754 shares of common stock outstanding, par value of $1.25 per share, the only authorized class of common stock, outstanding as of December 31, 2025. Quotations for the Corporation's common stock appear under the symbol "CCFN" on the OTCQX, a trading platform operated by OTC Markets Group for companies that are current in their reporting with federal banking regulators. These quotations represent inter-dealer prices and do not include retail mark-up, markdown or commission. They may not necessarily represent actual transactions. The high and low closing sale prices and dividends per share of our common stock for the four quarters of 2025 and 2024 are summarized in the following table.

2025:	High ($)	Low ($)	Dividends Declared ($)
First quarter	45.00	41.40	0.45
Second quarter	47.50	38.61	0.95
Third quarter	50.99	46.05	0.45
Fourth quarter	56.82	49.32	0.45

2024:	High ($)	Low ($)	Dividends Declared ($)
First quarter	35.75	28.98	0.44
Second quarter	34.75	29.00	0.44
Third quarter	35.00	32.00	0.44
Fourth quarter	44.00	32.60	0.44

We have paid cash dividends since organization of the Corporation in 1983. It is our present intention to continue the dividend payment policy, although the payment of future dividends must necessarily depend upon earnings, financial position, restrictions under applicable law and other factors relevant at the time the Board of Directors considers any declaration of dividends. Our ability to pay dividends is subject to certain legal restrictions described in Note 13, "Regulatory Matters" of the "Notes to Consolidated Financial Statements" included under Item 8 of this report, and in the "Capital Resources" section of the "Management's Discussion and Analysis of Consolidated Financial Conditions and Results of Operations," included under Item 7 of this report.

Effective May 14, 2024, the Corporation's Board of Directors authorized a new treasury stock repurchase program. Under the program, the Corporation was authorized to repurchase up to 178,614 shares of the Corporation's common stock. The Board of Directors' authorization provides that the treasury stock repurchase program shall continue until the earlier of the date an aggregate of 178,614 shares of common stock has been purchased or May 14, 2026, or until suspended or terminated by the Board of Directors, in its sole discretion. The following table sets forth a summary of purchases by the Corporation, in the open market, of its equity securities during the fourth quarter 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1 - 31, 2025	-	$ -	-	134,589
November 1 - 30, 2025	-	$ -	-	134,589
December 1 - 31, 2025	-	$ -	-	134,589

The Corporation sells shares of its $1.25 par value per share common stock to employee participants in its Employee Stock Purchase Plan. The following table summarizes the quarterly sales of shares within the past three years pursuant to the plan:

Date of Sale	Number of Shares Sold	Offering Price	Aggregate Consideration Received
December 31, 2025	777	$ 45.01	$ 34,973
September 30, 2025	979	42.78	41,882
June 30, 2025	1,032	37.69	38,896
March 31, 2025	1,253	37.79	47,351
December 31, 2024	1,211	30.52	36,960
September 30, 2024	1,500	30.44	45,660
June 30, 2024	1,739	27.97	48,640
March 31, 2024	2,012	27.98	56,296
December 31, 2023	593	32.09	19,029
September 30, 2023	614	33.63	20,649
June 30, 2023	460	38.22	17,581
March 31, 2023	514	38.38	19,727

The shares in the table above issued on March 31, 2023, and June 30, 2023, were issued without registration under the Securities Act of 1933, as amended, in reliance upon the exemption provided by 17 CFR 230.701.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, represents an overview of the financial condition and results of operations of the Corporation and should be read in conjunction with our consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" and Item 1A, "Risk Factors" of Part I to this Annual Report on Form 10-K.

The Corporation is in the business of providing customary retail, commercial banking and financial services to individuals, businesses and local governments through its 22 branch offices operated by Journey Bank, the Corporation's wholly-owned subsidiary. The Corporation's 22 branch offices are operated in Clinton, Columbia, Lycoming, Montour and Northumberland counties in Northcentral Pennsylvania.

CAUTIONARY STATEMENT

Certain statements in this section and elsewhere in this Annual Report on Form 10-K, other periodic reports filed by us under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of us may include "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect our current views with respect to future events and financial performance. Such forward looking statements are based on general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to:

- Our business and financial results are affected by business and economic conditions, primarily in the Northcentral Pennsylvania market in which we operate.

- Changes in interest rates and valuations in the debt, equity and other financial markets.

- Disruptions in the liquidity and other functioning of financial markets, including such disruptions in the market for real estate and other assets commonly securing financial products.

- Actions by the Federal Reserve Board and other government agencies, including those that impact money supply and market interest rates.

- Changes in our customers' and suppliers' performance in general and their creditworthiness in particular.

- Changes in customer preferences and behavior, whether as a result of changing business and economic conditions or other factors.

- A downturn in significant segments of the United States or global financial markets could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities and indirectly by affecting our customers and suppliers and the economy generally.

- Our business and financial performance could be impacted as the financial industry restructures in the current environment by changes in the competitive landscape.

- Given current economic and financial market conditions, our forward-looking statements are subject to the risk that these conditions will be substantially different than we are currently expecting.

- Legal, regulatory and governmental developments could have an impact on our ability to operate our businesses, our financial condition, results of operations, our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, and regulators' future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education and mortgage lending, the protection of confidential customer information, and other aspects of the financial institution industry; and (e) changes in accounting policies and principles.

- A deterioration of the credit rating for United States long-term sovereign debt or the impact of uncertain or changing political conditions, including federal government shutdowns and uncertainty regarding United States fiscal debt, deficit and budget matters.

- The impacts of tariffs, sanctions and other trade policies of the United States and its global trading counterparts and the resulting impact on the our business and our customers.

- Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.

- Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

- Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.

- Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

- Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy, capital and other financial markets generally, or on us or our customers and suppliers.

The words "believe," "expect," "anticipate," "project" and similar expressions signify forward looking statements. Readers are cautioned not to place undue reliance on any forward looking statements made by or on behalf of us. Any such statement speaks only as of the date the statement was made. We undertake no obligation to update or revise any forward looking statements.

The following discussion and analysis should be read in conjunction with the detailed information and consolidated financial statements, including notes thereto, included elsewhere in this report. Our consolidated financial condition and results of operations are essentially those of our subsidiary, Journey Bank. Therefore, the analysis that follows is directed to the performance of the Bank.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Corporation's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and conform to general practices within the banking industry. In the preparation of its financial statements, the Corporation is required to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Corporation's critical accounting policies are fundamental to understanding this MD&A and are more fully described in Note 1 ("Summary of Significant Accounting Policies") within the Corporation's Notes to the Consolidated Financial Statements which are included in Part II of this Annual Report on Form 10-K.

The Corporation defines its critical accounting policies in accordance with U.S. GAAP. U.S. GAAP requires the Corporation to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on its financial condition and results of operations, as well as the specific manner in which those principles are applied. Application of assumptions different than those used by the Corporation could result in material changes in the Corporation's financial position or results of operations. The Corporation believes its policies governing the determination of the allowance for credit losses, the fair value of available-for-sale debt securities and the fair values of assets acquired and liabilities assumed in business combinations are critical accounting policies. The Corporation's management has reviewed and approved these critical accounting policies and has discussed these policies with its Audit Committee. The Corporation believes the critical accounting policies used in the preparation of its financial statements that require significant estimates and judgments are as follows:

Allowance for Credit Losses (ACL) – Loans

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326, *Financial Instruments – Credit Losses*, provides guidance on the accounting for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. ASC 326 requires consideration of a broad range of reasonable and supportable information to form credit loss estimates in an effort to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. Commonly referred to as Current Expected Credit Losses ("CECL"), ASC 326 requires a financial asset (or a group of financial assets) to be measured at an amortized cost basis and presented at the net amount expected to be collected. ASC 326 affects financial assets and net investment in leases that are not accounted for at fair value through net income, including such financial assets as loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash.

Management evaluates the credit quality of the Corporation's loan portfolio on an ongoing basis and performs a formal review of the adequacy of the ACL on a quarterly basis. The ACL is established through a provision for credit losses charged to earnings and is maintained at a level that management considers to be an estimate of the lifetime expected credit losses of the portfolio as of the evaluation date. Loans, or portions of loans, determined by management to be uncollectible are charged off against the ACL, while recoveries of amounts previously charged off are credited to the ACL.

Determining the amount of the ACL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows, estimated losses on pools of homogeneous loans based on historical loss experience and reasonable and supportable forecasts, as well as consideration of current economic trends and conditions, all of which may be susceptible to significant change. Banking regulators, as an integral part of their examination of the Corporation, also review the ACL, and may require, based on information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the ACL. Additionally, the ACL is determined, in part, by the composition and size of the loan portfolio.

The ACL consists of two components, a specific component and a general component. The specific component relates to loans that are individually analyzed for impairment. For such loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience as adjusted for qualitative factors. The general reserve component of the ACL is based on pools of performing loans segregated by loan segment. Historical loss factors are applied based on historical losses in each risk rating category to determine the appropriate reserve related to those loans.

Although the Corporation's management uses the best information available, the level of the ACL remains an estimate which is subject to significant judgment and short-term change which could have a significant impact on the Corporation's financial condition or results of operations. From January 1, 2025 to December 31, 2025, the level of the ACL increased from $9.9 million to $10.0 million and the ACL to total loans decreased from 0.88% to 0.85%. The Corporation's ACL is highly sensitive to the methods, assumptions and estimates underlying its calculation. See Note 4 "Loans and Allowance for Credit Losses" within the Corporation's Notes to the Consolidated Financial Statements which are included in Part II of this Annual Report on Form 10-K for additional qualitative and quantitative information about the Corporation's ACL.

Fair Value of Available-For-Sale Debt Securities

Another material estimate is the calculation of fair values of the Corporation's debt securities. For the Corporation's debt securities, the Corporation receives estimated fair values from an independent valuation service, or from brokers. In developing fair values, the valuation service and the brokers compare securities that have similar maturities, coupon rates, and credit ratings. Estimated fair values of debt securities may vary among brokers and other valuation services.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is not amortized but is periodically evaluated for impairment. Impairment testing is performed using either a qualitative or quantitative approach. The Corporation has selected September 30 as the date to perform the annual goodwill impairment test. Additionally, a goodwill impairment evaluation is performed on an interim basis when events or circumstances indicate impairment potentially exists. Based on the annual goodwill impairment tests completed September 30, 2025 and 2024, no impairment was noted. No assurance can be given that future impairment tests will not result in a charge to earnings.

The Corporation's other intangible assets consist primarily of core deposit intangibles. The calculation of core deposit intangibles are based on significant judgements. Core deposit intangibles are calculated using a discounted cash flow model based on various factors including discount rate, attrition rate, interest rate, cost of alternative funds and net maintenance costs. Core deposit intangibles are amortized over the expected life of each acquired core deposit type, discounted at a long-term market oriented after-tax rate of return. Core deposit intangibles are reviewed for impairment when indicators of impairment are present. Indicators of impairment may include significant runoff or attrition. Management is not aware of any indicators of impairment related to core deposit intangibles as of December 31, 2025 or 2024.

FINANCIAL CONDITION

Total assets at December 31, 2025 amounted to $1.673 billion, an increase of $77.2 million, or 4.8% from $1.596 billion at December 31, 2024. The change in total assets primarily reflected increases in cash and cash equivalents, available-for-sale debt securities, and loans receivable, partially offset by a decrease in deferred tax assets, net. Cash and cash equivalents increased $31.2 million, available-for-sale debt securities increased $4.0 million and loans receivable, not held for sale, increased by $51.6 million. Deferred tax assets, net, decreased $4.0 million. Total liabilities at December 31, 2025, were $1.481 billion, an increase of $51.1 million, or 3.6% from $1.430 billion at December 31, 2024. Deposit balances increased by $120.3 million, short-term borrowings decreased $55.9 million and long-term borrowings decreased $15.0 million since December 31, 2024.

Total average assets increased 2.0% from $1.593 billion for the year ended December 31, 2024, to $1.625 billion for the year ended December 31, 2025. Average earning assets were $1.517 billion for the year ended December 31, 2025 and $1.491 billion for the year ended December 31, 2024. Average interest-bearing liabilities were $1.159 billion for each of the years ended December 31, 2025 and 2024.

Cash and cash equivalents increased $31.2 million or 179.3% from $17.4 million at December 31, 2024 to $48.5 million at December 31, 2025. This increase is primarily related to increased correspondent bank balances resulting from cash flows from available-for-sale debt securities as well as strong deposit growth during the year ended December 31, 2025.

Available-for-sale debt securities increased $4.0 million to $327.2 million at December 31, 2025 from $323.2 million at December 31, 2024. The Corporation received proceeds from sales, paydowns, calls and maturities of available-for-sale debt securities of $94.0 million during the year ended December 31, 2025. Offsetting this activity were purchases of $84.6 million and an increase in fair value of available-for-sale debt securities of $12.5 million for year ended December 31, 2025.

Gross loans not held for sale increased 4.6% to $1.178 billion at December 31, 2025 from $1.126 billion at December 31, 2024. This increase is related to strong loan demand during the year ended December 31, 2025.

Deferred tax assets, net, decreased $4.0 million to $6.0 million at December 31, 2025 from $10.0 million at December 31, 2024. This decrease is primarily related to decreases in deferred tax assets related to unrealized losses on available-for-sale debt securities and purchase accounting adjustments for the year ended December 31, 2025.

Interest-bearing deposits increased $103.0 million to $1.136 billion at December 31, 2025 from $1.033 billion at December 31, 2024. Noninterest-bearing deposits increased 6.7% from $259.7 million at December 31, 2024 to $277.0 million at December 31, 2025. The increase in interest-bearing deposits during the year ended December 31, 2025 was a result of strong organic deposit growth in combination with the continued execution of a strategic initiative to reposition customer repurchase agreements, which are classified as short-term borrowings, into core deposit accounts. The Bank anticipates the completion of this project in 2026 which will assist in optimizing the Bank's long-term liquidity needs and balance sheet management strategies. The increase in noninterest-bearing deposits was a result of continued growth in overall deposit levels and changes in product mix for the year ended December 31, 2025.

Short-term borrowings decreased $55.9 million to $12.5 million at December 31, 2025 from $68.4 million at December 31, 2024. This change was primarily related to the migration of customer repurchase agreements as discussed above as well as a paydown in short-term FHLB borrowings during the year ended December 31, 2025.

Long-term borrowings were $55.5 million at December 31, 2024 compared to $40.6 million at December 31, 2025. This decrease is primarily related to $15.2 million in long-term borrowing maturities during the year ended December 31, 2025.

Total stockholder's equity increased by $26.1 million, or 15.7%, from $166.4 million at December 31, 2024, to $192.5 million at December 31, 2025. The increase is primarily attributable to earnings, net of cash dividends, along with a decrease in accumulated other comprehensive loss due to changes in the fair values of available-for-sale debt securities. Accumulated other comprehensive loss amounted to $4.0 million as of December 31, 2025 and $13.9 million as of December 31, 2024.

The loan-to-deposit ratio is a key measurement of liquidity. Our loan-to-deposit ratio decreased from 86.4% as of December 31, 2024 to 82.6% as of December 31, 2025 due to the asset/liability mix changes noted above, and remains within internal policy limits.

It is our opinion that the asset/liability mix and the interest rate risk associated with the balance sheet are within manageable parameters. Constant monitoring using asset/liability reports and interest rate risk scenarios are in place along with quarterly asset/liability management meetings on the committee level by the Bank's Board of Directors. Additionally, the Bank's Asset/Liability Committee meets quarterly with an investment consultant and works with independent third parties regularly to review key assumptions and other metrics used in the modeling software.

Securities

The Corporation's investment securities portfolio provides a source of liquidity needed to meet expected loan demand and interest income to increase profitability. Additionally, the investment securities portfolio is used to meet pledging requirements to secure public deposits, customer repurchase agreements and for other purposes. Debt securities are classified as either available-for-sale or held-to-maturity at the time of purchase based on management's intent. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a component of stockholders' equity in accumulated other comprehensive income (loss), net of tax, while held-to-maturity securities are carried at amortized cost. At December 31, 2025 and December 31, 2024, all debt securities were classified as available-for-sale. Equity securities with readily determinable fair values are carried at fair value, with gains and losses due to fluctuations in market value included in the Consolidated Statements of Income. Securities with limited marketability and/or restrictions, such as FHLB of Pittsburgh stock, are carried at cost. Decisions to purchase or sell investment securities are based upon management's current assessment of long- and short-term economic and financial conditions, including the interest rate environment and asset/liability management, liquidity and tax-planning strategies.

At December 31, 2025, the investment portfolio was comprised principally of available-for-sale debt securities including, fixed-rate, taxable and tax-exempt obligations of state and political subdivisions and fixed-rate and floating-rate securities issued by U.S. government or U.S. government-sponsored agencies, which include agencies, mortgage-backed securities and collateralized mortgage obligations, or CMOs. Additionally, the Corporation holds equity investments in the stock of certain publicly traded bank holding companies. Except for U.S. government and government-sponsored agencies, there were no securities of any individual issuer that exceeded 10.0% of stockholders' equity as of December 31, 2025.

The majority of the Corporation's debt securities are fixed-rate instruments and inherently subject to interest rate risk, as the value of fixed-rate securities fluctuates with changes in interest rates. Generally, a security's value reacts inversely with changes in interest rates. Available-for-sale securities are carried at fair value, with unrealized gains or losses reported in the accumulated other comprehensive income or loss component of stockholder's equity, net of deferred income taxes. At December 31, 2025, the Corporation reported a net unrealized loss, included in accumulated other comprehensive loss, of $4.0 million, net of deferred income taxes of $1.1 million, a decrease of $9.9 million compared to the net unrealized holding loss of $13.9 million, net of deferred income taxes of $3.7 million, at December 31, 2024. Any future changes in interest rates could result in changes in the fair value of the Corporation's securities portfolio and capital position. However, accumulated other comprehensive income and loss related to available-for-sale debt securities is excluded from regulatory capital and does not have an impact on the Corporation's regulatory capital ratios.

The following table presents the carrying value of available-for-sale debt securities, at fair value at December 31, 2025 and December 31, 2024:

(In Thousands)	December 31, 2025		December 31, 2024	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
AVAILABLE-FOR-SALE DEBT SECURITIES:				
Obligation of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 190,299	$ 182,347	$ 128,631	$ 113,707
Collateralized mortgage obligations	5,758	6,217	6,752	7,046
Other	54,500	53,603	123,500	119,454
Obligations of state and political subdivisions	81,625	84,890	81,680	82,762
Other debt securities	180	188	274	279
Total available-for-sale debt securities	$ 332,362	$ 327,245	$ 340,837	$ 323,248
Aggregate Unrealized Loss		$ (5,117)		$ (17,589)
Aggregate Unrealized Loss as a % of Amortized Cost		(1.5%)		(5.2%)

The following table presents the weighted-average yields on available-for-sale debt securities by major category and maturity period at December 31, 2025. Yields are calculated on the basis of the amortized cost and weighted for the scheduled maturity of each security. Because mortgage-backed securities and collateralized mortgage obligations are not due at a single maturity date, they are not included in the maturity categories in the following summary.

(Dollars In Thousands)	Within One Year	Yield	One-Five Years	Yield	Five-Ten Years	Yield	After Ten Years	Yield	Total	Yield
AVAILABLE-FOR-SALE DEBT SECURITIES:										
Obligation of U.S. Government Corporations and Agencies:										
Other	$ 54,500	1.09%	$ -	-	$ -	-	$ -	-	$ 54,500	1.09%
Obligations of state and political subdivisions	1,641	4.16%	8,871	4.05%	29,662	4.36%	41,451	4.56%	81,625	4.42%
Other debt securities	-	-	180	5.39%	-	-	-	-	180	5.39%
Sub-total	$ 56,141	1.18%	$ 9,051	5.96%	$ 29,662	4.36%	$ 41,451	4.56%	$ 136,305	3.22%
Mortgage-backed securities									190,299	3.14%
Collateralized mortgage obligations									5,758	5.24%
Total									$ 332,362	3.16%

Marketable Equity Securities

At December 31, 2025, and December 31, 2024, the Corporation held $1.4 million in equity securities recorded at fair value. The following is a summary of unrealized and realized gains and losses recognized in net income on equity securities during the years ended December 31, 2025 and 2024:

(In Thousands)	For the Years Ended December 31,	
	2025	2024
Net gains recognized during the period on marketable equity securities	$ 56	$ 60
Less: Net gains recognized during the period on marketable equity securities sold during the period	-	-
Unrealized gains recognized during the period on marketable equity securities still held at the reporting date	$ 56	$ 60

See Note 3 within the Corporation's Notes to the Consolidated Financial Statements which are included in this Annual Report on Form 10-K for more information regarding Corporation's investment portfolio as of December 31, 2025.

Loans

Gross loans receivable increased 4.6% from $1.126 billion at December 31, 2024 to $1.178 billion at December 31, 2025. The percentage distribution in the loan portfolio is shown in the tables below:

(In Thousands)	December 31, 2025		December 31, 2024	
	Amount	%	Amount	%
Commercial and industrial	$ 95,352	8.1%	$ 93,445	8.3%
Commercial real estate:				
Commercial mortgages	355,557	30.2%	325,882	28.9%
Student housing	48,043	4.1%	45,808	4.1%
Residential real estate	659,627	56.0%	638,952	56.7%
Consumer and other	19,002	1.6%	21,850	1.9%
Gross loans	$ 1,177,581	100.0%	$ 1,125,937	100.0%

Loan concentrations are considered to exist when there are amounts loaned to a number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Our lending activity is heavily concentrated in the geographic market areas we serve. This geographic concentration subjects our loan portfolio to the general economic conditions within the state. The risks created by this concentration have been considered by management and are monitored on an ongoing basis. As of December 31, 2025 and December 31, 2024, there were no concentrations of loans exceeding 10% of total loans other than the categories of loans disclosed in the table above. We believe our loan portfolio is diversified relative to industry concentrations across the various loan portfolio categories.

Banking regulators have established guidelines of less than 100% of tier 1 capital plus allowance for credit losses in construction lending and less than 300% of tier 1 capital plus allowance for credit losses in commercial real estate lending that management monitors as part of the risk management process. The construction concentration ratio is a percentage of the outstanding construction and land development loans to total tier 1 capital plus allowance for credit losses. The commercial real estate concentration ratio is a percentage of the outstanding balance of non-owner occupied commercial real estate, multifamily, and construction and land development loans to tier 1 capital plus allowance for credit losses. At December 31, 2025, the Bank's exposure to commercial real estate was well below these guidelines.

As of December 31, 2025, commercial real estate loans totaled $403.6 million or 34.3% of total gross loans. Of this amount commercial mortgage loans represented $355.6 million or 30.2% of total gross loans and student housing loans represented $48.0 million or 4.1% of total gross loans. The following table presents the distribution of commercial real estate loans and related percentage of the total loan portfolio as of December 31, 2025 and December 31, 2024:

(In Thousands)	December 31, 2025		December 31, 2024	
	Amount	%	Amount	%
Commercial real estate:				
Commercial mortgages:				
Commercial construction	$ 19,105	1.6%	$ 24,664	2.2%
Multifamily	74,392	6.3%	74,463	6.6%
Owner occupied nonfarm nonresidential	122,506	10.4%	101,697	9.0%
Non-owner occupied nonfarm nonresidential	90,548	7.7%	83,882	7.4%
Other commercial	49,006	4.2%	41,176	3.7%
Student housing	48,043	4.1%	45,808	4.1%
Total commercial real estate	$ 403,600	34.3%	$ 371,690	33.0%

The following table presents the maturity distribution and interest rate information of the loan portfolio by major category as of December 31, 2025:

	As of December 31, 2025										
	Fixed-Rate Loans					Variable- or Adjustable-Rate Loans					All Loans
(In Thousands)	1 Year or Less	1-5 Years	5-15 Years	>15 Years	Total	1 Year or Less	1-5 Years	5-15 Years	>15 Years	Total	Total
Commercial and industrial	$ 9,491	$ 19,610	$ 13,022	$ 189	$ 42,312	$ 14,480	$ 2,911	$ 23,862	$ 11,787	$ 53,040	$ 95,352
Commercial real estate:											
Commercial mortgages	2,378	6,843	22,978	11,847	44,046	17,292	7,834	81,204	205,181	311,511	355,557
Student housing	-	2,000	2,012	-	4,012	617	5,393	15,070	22,951	44,031	48,043
Residential real estate	7,125	7,987	53,629	41,749	110,490	13,536	3,278	54,994	477,329	549,137	659,627
Consumer and other	1,406	4,966	2,313	357	9,042	9	748	3,137	6,066	9,960	19,002
Total	$ 20,400	$ 41,406	$ 93,954	$ 54,142	$ 209,902	$ 45,934	$ 20,164	$ 178,267	$ 723,314	$ 967,679	$ 1,177,581

See Note 4 within the Corporation's Notes to the Consolidated Financial Statements which are included in this Annual Report on Form 10-K for more information regarding the Corporation's loan portfolio as of December 31, 2025.

Asset Quality

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, net of deferred loan fees and costs, and reduced by the allowance for credit losses. The allowance for credit losses is established through a provision for credit losses charged to earnings.

The Corporation has established and consistently applies loan policies and procedures designed to foster sound underwriting and credit monitoring practices. Credit risk is managed through the efforts of loan officers, the Chief Credit Officer, the loan review function, as well as oversight from the Board of Directors. Management continually evaluates its credit risk management practices to ensure problems in the loan portfolio are addressed in a timely manner, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond management's control. Under the Corporation's risk rating system, loans are rated pass, special mention, substandard, doubtful, or loss, with all categories reviewed regularly as part of the risk management practices.

Non-performing loans are monitored on an ongoing basis as part of the Corporation's loan review process. Additionally, work-outs for non-performing loans and foreclosed assets held for sale are actively monitored through the Bank's Credit Department. A potential loss on a non-performing asset is generally determined by comparing the outstanding loan balance to the fair market value of the pledged collateral, less estimated cost to sell.

Management actively manages non-performing loans in an effort to mitigate loss to the Corporation by working with customers to develop strategies to resolve borrower difficulties, through sale or liquidation of collateral, foreclosure and other appropriate means. In addition, management monitors employment and economic conditions within its market area, as weakening of conditions could result in real estate devaluations and an increase in loan delinquencies, which could negatively impact asset quality and cause an increase in the provision for credit losses.

The following table presents information about non-performing assets, as of December 31, 2025 and December 31, 2024:

Non-performing Assets

(dollars in thousands)	December 31, 2025	December 31, 2024
Non-accrual loans	$ 11,523	$ 10,047
Loans past due 90 days or more and still accruing	135	-
Total non-performing loans	11,658	10,047
Foreclosed assets held for sale	320	70
Total non-performing assets	$ 11,978	$ 10,117
Non-performing loans as a percentage of total loans, gross	0.99%	0.89%
Non-performing assets as a percentage of total assets	0.72%	0.63%
Allowance for credit losses as a percentage of total loans, gross	0.85%	0.88%
Allowance for credit losses to non-performing assets	83.14%	97.44%

Total non-performing assets amounted to $12.0 million, or 0.72% of total assets at December 31, 2025, as compared to $10.1 million, or 0.63% of total assets at December 31, 2024. For the year ended December 31, 2025, the Corporation experienced increases in non-accrual loans in multiple loan classifications, however, the most significant increase was in residential real estate loans which increased $1.3 million.

Residential real estate non-accrual loans are generally related to a homogenous population of well secured loans collateralized by 1-4 family residential properties. With respect to commercial real estate non-accrual loans, the Corporation has experienced a limited number of large commercial relationships that have required significant monitoring and workout efforts. As a result, these relationships may significantly impact the total amount of allowance required on individual loans and may significantly impact the provision for credit losses and the amount of total charge-offs reported in any one period.

Management believes it has been conservative in its decisions concerning identification of loans requiring individual evaluation for credit loss, estimates of loss, and nonaccrual status; however, the actual losses realized from these relationships could vary materially from the allowances calculated as of December 31, 2025. Management continues to closely monitor its loan relationships for credit losses and will adjust its estimates of loss and decisions concerning nonaccrual status, if appropriate.

Allowance for Credit Losses

The allowance for credit losses was $10.0 million at December 31, 2025, compared to $9.9 million at December 31, 2024. The allowance equaled 0.85% of total loans, net of unearned fees and costs and unamortized fair value adjustments, at December 31, 2025 as compared to 0.88% of total loans at December 31, 2024. The allowance for credit losses is analyzed quarterly and reviewed by the Corporation's Board of Directors. No concentration or apparent deterioration in classes of loans or pledged collateral was evident. Regular loan meetings with the Corporation's Board of Directors reviewed new loans over specified thresholds. Delinquent loans, loan exceptions and certain large loans are addressed by the full Board no less than monthly to determine compliance with policies.

The following tables present the allocation of the allowance for credit losses as of December 31, 2025 and December 31, 2024:

(dollars in thousands)	December 31, 2025			December 31, 2024		
	Allowance for Credit Losses	Percent of Allowance	Percent of Loans to Gross Loans	Allowance for Credit Losses	Percent of Allowance	Percent of Loans to Gross Loans
Commercial and industrial	$ 1,037	10.4%	8.1%	$ 931	9.4%	8.3%
Commercial real estate	6,148	61.7%	34.3%	6,869	69.7%	33.0%
Residential real estate	2,556	25.7%	56.0%	1,850	18.8%	56.7%
Consumer and other	218	2.2%	1.6%	208	2.1%	1.9%
Total	$ 9,959	100.0%	100.0%	$ 9,858	100.0%	100.0%

The most significant changes in the allowance for credit losses on an individual segment basis from December 31, 2024 to December 31, 2025 include an increase in residential real estate loans from $1,850,000, or 18.8% of the total allowance, at December 31, 2024 to $2,556,000, or 25.7% of the total allowance, at December 31, 2025, as well as a decrease in commercial real estate loans from $6,869,000, or 69.7% of the total allowance, at December 31, 2024 to $6,148,000, or 61.7% of the total allowance, at December 31, 2025. The increase for residential real estate loans includes the impact of increases in non-accrual loans which impacted probability of default calculations and levels of individually evaluated loans and related individually evaluated allowance levels as well as changes in qualitative factors related to the nature of the loan portfolio, volume and severity of past due loans, loan grade migration, changes in lending staff, changes in lending policies and procedures and forecasted economic conditions. The decrease for commercial real estate loans includes the impact of lower individually evaluated allowances related to student housing loans due to a decrease in loan balances, an increase in the volume of collateral dependent loans with no allowance required due to higher overall nonperforming commercial real estate loan balances as well as a decrease in allowance levels for commercial construction loans due to decreases in volume and loss rates utilized. The impact of these items was partially offset by changes in qualitative factors consistent with residential real estate loans as noted above.

See Notes 1 and 4 within the Corporation's Notes to the Consolidated Financial Statements which are included in this Annual Report on Form 10-K for more information regarding the Corporation's allowance for credit losses as of December 31, 2025.

Deposits

Deposits are the primary source of funds for the Corporation's lending and investing activities. The Corporation provides a range of deposit services to businesses and individuals, including noninterest-bearing checking accounts, interest-bearing checking accounts, savings accounts, money market accounts and time deposits. These accounts generally earn interest at rates the Corporation establishes based on market factors and the anticipated amount and timing of funding needs. The establishment or continuity of a core deposit relationship can be a factor in loan pricing decisions. While the Corporation's primary focus is on establishing customer relationships to attract core deposits, at times, the Corporation may use brokered deposits and other wholesale deposits to supplement its funding sources. As of December 31, 2025, the Corporation held no brokered deposits.

The following tables summarize the average balances outstanding and average interest rates for each major category of deposits for years ended December 31, 2025 and 2024, respectively:

	For the Years Ended						
	December 31, 2025		December 31, 2024		Balance Change		
	Average Balance	Average Rate	Average Balance	Average Rate	Amount	%	
(In Thousands)							
Non-interest bearing	$ 272,234	- %	$ 261,935	- %	$ 10,299	3.9 %	
Savings	194,195	0.03	198,175	0.03	(3,980)	(2.0)	
Interest-bearing demand deposits	422,737	2.22	324,602	2.02	98,135	30.2	
Money market deposits	105,084	1.91	109,584	2.08	(4,500)	(4.1)	
Time deposits	362,173	3.50	341,740	3.95	20,433	6.0	
Total deposits	$1,356,423	1.78 %	$1,236,036	1.81 %	$120,387	9.7 %	

The Corporation believes its deposit product offerings are properly structured to attract and retain core low-cost deposit relationships. The average cost of interest-bearing deposits for the years ended December 31, 2025, and 2024, was 2.22% and 2.30%, respectively. The decreased cost was primarily attributable to decreased market rates during 2024 and 2025.

At December 31, 2025, estimated uninsured deposits, or the portion of deposit accounts which exceeded the Federal Deposit Corporation insurance limit, totaled $383.6 million. Of this amount, $146.9 million was collateralized by securities pledged by the Corporation or letters of credit issued through the Federal Home Loan Bank of Pittsburgh. Time deposits of $250,000 or more totaled approximately $97.0 million at December 31, 2025.

See Note 6 within the Corporation's Notes to the Consolidated Financial Statements which are included in this Annual Report on Form 10-K for more information regarding the Corporation's deposits as of December 31, 2025.

Borrowings

Short-term borrowings consist primarily of securities sold under agreements to repurchase and periodic overnight or short-term Federal Home Loan Bank advances. Average short-term borrowings amounted to 2.4% and 10.3% of total interest-bearing liabilities for the years ended December 31, 2025 and 2024, respectively. This change was primarily related to the migration of customer repurchase agreements as well as a paydown in short-term FHLB borrowings during 2025.

Long-term borrowings consist of advances due to the FHLB - Pittsburgh. Under terms of a blanket agreement, the loans are secured by certain qualifying assets of the Bank which consist principally of first mortgage loans. The carrying value of these collateralized items was $856.5 million at December 31, 2025. The Bank has lines of credit with the Federal Reserve Bank Discount Window, FHLB – Pittsburgh, and Atlantic Community Bankers Bank in the aggregate amount of $613.4 million at December 31, 2025. The unused portion of these lines of credit was $557.2 million at December 31, 2025.

See Note 7 within the Corporation's Notes to the Consolidated Financial Statements which are included in this Annual Report on Form 10-K for more information regarding the Corporation's borrowings as of December 31, 2025.

Capital Resources

Management believes, as of December 31, 2025, that Journey Bank meets all capital adequacy requirements to which it is subject. Management annually performs stress testing on its regulatory capital levels and expects Journey Bank to maintain capital levels that exceed the regulatory standards for well-capitalized institutions for the next 12 months and for the foreseeable future.

Future dividend payments and repurchases of common stock will depend upon maintenance of a strong financial condition, future earnings and capital and regulatory requirements. In addition, Journey Bank is subject to restrictions on the amount of dividends that may be paid without approval of banking regulatory authorities. Further, although Muncy Columbia Financial Corporation is not subject to the specific consolidated capital requirements, its ability to pay dividends, repurchase stock or engage in other activities may be limited by the Federal Reserve if it fails to hold sufficient capital commensurate with its overall risk profile.

The following table reflects the Bank's actual capital amounts and ratios at December 31, 2025 and 2024:

(Dollars in Thousands)	Journey Bank Amount	Journey Bank Ratio	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required For Capital Adequacy Purposes with Conservation Buffer Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2025					
Total capital (to risk-weighted assets)	$ 170,931	16.87%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	161,300	15.92%	6.00%	8.50%	8.00%
Tier I common equity (to risk-weighted assets)	161,300	15.92%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	161,300	9.93%	4.00%	4.00%	5.00%
Total risk-weighted assets	1,013,109				
Total average assets	1,624,578				

(Dollars in Thousands)	Journey Bank Amount	Journey Bank Ratio	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required For Capital Adequacy Purposes with Conservation Buffer Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2024					
Total capital (to risk-weighted assets)	$ 152,703	16.03%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	143,417	15.06%	6.00%	8.50%	8.00%
Tier I common equity (to risk-weighted assets)	143,417	15.06%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	143,417	9.10%	4.00%	4.00%	5.00%
Total risk-weighted assets	952,452				
Total average assets	1,576,746				

RESULTS OF OPERATIONS

Net income in 2025 amounted to $24.2 million, or $6.85 per share, an increase of $5.2 million compared to $19.0 million, or $5.33 per share, in 2024. The increase in net income for 2025 compared to 2024 was primarily attributable to a significant increase in net interest income, partially offset by increases in non-interest expense and income tax provision expense.

Net interest income increased $10.1 million, or 20.1% to $60.6 million in 2025, from $50.5 million in 2024. Non-interest income was $10.4 million in both 2025 and 2024. Non-interest expense was $41.0 million in 2025, an increase of $3.4 million, or 8.9%, from $37.7 million in 2024, which was primarily related to increases in salaries and employee benefits, Pennsylvania shares tax and professional fees. Income tax provision expense increased $1.6 million, or 47% to $4.9 million in 2025, from $3.3 million in 2024, due to higher pretax earnings.

The annual return on average assets was 1.49% in 2025 compared to 1.19% in 2024. The annualized return on average equity was 13.57% in 2025 compared to 11.88% in 2024. The Corporation declared and paid dividends to holders of common stock of $2.30 per share in 2025 and $1.76 per share in 2024.

Net Interest Income

Net interest income is the difference between (i) interest income, interest and fees on interest-earning assets, and (ii) interest expense, interest paid on deposits and borrowed funds. Net interest income represents the largest component of the Corporation's operating income and, as such, is the primary determinant of profitability. Net interest income is impacted by variations in the volume, rate and composition of earning assets and interest-bearing liabilities, changes in general market interest rates and the level of non-performing assets. Interest income is shown on a fully tax-equivalent basis using the corporate statutory tax rate of 21.0% in 2025 and 2024.

Tax-equivalent net interest income increased $10.2 million, or 19.7%, to $61.8 million in 2025 compared to $51.6 million in 2024. The increase in tax-equivalent net interest income was due to an increase in tax-equivalent interest income reflecting higher earning asset volumes and yields, along with a decrease in interest expense which resulted primarily from a significant decrease in average borrowings coupled with a decrease in the average rate paid on total interest-bearing liabilities. Tax-equivalent net interest margin, a key measurement used in the banking industry to measure income from earning assets relative to the cost to fund those assets, is calculated by dividing tax-equivalent net interest income by average interest-earning assets. The Corporation's tax-equivalent net interest margin increased 62 basis points to 4.08% in 2025 compared to 3.46% in 2024, which was largely caused by increases in yields on earning assets along with a decrease in total in cost of funds. Additionally, interest rate spread, the difference between the average yield on interest-earning assets, shown on a fully tax-equivalent basis, and the average cost of interest-bearing liabilities, increased 66 basis points to 3.52% in 2025 compared to 2.86% in 2024.

Tax-equivalent interest income increased $6.3 million, or 7.6%, to $89.2 million for the year ended December 31, 2025 from $82.9 million for the same period in 2024, which was largely caused by growth in average earning assets, coupled with an increase in the tax-equivalent yield on average earning assets. Average earning assets increased $25.1 million, or 1.7%, to $1.517 billion for year ended December 31, 2025 from $1.491 billion for the same period in 2024, resulting in a corresponding increase to tax-equivalent interest income of $3.4 million. Specifically, average loans increased $50.2 million, or 4.5%, to $1.166 billion for the year ended December 31, 2025 from $1.116 billion for the same period in 2024, which reflected strong organic loan growth. Total investment securities averaged $331.6 million for the year ended December 31, 2025, a decrease of $38.3 million, or 10.3%, compared to $369.9 million for the same period in 2024, which contributed to a net decrease of $0.7 million in tax-equivalent interest income. The tax-equivalent yield on earning assets increased 32 basis points to 5.88% for the year ended December 31, 2025 from 5.56% for the same period in 2024, which resulted in a corresponding increase in tax-equivalent interest income of $2.9 million. The Corporation's tax-equivalent yield on loans increased 11 basis points to 6.69% for the year ended December 31, 2025 compared to 6.58% for the same period in 2024, resulting in a corresponding increase in tax-equivalent interest income of $1.2 million, due primarily to the origination of new loans at higher yields and the continued repricing of existing variable rate loans in the Corporation's portfolio. Meanwhile, the tax-equivalent yield on investment securities increased 67 basis points to 3.16% for the year ended December 31, 2025 from 2.49% for the same period in 2024 and caused a corresponding increase to tax-equivalent interest income of $1.9 million.

Interest expense decreased $3.9 million, or 12.3%, to $27.4 million for the year ended December 31, 2025 from $31.3 million for the same period in 2024, which was primarily from a significant decrease in average borrowings, coupled with a lower overall cost of funds. Average borrowed funds, which is largely comprised of customer repurchase agreements and FHLB of Pittsburgh advances, averaged $75.0 million for the year ended December 31, 2025, a decrease of $109.6 million from $184.5 million for the same period in 2024. Lower volumes of average borrowed funds resulted in a corresponding decrease in interest expense of $5.3 million. Total average interest-bearing deposits increased $110.1 million, or 11.3%, to $1.084 billion for the year ended December 31, 2025, compared to $974.1 million for the same period in 2024, which resulted in a corresponding increase in interest expense of $2.7 million. For the year ended December 31, 2025, the Corporation's cost of funds decreased 33 basis points to 2.37% from 2.70% for the same period in 2024. The average rate paid on total borrowings decreased 40 basis points to 4.41% for the year ended December 31, 2025 from 4.81% for the same period in 2024. The average rate paid on total interest-bearing deposits decreased 8 basis points to 2.22% for the year ended December 31, 2025 from 2.30% for the same period in 2024, which resulted in a corresponding decrease in interest expense of $1.0 million.

The following Average Balance Sheet and Rate Analysis tables presents the average assets, actual income or expense and the average yield on assets, liabilities and stockholders' equity for the years ended December 31, 2025 and 2024.

AVERAGE BALANCE SHEET AND RATE ANALYSIS
YEAR ENDED DECEMBER 31,

(In Thousands)	2025			2024		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS:	(1)			(1)		
Tax-exempt loans	$ 40,965	$ 1,976	4.82%	$ 41,875	$ 1,889	4.51%
All other loans	1,125,411	76,002	6.75%	1,074,344	71,513	6.66%
Total loans (2)(3)(4)	1,166,376	77,978	6.69%	1,116,219	73,402	6.58%
Taxable securities	252,245	6,205	2.46%	290,951	5,063	1.74%
Tax-exempt securities (3)	79,344	4,283	5.40%	78,907	4,145	5.25%
Total securities	331,589	10,488	3.16%	369,858	9,208	2.49%
Interest-bearing deposits in other banks	18,584	767	4.13%	5,339	288	5.39%
Total interest-earning assets	1,516,549	89,233	5.88%	1,491,416	82,898	5.56%
Other assets	108,871			102,048		
TOTAL ASSETS	$ 1,625,420			$ 1,593,464		
LIABILITIES:						
Savings	$ 194,195	58	0.03%	$ 198,175	61	0.03%
Now deposits	422,737	9,382	2.22%	324,602	6,564	2.02%
Money market deposits	105,084	2,005	1.91%	109,584	2,270	2.07%
Time deposits	362,173	12,670	3.50%	341,740	13,507	3.95%
Total interest-bearing deposits	1,084,189	24,115	2.22%	974,101	22,402	2.30%
Short-term borrowings	28,123	1,103	3.92%	119,908	5,741	4.79%
Long-term borrowings	46,849	2,201	4.70%	64,633	3,135	4.85%
Total borrowings	74,972	3,304	4.41%	184,541	8,876	4.81%
Total interest-bearing liabilities	1,159,161	27,419	2.37%	1,158,642	31,278	2.70%
Noninterest-bearing deposits	272,234			261,935		
Other liabilities	15,567			12,752		
Stockholders' equity	178,458			160,135		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,625,420			$ 1,593,464		
Interest rate spread (6)			3.52%			2.86%
Net interest income/margin (5)		$ 61,814	4.08%		$ 51,620	3.46%

(1) Average volume information was compared using daily averages for interest-earning and bearing accounts.

(2) Interest on loans includes loan fee income.

(3) Tax exempt interest revenue is shown on a tax-equivalent basis using a statutory federal income tax rate of 21 percent for 2025 and 2024.

(4) Nonaccrual loans have been included with loans for the purpose of analyzing net interest earnings.

(5) Net interest margin is computed by dividing annualized tax-equivalent net interest income by total interest earning assets.

(6) Interest rate spread represents the difference between the average rate earned on interest-earning assets and the average
rate paid on interest-bearing liabilities.

Reconcilement of Taxable Equivalent Net Interest Income

(In Thousands)	For the Years Ended December 31,	
	2025	2024
Total interest income	$ 88,018	$ 81,743
Total interest expense	27,419	31,278
Net interest income	60,599	50,465
Tax equivalent adjustment	1,215	1,155
Net interest income (fully taxable equivalent)	$ 61,814	$ 51,620

Rate/Volume Analysis

To enhance the understanding of the effects of volumes (the average balance of earning assets and costing liabilities) and average interest rate fluctuations on the Consolidated Balance Sheets as it pertains to net interest income, the table below reflects these changes for the years ended December 31, 2025 versus December 31, 2024:

(In Thousands)	Years Ended December 31, 2025 vs 2024 Increase (Decrease) Due to		
	Volume	Rate	Net
Interest income:			
Loans, tax-exempt	$ (41)	$ 128	$ 87
Loans	3,400	1,090	4,490
Taxable investment securities	(674)	1,816	1,142
Tax-exempt investment securities	23	114	137
Interest bearing deposits	714	(235)	479
Total interest-earning assets	3,422	2,913	6,335
Interest expense:			
Savings	(1)	(2)	(3)
NOW deposits	1,984	834	2,818
Money market deposits	(93)	(172)	(265)
Time deposits	808	(1,645)	(837)
Short-term borrowings	(4,395)	(243)	(4,638)
Long-term borrowings, FHLB	(863)	(71)	(934)
Total interest-bearing liabilities	(2,560)	(1,299)	(3,859)
Change in net interest income	$ 5,982	$ 4,212	$ 10,194

Provision for Credit Losses

A summary of the provision for credit losses for the years ended December 31, 2025 and 2024, is as follows:

(In Thousands)	For the Years Ended December 31,	
	2025	2024
Provision for credit losses:		
Loans receivable	$ 834	$ 847
Off-balance sheet exposures	5	(10)
Total provision for credit losses	$ 839	$ 837

For the year ended December 31, 2025, there was a provision for credit losses of $839,000, an increase of $2,000 in expense compared to a provision for credit losses of $837,000 for the year ended December 31, 2024. The provision for the year ended December 31, 2025 included expense related to loans receivable of $834,000 and expense related to off-balance sheet exposures of $5,000. The provision for the year ended December 31, 2024 included expense related to loans receivable of $847,000 and a credit related to off-balance sheet exposures of $10,000.

The provision amounts for the years ended December 31, 2025 and 2024 primarily reflect an increase in volume in the loan portfolio, increases in non-accrual loans which impacted probability of default calculations and changes in qualitative factors related to the nature of the loan portfolio, volume and severity of past due loans, loan grade migration, changes in lending staff, changes in lending policies and procedures and forecasted economic conditions.

See Notes 1 and 4 within the Corporation's Notes to the Consolidated Financial Statements which are included in this Annual Report on Form 10-K for more information regarding the Corporation's allowance for credit losses as of December 31, 2025.

Non-interest Income

Total non-interest income was $10.4 million for each of the years ended December 31, 2025, and 2024. Service charges and fees increased $236,000 due primarily to higher overdraft fee income. Brokerage income and trust income increased $131,000 and $168,000, respectively, due primarily to higher assets under management. These changes were offset by realized losses on available-for-sale debt securities, net, which totaled $422,000 for 2025 compared to $85,000 for 2024. The increase in realized losses on available-for-sale debt securities, net, for 2025 was related to a strategic realignment of the investment portfolio to enhance net interest margin in future years. Additionally, other non-interest income decreased $294,000 due to one-time events in the first quarter 2024 including incentives received in conjunction with the launch of a debit card reissuance project as well as a governmental grant recorded in conjunction with the completion of a solar energy project.

| | For the Years Ended | | | | | |
| | December 31, 2025 | | December 31, 2024 | | Change | |
(In Thousands)	Amount	% Total	Amount	% Total	Amount	%
Service charges and fees	$ 2,968	28.6 %	$ 2,732	26.3 %	$ 236	8.6 %
Interchange fees	2,641	25.5	2,640	25.4	1	0.0
Gain on sale of loans	503	4.9	413	4.0	90	21.8
Earnings on bank-owned life insurance	925	8.9	928	8.9	(3)	(0.3)
Brokerage	938	9.1	807	7.8	131	16.2
Trust	1,111	10.7	943	9.1	168	17.8
Gains on marketable equity securities	56	0.5	60	0.6	(4)	(6.7)
Realized losses on available-for-sale debt securities, net	(422)	(4.1)	(85)	(0.8)	(337)	396.5
Other non-interest income	1,643	15.9	1,937	18.7	(294)	(15.2)
Total non-interest income	$ 10,363	100.0 %	$ 10,375	100.0 %	$ (12)	(0.1) %

Non-interest Expense

Total non-interest expense increased $3.4 million or 8.9% from $37.7 million for the year ended December 31, 2024, to $41.0 million for the year ended December 31, 2025. Salaries and employee benefits expense of $21.7 million for the year ended December 31, 2025 increased $2.6 million from $19.2 million for the same period of 2024. The Corporation recorded one-time pretax expenses totaling $1.3 million in conjunction with the retirement of its Executive Chairman during the year ended December 31, 2025. Additionally, health insurance expenses associated with the Corporation's partially self-funded health insurance plan were $704,000 higher in the year ended December 31, 2025 than the same period of 2024. In addition to the increase in salaries and employee benefits expense, Pennsylvania shares tax expense increased $298,000 or 31.7% due to increased capital levels, professional fees increased $417,000, due primarily to higher overall marketing and advertising costs as well as higher foreclosure and loan workout expenses. These increases were partially offset by decreases in merger-related expenses of $241,000 and amortization of intangibles of $179,000 due to lower core deposit intangible amortization in 2025.

One standard to measure non-interest expense is to express annualized non-interest expense as a percentage of average total assets. For the year ended December 31, 2025 this percentage was 2.52% compared to 2.36% for the year ended December 31, 2024.

(In Thousands)	For the Years Ended					
	December 31, 2025		December 31, 2024		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 21,720	52.9 %	$ 19,167	50.9 %	$ 2,553	13.3 %
Occupancy	2,623	6.4	2,459	6.5	164	6.7
Furniture and equipment	1,704	4.2	1,665	4.4	39	2.3
Pennsylvania shares tax	1,239	3.0	941	2.5	298	31.7
Professional fees	1,939	4.7	1,522	4.0	417	27.4
Director's fees	695	1.7	618	1.6	77	12.5
Federal deposit insurance	870	2.1	820	2.2	50	6.1
Data processing and telecommunications	3,645	8.9	3,595	9.5	50	1.4
Automated teller machine and interchange	779	1.9	671	1.8	108	16.1
Merger-related expenses	-	-	241	0.6	(241)	(100.0)
Amortization of intangibles	2,023	4.9	2,202	5.8	(179)	(8.1)
Other non-interest expense	3,783	9.3	3,761	10.2	22	0.6
Total non-interest expense	$ 41,020	100.0 %	$ 37,662	100.0 %	$ 3,358	8.9 %

LIQUIDITY

Liquidity is the ability to quickly raise cash at a reasonable cost. An adequate liquidity position permits the Bank to pay creditors, compensate for unforeseen deposit fluctuations and fund unexpected loan demand. The Bank's primary sources of funds are deposits, securities sold under agreements to repurchase, principal repayments of securities and outstanding loans, funds provided from operations, and day-to-day FHLB – Pittsburgh borrowings. In addition, the Bank invests excess funds in short-term interest-earning assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and repayments on loans and mortgage-backed securities.

The Bank strives to maintain sufficient liquidity to fund operations, loan demand and to satisfy fluctuations in deposit levels. The Bank is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound banking operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. The Bank attempts to maintain adequate but not excessive liquidity, and liquidity management is both a daily and long-term function of its business management. The Bank manages its liquidity in accordance with a board of directors-approved asset liability policy and liquidity contingency plan, which are administered by its asset-liability committee ("ALCO"). ALCO reports interest rate sensitivity, liquidity, capital and investment-related matters on a quarterly basis to the Bank's board of directors.

The Bank reviews cash flow projections regularly and updates them in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. While deposits and securities sold under agreements to repurchase are its primary source of funds, when needed it is also able to generate cash through borrowings from the FHLB. At December 31, 2025, the Bank had remaining available capacity with FHLB, subject to certain collateral restrictions, of $537.4 million.

Liquidity management is required to ensure that adequate funds will be available to meet anticipated and unanticipated deposit withdrawals, debt service payments, investment commitments, commercial and consumer loan demand, and ongoing operating expenses. Funding sources include principal repayments on loans, sale of assets, growth in time and core deposits, short and long-term borrowings, investment securities coming due, loan prepayments and repurchase agreements. Regular loan payments are a dependable source of funds, while the sale of investment securities, deposit growth and loan prepayments are significantly influenced by general economic conditions and the level of interest rates.

The statement of cash flows presents the change in cash and cash equivalents from operating, investing and financing activities. Cash and due from banks and interest-bearing deposits in other banks, which comprise cash and cash equivalents, are the Corporation's most liquid assets. Cash and cash equivalents totaled $48.5 million at December 31, 2025, an increase of $31.2 million from $17.4 million at December 31, 2024, as net cash inflows reported from operating and financing activities outpaced net cash outflows from investing activities for the year ended December 31, 2025.

Net cash outflows from investing activities used $33.1 million of cash and cash equivalents during the year ended December 31, 2025. Accounting for the majority of the net cash outflows was a net increase in loans of $43.1 million which was partially offset by a net cash inflow from purchases, proceeds from sales, paydowns, calls and maturities of available-for-sale debt securities of $9.4

million. Financing activities provided $40.9 million in net cash, which resulted primarily from a decrease in short-term borrowings, consisting of customer repurchase agreements and short-term FHLB borrowings, of $55.9 million along with a repayment of long-term borrowings of $15.2 million. These outflows were offset by a $120.0 million increase in deposits. Operating activities include net income, adjusted for the effects of non-cash transactions including, among others, depreciation and amortization and the provision for credit losses, and is the primary source of cash flows from operations. For the year ended December 31, 2025, operating activities provided the Corporation with $23.3 million in net cash, which primarily reflected net income of $24.2 million.

The Corporation regularly analyzes its ability to generate adequate amounts of cash to meet its short and long-term cash requirements and plans. As part of its quarterly asset liability management procedures, the Corporation performs liquidity cash flow forecasts in various base level and stress scenarios to monitor future cash needs. The Corporation has not identified any known demands, commitments, events or uncertainties that would result or that are reasonably likely to result in its liquidity position materially increasing or decreasing over the next 12 months. The Corporation's long-term cash needs are regularly analyzed through its strategic planning process, which includes a detailed review of liquidity and funding needs.

We manage liquidity on a daily basis. We believe that our liquidity is sufficient to meet present and future financial obligations and commitments on a timely basis. However, see potential liquidity risk factors at Item 1A – Risk Factors and refer to the Consolidated Statements of Cash Flows contained in this Annual Report on Form 10-K.

INTEREST RATE RISK MANAGEMENT

Interest rate risk management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. The Bank's net interest income is affected by changes in the level of market interest rates. In order to maintain consistent earnings performance, the Bank seeks to manage, to the extent possible, the repricing characteristics of its assets and liabilities.

One major objective of the Bank when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Bank's ALCO, which is comprised of senior management and Board members. ALCO meets quarterly to monitor the ratio of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk is a regular part of management of the Bank. Consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of noncontractual assets and liabilities, are in effect. In addition, there is an annual process to review the interest rate risk policy with the Board of Directors which includes limits on the impact to earnings from shifts in interest rates.

The ratio between assets and liabilities repricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

To manage the interest sensitivity position, an asset/liability model called "gap analysis" is used to monitor the difference in the volume of the Bank's interest sensitive assets and liabilities that mature or reprice within given periods. A positive gap (asset sensitive) indicates that more assets reprice during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. The Bank employs computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest sensitive assets and liabilities in order to determine what impact these rate changes will have upon our net interest spread. At December 31, 2025, our cumulative gap positions were within the internal risk management guidelines.

In addition to gap analysis, the Bank uses net interest income simulations and economic value of equity ("EVE") simulations as the primary tools in measuring and managing the Bank's position and considers balance sheet forecasts, the Bank's liquidity position, the economic environment, anticipated direction of interest rates and the Bank's earnings sensitivity to changes in these rates in its modeling. In addition, ALCO has established policy tolerance limits for acceptable negative changes in net interest income. Furthermore, as part of its ongoing monitoring, ALCO requires annual back testing of modeling results, which involves after-the-fact comparisons of projections with the Bank's actual performance to measure the validity of assumptions used in the modeling techniques.

The following table illustrates the simulated impact of parallel and instantaneous interest rate shocks of +100, +200, +300, -100, -200, and -300 basis points on net interest income and the change in economic value over a one-year time horizon from the December 31, 2025 levels:

| | Rates +100 | | Rates +200 | | Rates +300 | | Rates -100 | | Rates -200 | | Rates -300 | |
	Simulation Results	Policy Limit	Simulation Results	Policy Limit	Simulation Results	Policy Limit	Simulation Results	Policy Limit	Simulation Results	Policy Limit	Simulation Results	Policy Limit
Earnings at risk:												
Percent change in net interest income	2.12%	-10.00%	-1.58%	-15.00%	-5.55%	-20.00%	6.59%	-10.00%	7.41%	-15.00%	10.04%	-20.00%
Economic value at risk:												
Percent change in economic value of equity	-5.95%	-15.00%	-13.14%	-25.00%	-21.26%	-30.00%	2.31%	-15.00%	3.75%	-25.00%	5.55%	-30.00%

Model results from the simulation at December 31, 2025 indicated that the Bank was projected to see an increase in net interest income over a one-year horizon in any of the rate shock scenarios, with the exception of the +200 and +300 scenarios, which showed 1.58% and 5.55% decreases, respectively. The percent change in EVE is expected to decrease in all rates up scenarios and increase in all rates down scenarios. All modeled exposures to net interest income and EVE for the next twelve-month horizon are within internal ALCO policy guidelines.

This analysis does not represent a forecast for the Bank and should not be relied upon as being indicative of expected operating results. These simulations are based on numerous assumptions, including but not limited to, the nature and timing of interest rate levels, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacements of asset and liability cash flows, and other factors. While assumptions reflect current economic and local market conditions, the Bank cannot make any assurances as to the predictive nature of these assumptions, including changes in interest rates, customer preferences, competition and liquidity needs, or what actions ALCO might take in responding to these changes.

It is our opinion that the asset/liability mix and the interest rate risk associated with the balance sheet is within manageable parameters. Additionally, the Bank's ALCO meets quarterly with an asset liability management consultant.

IMPACT OF INFLATION AND CHANGING PRICES

The preparation of financial statements in conformity with U.S. GAAP requires management to measure the Corporation's financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the Corporation's operations is primarily related to increases in operating expenses. Management considers changes in interest rates to impact our financial condition and results of operations to a far greater degree than changes in prices due to inflation. Although interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. The Corporation manages interest rate risk in several ways. There can be no assurance that the Corporation will not be materially adversely affected by future changes in interest rates, as interest rates are highly sensitive to many factors that are beyond its control. Additionally, inflation may adversely impact the financial condition of the Corporation's borrowers and could impact their ability to repay their loans, which could negatively affect the Corporation's asset quality through higher delinquency rates and increased charge-offs. Management will carefully consider the impact of inflation and rising interest rates on the Corporation's borrowers in managing credit risk related to the loan portfolio.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information called for by this item can be found at Item 7 of this report on Form 10-K under the caption "Interest Rate Risk Management" and is incorporated in its entirety by reference under this Item 7A.

Item 8. Financial Statements and Supplementary Data

Muncy Columbia Financial Corporation
Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Data)	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 12,828	$ 11,200
Interest-bearing deposits in other banks	35,712	6,180
Total cash and cash equivalents	48,540	17,380
Available-for-sale debt securities, at fair value	327,245	323,248
Marketable equity securities, at fair value	1,411	1,355
Restricted investment in bank stocks, at cost	5,412	7,095
Loans held for sale	847	1,691
Loans receivable	1,177,581	1,125,937
Allowance for credit losses	(9,959)	(9,858)
Loans, net	1,167,622	1,116,079
Premises and equipment, net	26,263	26,484
Foreclosed assets held for sale	320	70
Accrued interest receivable	5,063	4,850
Bank-owned life insurance	41,740	40,953
Investment in limited partnerships	4,346	5,092
Deferred tax asset, net	5,992	10,012
Goodwill	25,609	25,609
Other intangible assets, net	8,042	10,047
Other assets	4,747	5,993
TOTAL ASSETS	$ 1,673,199	$ 1,595,958
LIABILITIES		
Interest-bearing deposits	$ 1,135,740	$ 1,032,729
Noninterest-bearing deposits	277,012	259,700
Total deposits	1,412,752	1,292,429
Short-term borrowings	12,455	68,388
Long-term borrowings	40,584	55,536
Accrued interest payable	1,644	1,857
Other liabilities	13,223	11,338
TOTAL LIABILITIES	1,480,658	1,429,548
STOCKHOLDERS' EQUITY		
Common stock, par value $1.25 per share; 15,000,000 shares authorized; issued 3,845,479 and outstanding 3,536,754 at December 31, 2025; issued 3,841,438 and outstanding 3,532,713 at December 31, 2024	4,807	4,802
Additional paid-in capital	83,720	83,543
Retained earnings	119,364	103,268
Accumulated other comprehensive loss	(4,043)	(13,896)
Treasury stock, at cost; 308,725 shares at December 31, 2025 and 2024	(11,307)	(11,307)
TOTAL STOCKHOLDERS' EQUITY	192,541	166,410
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,673,199	$ 1,595,958

See accompanying notes to the consolidated financial statements.

Muncy Columbia Financial Corporation
Consolidated Statements of Income

(In Thousands, Except Share and Per Share Data)	For the Years Ended December 31,	
	2025	2024
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans:		
Taxable	$ 76,002	$ 71,513
Tax-exempt	1,583	1,518
Interest and dividends on investment securities:		
Taxable	5,580	4,256
Tax-exempt	3,461	3,361
Dividend and other interest income	625	807
Deposits in other banks	767	288
TOTAL INTEREST AND DIVIDEND INCOME	88,018	81,743
INTEREST EXPENSE		
Deposits	24,115	22,402
Short-term borrowings	1,103	5,741
Long-term borrowings	2,201	3,135
TOTAL INTEREST EXPENSE	27,419	31,278
NET INTEREST INCOME	60,599	50,465
PROVISION FOR CREDIT LOSSES	839	837
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	59,760	49,628
NON-INTEREST INCOME		
Service charges and fees	2,968	2,732
Interchange fees	2,641	2,640
Gain on sale of loans	503	413
Earnings on bank-owned life insurance	925	928
Brokerage	938	807
Trust	1,111	943
Gains on marketable equity securities	56	60
Realized losses on available-for-sale debt securities, net	(422)	(85)
Other non-interest income	1,643	1,937
TOTAL NON-INTEREST INCOME	10,363	10,375
NON-INTEREST EXPENSE		
Salaries and employee benefits	21,720	19,167
Occupancy	2,623	2,459
Furniture and equipment	1,704	1,665
Pennsylvania shares tax	1,239	941
Professional fees	1,939	1,522
Director's fees	695	618
Federal deposit insurance	870	820
Data processing and telecommunications	3,645	3,595
Automated teller machine and interchange	779	671
Merger-related expenses	-	241
Amortization of intangibles	2,023	2,202
Other non-interest expense	3,783	3,761
TOTAL NON-INTEREST EXPENSE	41,020	37,662
INCOME BEFORE INCOME TAX PROVISION	29,103	22,341
INCOME TAX PROVISION	4,878	3,318
NET INCOME	$ 24,225	$ 19,023
EARNINGS PER SHARE - BASIC AND DILUTED	$ 6.85	$ 5.33
WEIGHTED AVERAGE SHARES OUTSTANDING	3,534,435	3,568,145

See accompanying notes to the consolidated financial statements.

Muncy Columbia Financial Corporation
Consolidated Statements of Comprehensive Income

(In Thousands)	For the Years Ended December 31,			
		2025		2024
Net Income	$	24,225	$	19,023
Other comprehensive income:				
Unrealized holding gains on available-for-sale debt securities		12,050		1,360
Tax effect		(2,530)		(287)
Net realized losses included in net income		422		85
Tax effect		(89)		(18)
Other comprehensive income, net		9,853		1,140
Comprehensive income	$	34,078	$	20,163

See accompanying notes to the consolidated financial statements.

Muncy Columbia Financial Corporation
Consolidated Statements of Changes in Stockholders' Equity

(In Thousands Except Share and Per Share Data)	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders Equity
Balance, December 31, 2024	3,841,438	$ 4,802	$ 83,543	$ 103,268	$ (13,896)	$ (11,307)	$ 166,410
Net income	-	-	-	24,225	-	-	24,225
Other comprehensive income	-	-	-	-	9,853	-	9,853
Common stock issuance under employee stock purchase plan	4,041	5	158	-	-	-	163
Recognition of employee stock purchase plan expense	-	-	19	-	-	-	19
Cash dividends ($2.30 per share)	-	-	-	(8,129)	-	-	(8,129)
Balance, December 31, 2025	3,845,479	$ 4,807	$ 83,720	$ 119,364	$ (4,043)	$ (11,307)	$ 192,541
Balance, December 31, 2023	3,834,976	$ 4,794	$ 83,343	$ 90,514	$ (15,036)	$ (9,790)	$ 153,825
Net income	-	-	-	19,023	-	-	19,023
Other comprehensive income	-	-	-	-	1,140	-	1,140
Common stock issuance under employee stock purchase plan	6,462	8	179	-	-	-	187
Recognition of employee stock purchase plan expense	-	-	21	-	-	-	21
Purchase of treasury stock (44,025 shares)	-	-	-	-	-	(1,517)	(1,517)
Cash dividends ($1.76 per share)	-	-	-	(6,269)	-	-	(6,269)
Balance, December 31, 2024	3,841,438	$ 4,802	$ 83,543	$ 103,268	$ (13,896)	$ (11,307)	$ 166,410

See accompanying notes to the consolidated financial statements.

Muncy Columbia Financial Corporation
Consolidated Statements of Cash Flows

(In Thousands)	For the Years Ended December 31, 2025	2024
OPERATING ACTIVITIES		
Net Income	$ 24,225	$ 19,023
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	839	837
Depreciation and amortization of premises and equipment	1,498	1,515
Accretion of loan fair value adjustments, net	(9,601)	(10,685)
Amortization of deposit fair value adjustments, net	276	1,185
Gains on marketable equity securities	(56)	(60)
Realized losses on available-for-sale debt securities, net	422	85
Accretion of investment securities, net	(1,390)	(719)
Losses on disposal of premises and equipment, net	137	-
Gain (loss) on sale of foreclosed assets held for sale, net	(10)	129
Deferred income taxes	1,401	2,317
Gain on sale of loans	(503)	(413)
Earnings on bank-owned life insurance	(925)	(928)
Proceeds from sale of mortgage loans	22,919	16,219
Originations of mortgage loans held for resale	(21,572)	(17,131)
Amortization of intangibles	2,023	2,202
Amortization of investment in limited partnerships	746	736
Gain on settlement of bank-owned life insurance claims	(119)	(66)
Decrease in accrued interest receivable and other assets	1,033	1,476
Increase in accrued interest payable and other liabilities	1,672	890
Other, net	272	288
Net cash provided by operating activities	23,287	16,900
INVESTING ACTIVITIES		
Available-for-sale debt securities:		
Purchases	(84,604)	(14,924)
Proceeds from sales	29,574	51,734
Proceeds from paydowns, calls and maturities	64,473	55,323
Proceeds from maturities of interest-bearing time deposits	-	989
Purchase of bank-owned life insurance	(47)	(44)
Proceeds from settlement of bank-owned life insurance claims	304	-
Proceeds from redemption of restricted investment in bank stocks	4,699	10,386
Purchase of restricted investment in bank stocks	(3,016)	(7,087)
Net increase in loans	(43,101)	(47,381)
Proceeds from sale of foreclosed assets held for sale	80	248
Acquisition of customer relationship intangibles	(18)	(354)
Acquisition of premises and equipment	(1,395)	(407)
Net cash (used for) provided by investing activities	(33,051)	48,483
FINANCING ACTIVITIES		
Net increase in deposits	120,047	140,575
Net decrease in short-term borrowings	(55,933)	(184,144)
Repayment of long-term borrowings	(15,224)	(15,212)
Purchase of treasury stock	-	(1,517)
Proceeds from issuance of common stock	163	187
Cash dividends paid	(8,129)	(6,269)
Net cash provided by (used for) financing activities	40,924	(66,380)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,160	(997)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	17,380	18,377
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 48,540	$ 17,380
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$ 27,632	$ 31,779
Income taxes paid	1,875	-
Loans transferred to foreclosed assets held for sale	320	277
Bank-owned life insurance death benefit receivable	-	294

See accompanying notes to the consolidated financial statements.

MUNCY COLUMBIA FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Muncy Columbia Financial Corporation (the "Corporation") are in accordance with the accounting principles generally accepted in the United States of America and conform to common practices within the banking industry. The more significant policies follow:

Principles of Consolidation

The consolidated financial statements include the accounts of Muncy Columbia Financial Corporation and its wholly-owned subsidiary, Journey Bank (the "Bank"). All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation is a financial holding company that provides full-service banking, including trust and financial services, through the Bank, to individuals and corporate customers. The Bank has twenty-two offices covering five Counties in Northcentral Pennsylvania. The Corporation and Bank are subject to the regulation of the Pennsylvania Department of Banking, the Federal Deposit Insurance Corporation, and the Federal Reserve Bank of Philadelphia.

Procuring deposits and making loans are the major lines of business. The deposits are mainly deposits of individuals and small businesses and include various types of checking accounts, statement savings, money market accounts, interest checking accounts, individual retirement accounts, and certificates of deposit. The Bank also offers non-insured "Repo sweep" accounts which are collateralized by pledged securities. Lending products include commercial, consumer, and mortgage loans. Trust services include administration of various estates, pension plans, self-directed IRA's and other services. Financial services are offered through a third-party brokerage arrangement. These services include a full line of stocks, bonds and other non-insured financial products which are offered through the Bank's investment center.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes include the allowance for credit losses, fair values of available-for-sale debt securities based on estimates from independent valuation services or from brokers and goodwill and other intangible assets. Assumptions and factors used in the estimates are evaluated on an annual basis or whenever events or changes in circumstances indicate that the previous assumptions and factors have changed. The result of the analysis could result in adjustments to the estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks and federal funds sold. Interest-earning deposits have original maturities of 90 days or less. Net cash flows are reported for loan, deposit, and short-term borrowing transactions.

Available-for-Sale Debt Securities

Debt securities classified as available-for-sale are carried at fair value with unrealized gains and losses, net of the related tax effects, reflected as a separate component of stockholders' equity. Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held-to-maturity, securities available-for-sale, or securities held for trading. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Debt securities which are held principally as a source of liquidity are classified as available-for-sale. Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in current earnings. Realized security gains and losses are computed using the specific identification method. The Corporation does not hold any held-to-maturity or trading securities as of December 31, 2025 and 2024. Interest and dividends on investment securities are recognized as income when earned.

Allowance for Credit Losses – Available-for-Sale Debt Securities

The Bank measures expected credit losses on available-for-sale debt securities when the Bank does not intend to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Bank considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this evaluation indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, equal to the amount that the fair value is less than the amortized cost basis. Economic forecast data is utilized to calculate the present value of expected cash flows. The Bank obtains its forecast data through a subscription to a widely recognized and relied upon company who publishes various forecast scenarios. Management evaluates the various scenarios to determine a reasonable and supportable scenario, and utilizes a single scenario in the model. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

The allowance for credit losses on available-for-sale debt securities is included within investment securities available-for-sale on the Consolidated Balance Sheets. Changes in the allowance for credit losses are recorded within provision for credit losses on the Consolidated Statements of Income. Losses are charged against the allowance for credit losses when the Bank believes the collectability of an available-for-sale security is in jeopardy or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale debt securities totaled $1,198,000 and $1,160,000 at December 31, 2025 and 2024, respectively, and is included within accrued interest receivable on the Consolidated Balance Sheets. This amount is excluded from the estimate of expected credit losses. Available-for-sale debt securities are typically classified as non-accrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When available-for-sale debt securities are placed on non-accrual status, unpaid interest credited to income is reversed.

Marketable Equity Securities

Marketable equity securities are carried at fair value with unrealized and realized gains and losses included in net income.

Restricted Investment in Bank Stocks

Restricted investment in bank stocks represent required investments in the common stock of correspondent banks and consists of common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") of $5,312,000 and $6,995,000 at December 31, 2025 and 2024, respectively, and other correspondent banks of $100,000 at both December 31, 2025 and 2024. As no active market exists for this stock, it is carried at cost. As a member of the FHLB, the Bank is required to maintain an investment in FHLB stock based on advances and other criteria. The Bank evaluated its holding of restricted stock and noted no credit loss at December 31, 2025 and 2024.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained; the mortgage servicing rights are recognized as assets upon the sale. See further information for accounting for these assets under "Mortgage Servicing Rights." Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at unpaid principal balance, net of unamortized deferred loan fees and costs, and an allowance for credit losses. Interest on fixed rate real estate loans and most business loans is accrued using a 360-day year. Interest on other loans is accrued over the term of each loan generally using the simple interest method based on a 365-day year. The Corporation recognizes nonrefundable loan origination fees and certain direct loan origination costs over the life of the related loans as an adjustment of loan yield using the interest method.

A loan is considered past due when a required payment is not received by the scheduled due date and is considered delinquent when it is 30 days or more past due. Loans are placed on nonaccrual status when principal or interest is past due 90 days or more and the collection of interest is doubtful, except for residential mortgage loans secured by 1-4 family dwellings. Residential mortgage loans are placed on nonaccrual status when it is established that funds are not available for repayment. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income. While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Purchased Credit Deteriorated ("PCD") Loans

The Corporation purchased loans in connection with its acquisition of Muncy Bank Financial, Inc. in 2023, some of which had, at the acquisition date, experienced more than insignificant credit deterioration since origination. The Corporation considers several factors as indicators that an acquired loan has evidence of deterioration in credit quality. These factors include loans classified as nonaccrual, loans with a risk rating of watch or worse, loans past due 30 days and over and still accruing, loans that are current but were more than 60 days past due at least once since origination and loans that are current but were delinquent 30 days, more than 3 times, since origination. PCD loans are recorded at the amount paid. An allowance for credit losses is determined on a collective basis and is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized costs basis and the par value of the loan is noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses.

Allowance for Credit Losses – Loans

The allowance for credit losses ("ACL") is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of the amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriated ACL inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Bank has identified the following portfolio segments and measures the allowance for credit losses using the following methods:
- Residential real estate
- Commercial real estate
- Commercial and industrial
- Consumer and other

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management may apply qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on various economic forecasts, unemployment forecast and management judgment. For periods beyond our reasonable and supportable forecast, we revert to historical loss rates utilizing a straight-line method over a one-year reversion period.

The Bank has elected to exclude accrued interest receivable from the measurement of its ACL totaling $3,865,000 and $3,690,000 at December 31, 2025 and 2024, respectively. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial loans that meet the following criteria: (1) when it is determined that foreclosure is probable; or (2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral; or (3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Specific reserves are established based on the following three acceptable methods for measuring the ACL: (1) the present value of expected future cash flows discounted at the loan's original effective interest rate; (2) the loan's observable market price; or (3) the fair value of the collateral when the loan is collateral dependent. Our individual loan evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. Collateral values are discounted to consider dispositions costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Allowance for Credit Losses – Off-Balance Sheet Credit Exposures

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Corporation records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Corporation's Consolidated Statements of Income. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model, taking into consideration the likelihood that funding will occur. The allowance for off-balance sheet exposures is included in other liabilities in the Corporation's Consolidated Balance Sheets and the related credit loss expense is recorded in the Consolidated Statements of Income.

Mortgage Servicing Rights

When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Mortgage servicing rights are reported in other assets on the Consolidated Balance Sheets. Servicing rights are evaluated for impairment annually based upon the fair value of the rights as compared to the carrying amount. Significant inputs to the fair value of mortgage servicing rights include expected net servicing income to be received, the expected life of the underlying loans and the discount rate. No impairment losses on mortgage servicing rights were recorded for the years ended December 31, 2025 and 2024.

Total loans serviced for the benefit of others amounted to $238,435,000 and $245,517,000 at December 31, 2025 and 2024, respectively, and are not included in the Consolidated Balance Sheets. Servicing fee income, which is reported on the Consolidated Statements of Income as other non-interest income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Net servicing fees totaled $371,000 and $441,000 for the years ended December 31, 2025 and 2024, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets Held for Sale

Foreclosed assets are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and assets are carried at the lower of the carrying amount or fair value less cost to sell. Net operating expenses and gains and losses realized from disposition are included in non-interest expense and income, respectively, within the Consolidated Statements of Income.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Maintenance and minor repairs are charged to operations as incurred. The cost and accumulated depreciation of the premises and equipment retired or sold are eliminated from the property accounts at the time of retirement or sale, and the resulting gain or loss is reflected in current operations.

Intangible Assets – Goodwill

Goodwill arises from business combinations and is determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. The Corporation has recorded net goodwill of $25,609,000 at both December 31, 2025 and 2024, related to the 2023 acquisition of Muncy Bank Financial, Inc. and its subsidiary, The Muncy Bank & Trust Company, and the 2008 acquisition of Columbia Financial Corporation and its subsidiary, First Columbia Bank & Trust Co. Goodwill acquired in a business combination is determined to have an indefinite useful life and is not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate an impairment test should be performed. Any impairment of goodwill results in a charge to income. Goodwill is tested for impairment at the reporting unit level and an impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Corporation employs general industry practices in evaluating the impairment of its goodwill and other intangible assets. Based upon its evaluation, management determined there was no impairment of goodwill during 2025 or 2024. No assurance can be given that future impairment tests will not result in a charge to earnings.

Intangible Assets – Other

The Corporation's other intangible assets consist of core deposit and customer relationship intangibles. These intangibles are being amortized on a sum of the years digits method over 10 years and had a net carrying value of $8,042,000 and $10,047,000 as of December 31, 2025 and 2024, respectively. The recoverability of the carrying value is evaluated on an ongoing basis, and permanent declines in value, if any, are charged to expense. Amortization of the Corporation's other intangible assets amounted to $2,023,000 and $2,202,000 for the years ended December 31, 2025 and 2024, respectively.

The estimated amortization expense of the other intangible assets over their remaining life is as follows:

(In Thousands):	Core Deposit Intangible		Customer Relationship Intangible		Total	
2026	$	1,738	$	58	$	1,796
2027		1,519		52		1,571
2028		1,299		45		1,344
2029		1,080		38		1,118
2030		860		31		891
Thereafter		1,263		59		1,322
Total	$	7,759	$	283	$	8,042

Bank-Owned Life Insurance

The Corporation has purchased life insurance policies on certain officers and directors. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the cash surrender value, and gains received upon the death of an insured, are recognized as a component of non-interest income within the Consolidated Statements of Income. The policies can be liquidated, if necessary, with tax costs associated. However, the Corporation intends to hold these policies and accordingly, the Corporation has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Investments in Limited Partnerships

The Corporation is a limited partner in six partnerships at December 31, 2025 that provide low income housing in the Corporation's geographic market area. The investments are accounted for under the proportional amortization method. The proportional amortization method results in the cost of the investments being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investments and the income tax credits being presented net in the Consolidated Statements of Income as a component of income tax expense. The amount of tax credits allocated to the Corporation was $840,000 and the amortization of the investments in limited partnerships was $746,000 in both 2025 and 2024. The carrying value of the Corporation's investments in limited partnerships was $4,346,000 and $5,092,000 at December 31, 2025 and 2024, respectively.

Income Taxes

The provision for income taxes is based on the results of operations, adjusted primarily for tax-exempt income. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. Deferred tax assets and liabilities are determined based on the differences between the consolidated financial statement and income tax basis of assets and liabilities measured by using the enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Deferred tax expense or benefit is based on the difference between deferred tax asset or liability from period to period.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Corporation and the Bank are subject to U.S. federal income tax and Commonwealth of Pennsylvania tax. The Corporation and the Bank file a consolidated federal income tax return. The Corporation is also required to file a separate state income tax return. With limited exceptions, the Corporation is no longer subject to examination by Federal or State taxing authorities for years prior to 2022. At December 31, 2025 and December 31, 2024 the Corporation did not have any unrecognized tax benefits. The Corporation does not expect the amount of any unrecognized tax benefits to significantly increase in the next twelve months. The Corporation recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other noninterest expense. At December 31, 2025 and December 31, 2024, the Corporation does not have any amounts accrued for interest and/or penalties.

Per Share Data

Basic earnings per share are calculated by dividing net income by the weighted average number of shares of common stock outstanding at the end of each period. Diluted earnings per share are calculated by increasing the denominator for the assumed conversion of all potentially dilutive securities. The Corporation does not have any securities which have or will have a dilutive effect, so accordingly, basic and diluted per share data are the same. Treasury shares are not deemed outstanding for earnings per share calculations.

Cash Flow Information

For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and due from banks, interest-bearing deposits in other banks and federal funds sold. The Corporation considers cash classified as interest-bearing deposits with other banks as a cash equivalent because they are represented by cash accounts essentially on a demand basis. Federal funds are also included as a cash equivalent because they are generally purchased and sold for one-day periods.

Treasury Stock

The purchase of the Corporation's common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a last-in first-out basis.

Trust Assets and Income

Property held by the Corporation in a fiduciary or agency capacity for its customers is not included in the accompanying consolidated financial statements because such items are not assets of the Corporation and the Bank. Trust Department income is generally recognized on a cash basis and is not materially different than if it was reported on an accrual basis.

Advertising Costs

It is the Corporation's policy to expense advertising costs in the period in which they are incurred. Advertising expenses for the years ended December 31, 2025 and 2024 were approximately $747,000 and $715,000, respectively.

Comprehensive Income

The Corporation is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. The Corporation's other comprehensive income is composed exclusively of the net unrealized gains and losses attributable to available-for-sale debt securities.

Revenue Recognition

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, management determined that the primary sources of revenue associated with financial instruments, including interest income on loans and investments, along with certain noninterest revenue sources including investment security gains, loan servicing charges, gains on the sale of loans, and earnings on bank owned life insurance are not within the scope of Topic 606. The Corporation's largest sources of noninterest income within the scope of Topic 606 are as follows:

- Trust and Brokerage fees – Trust and investment advisory income is primarily comprised of fees earned from the management and administration of trusts and customer investment portfolios. The Corporation's performance obligation is generally satisfied over a period of time and the resulting fees are billed monthly or quarterly, based upon the month end market value of the assets under management. Payment is generally received after month end through a direct charge to customers' accounts. Other performance obligations (such as delivery of account statements to customers) are generally considered immaterial to the overall transactions price. Commissions on transactions are recognized on a trade-date basis as the performance obligation is satisfied at the point in time in which the trade is processed.

- Service charges and fees – The Corporation has contracts with its deposit account customers where fees are charged if certain parameters are not met. These agreements can be cancelled at any time by either the Corporation or the deposit customer. Revenue from these transactions is recognized on a monthly basis as the Corporation has an unconditional right to the fee consideration. The Corporation also has transaction fees related to specific transactions or activities resulting from a customer request or activity that include overdraft fees, online banking fees, interchange fees, ATM fees and other transaction fees. All these fees are attributed to specific performance obligations of the Corporation where revenue is recognized at a defined point in time upon the completion of the requested service/transaction.

- Interchange fees - The Corporation issues debit cards to consumer and business customers with checking deposit accounts. Debit card and ATM transactions are processed via electronic systems that involve several parties. The Corporation's debit card and ATM transaction processing is executed via contractual arrangements with payment processing networks, a processor and a settlement bank. As described above, all deposit liabilities are considered to have one-day terms and therefore interchange revenue from customers' use of their debit cards to initiate transactions are recognized in income at the time when the services are provided and related fees received in the Corporation's deposit account with the settlement bank. Incremental costs associated with ATM and interchange processing are recognized as expense when incurred within noninterest expense in the Consolidated Statements of Income.

Segment Reporting

Management has determined that the Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others.

The Community Banking segment derives revenues from traditional banking and related financial services to individual, business and government customers. Through its branch, remote capture, internet banking, telephone, mobile banking, and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings, and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services. The Bank also performs personal, corporate, pension and fiduciary services as well as offers diverse investment products through its investment center. The Corporation does not have intra-entity sales or transfers other than dividends paid to the Corporation from the Bank.

The accounting policies of the Community Banking segment are the same as those described in the summary of significant accounting policies above. The Corporation's chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer assesses performance for the Community Banking segment and decides how to allocate resources based on net income that is reported on the Consolidated Statements of Income. The measure of segment assets is reported on the Consolidated Balance Sheets as total assets.

The Chief Executive Officer uses net income to evaluate income generated from segment assets (return on average assets) in determining appropriate strategic initiatives and balance sheet management practices. Net income is used to monitor budget versus actual results. The Chief Executive Officer also uses net income in peer analysis by benchmarking the Corporation's competitors. The peer analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's strategic outlook.

Reclassifications

Certain amounts in the consolidated financial statements of the prior years have been reclassified to conform to presentations used in the 2025 consolidated financial statements. Such reclassifications had no effect on the Corporation's consolidated financial condition or net income.

Adoption of New Accounting Standards

In March 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-02, *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* ASU 2023-02 is intended to improve the accounting for investments in tax credit structures. ASU 2023-02 allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. The guidance is effective for fiscal years beginning after December 15, 2023. The adoption of this ASU resulted in updated disclosures within our financial statements but otherwise did not have a material impact on the Corporation's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* ASU 2023-07 expands segment disclosure requirements for public entities to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU resulted in updated disclosures within our financial statements but otherwise did not have a material impact on the Corporation's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU No. 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. The ASU may be adopted on a prospective or retrospective basis and early adoption is permitted. The adoption of this ASU resulted in updated disclosures within our financial statements but otherwise did not have a material impact on the Corporation's consolidated financial statements.

Recently Issued But Not Yet Effective Accounting Standards

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures*, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. In January 2025, the FASB issued ASU 2025-01, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures*, which clarifies the effective date of ASU 2024-03, which is effective for public business entities for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Corporation is currently evaluating the impact the new guidance will have on relevant disclosures.

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments – Credit Losses (Topic 326)*: *Purchased Loans*, which amends the guidance in ASC 326 on the accounting for certain purchased loans. Under the ASU, entities must account for acquired loans (excluding credit cards) that meet certain criteria at acquisition ("purchased seasoned loans") by recognizing them at their purchase price plus an allowance for expected credit losses (i.e., the so-called gross-up approach). The ASU's amendments align the accounting for purchased seasoned loans with the treatment of financial assets purchased with more-than-insignificant credit deterioration since origination ("PCD assets"). Although the ASU expands the application of the gross-up approach, it does not amend the measurement, presentation, or disclosure requirements in ASC 326. The ASU's guidance is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods, and entities must apply it prospectively. To the extent the Corporation purchases loans after the effective date of this ASU, this new guidance would apply which would eliminate the day 1 ACL on non-PCD loans being recorded through the provision for credit losses within the Corporation's Consolidated Statements of Income.

2. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss by component, net of the tax, for the years ended December 31, 2025 and 2024:

(In Thousands)	Unrealized Loss on Available-for-Sale Debt Securities (a)
Balance, December 31, 2023	$ (15,036)
Other comprehensive income before reclassifications, net of tax	1,073
Amounts reclassified from accumulated other comprehensive loss, net of tax	67
Net change in accumulated other comprehensive loss	1,140
Balance, December 31, 2024	(13,896)
Other comprehensive income before reclassifications, net of tax	9,520
Amounts reclassified from accumulated other comprehensive loss, net of tax	333
Net change in accumulated other comprehensive loss	9,853
Balance, December 31, 2025	$ (4,043)

(a) All amounts are net of tax. Amounts in parentheses indicate debits.

The following table presents the amounts reclassified out of accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2025 and 2024:

(In Thousands) Details about accumulated other comprehensive loss	Amounts Reclassified from Accumulated Other Comprehensive Loss (a) 2025	2024	Affected Line Item in the Consolidated Statement of Income
Net realized losses on available-for-sale debt securities	$ (422)	$ (85)	Realized losses on available-for-sale debt securities, net
Income tax effect	89	18	Income tax provision
	$ (333)	$ (67)	

(a) All amounts are net of tax. Amounts in parentheses indicate debits.

3. SECURITIES

The amortized cost, related estimated fair value, and unrealized gains and losses of available-for-sale debt securities were as follows at December 31, 2025 and December 31, 2024:

(In Thousands)	December 31, 2025 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligation of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 190,299	$ 1,132	$ (9,084)	$ 182,347
Collateralized mortgage obligations	5,758	459	-	6,217
Other	54,500	-	(897)	53,603
Obligations of state and political subdivisions	81,625	3,338	(73)	84,890
Other debt securities	180	8	-	188
Total available-for-sale debt securities	$ 332,362	$ 4,937	$ (10,054)	$ 327,245

(In Thousands)	December 31, 2024 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligation of U.S. Government Corporations				
and Agencies:				
Mortgage-backed	$ 128,631	$ 65	$ (14,989)	$ 113,707
Collateralized mortgage obligations	6,752	294	-	7,046
Other	123,500	-	(4,046)	119,454
Obligations of state and political subdivisions	81,680	1,666	(584)	82,762
Other debt securities	274	5	-	279
Total available-for-sale debt securities	$ 340,837	$ 2,030	$ (19,619)	$ 323,248

Securities available-for-sale with an aggregate fair value of $168,782,000 and $176,016,000 at December 31, 2025 and December 31, 2024, respectively, were pledged to secure public funds, trust funds, securities sold under agreements to repurchase and other balances as required by law.

The amortized cost and estimated fair value of investment securities, by expected maturity, are shown below at December 31, 2025. Expected maturities on debt securities will differ from contractual maturities, because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 56,141	$ 55,246
Due after one year to five years	9,051	9,257
Due after five years to ten years	29,662	30,630
Due after ten years	41,451	43,548
Sub-total	136,305	138,681
Mortgage-backed securities	190,299	182,347
Collateralized mortgage obligations	5,758	6,217
Total debt securities	$ 332,362	$ 327,245

The Corporation's mortgage-backed securities and collateralized mortgage obligations have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. In the table above, mortgage-backed securities and collateralized mortgage obligations are shown in one period.

The following table presents the gross proceeds received, and gross realized gains and losses, on sales of available-for-sale debt securities for the years ended December 31, 2025 and 2024. Gains and losses realized on sales of available-for-sale debt securities are included in non-interest income in the Consolidated Statements of Income.

(In Thousands)	For the Years Ended December 2025	2024
Gross proceeds received on sales	$ 29,574	$ 51,734
Gross realized gains	4	595
Gross realized losses	(426)	(680)

The following summary shows the gross unrealized losses and fair value, aggregated by investment category of those individual securities for which an allowance for credit losses has not been recorded that have been in a continuous unrealized loss position for less than or more than 12 months as of December 31, 2025 and December 31, 2024:

| | December 31, 2025 | | | | | |
| (In Thousands) | Less than Twelve Months | | Twelve Months or Greater | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Obligations of U.S. Government Corporations and Agencies:						
Mortgage-backed	$ 36,300	$ (208)	$ 87,734	$ (8,876)	$ 124,034	$ (9,084)
Other	-	-	53,603	(897)	53,603	(897)
Obligations of state and political subdivisions	2,995	(19)	2,498	(54)	5,493	(73)
Total	$ 39,295	$ (227)	$ 143,835	$ (9,827)	$ 183,130	$ (10,054)

| | December 31, 2024 | | | | | |
| (In Thousands) | Less than Twelve Months | | Twelve Months or Greater | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Obligations of U.S. Government Corporations and Agencies:						
Mortgage-backed	$ 14,456	$ (332)	$ 97,308	$ (14,657)	$ 111,764	$ (14,989)
Other	-	-	119,454	(4,046)	119,454	(4,046)
Obligations of state and political subdivisions	31,646	(475)	3,138	(109)	34,784	(584)
Total	$ 46,102	$ (807)	$ 219,900	$ (18,812)	$ 266,002	$ (19,619)

At December 31, 2025, the Corporation had a total of 16 debt securities that have been in a gross unrealized loss position for less than twelve months with depreciation of 0.6% from the Corporation's amortized cost basis.

At December 31, 2025, the Corporation had a total of 99 debt securities that have been in a gross unrealized loss position for greater than twelve months with depreciation of 6.9% from the Corporation's amortized cost basis.

At December 31, 2025, unrealized losses on debt securities have not been recognized into income because the issuers bonds are of high credit quality (rated BBB or higher), management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the bonds approach maturity.

As of December 31, 2025 and 2024, no allowance for credit loss ("ACL") was required for debt securities. The Bank does not have the intent to sell and does not believe it will be more likely than not to be required to sell any of these securities prior to a recovery of their fair value to amortized cost, which may be at maturity.

As of December 31, 2025, all debt securities were rated above investment grade. Based on the payment status, rating and management's evaluation of these securities, no ACL was required for the debt securities as of December 31, 2025. As of December 31, 2025, the underlying issuers continue to make timely principal and interest payments on the securities.

Equity securities with a readily determinable fair value are stated at fair value with realized and unrealized gains and losses reported in income. At December 31, 2025 and 2024, the Corporation had $1,411,000 and $1,355,000, respectively, in marketable equity securities recorded at fair value. The following is a summary of unrealized and realized gains and losses recognized in net income on marketable equity securities during the years ended December 31, 2025 and 2024:

| (In Thousands) | For the Years Ended December 31, | |
	2025	2024
Net gains recognized during the period on marketable equity securities	$ 56	$ 60
Less: Net gains recognized during the period on marketable equity securities sold during the period	-	-
Unrealized gains recognized during the period on marketable equity securities still held at the reporting date	$ 56	$ 60

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield (interest income) over the life of the loan. Deferred fees and costs amounted to $747,000 at December 31, 2025 and $790,000 at December 31, 2024 and are netted against the outstanding unpaid principal balances.

The segments of the Corporation's loan portfolio are disaggregated into classes that allow management to monitor risk and performance. The loan classes used are consistent with the internal reports evaluated by the Corporation's management and Board of Directors to monitor risk and performance within the various segments of its loan portfolio.

Major classifications of loans at December 31, 2025 and December 31, 2024 consisted of:

(In Thousands)	December 31, 2025	December 31, 2024
Commercial and industrial	$ 95,352	$ 93,445
Commercial real estate:		
Commercial mortgages	355,557	325,882
Student housing	48,043	45,808
Residential real estate	659,627	638,952
Consumer and other	19,002	21,850
Gross loans	$ 1,177,581	$ 1,125,937

Allowance for Credit Losses and Recorded Investment in Financial Receivables

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Corporation has aligned our segmentation to internal loan reports. The Corporation has identified the following portfolio segments:
- Commercial and Industrial
- Commercial Real Estate
- Residential Real Estate
- Consumer and other

The following table presents the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2025 and 2024:

(In Thousands)	For the Year Ended December 31, 2025				
	Commercial and Industrial	Commercial Real Estate	Residential Real Estate	Consumer and Other	Total
Balance, December 31, 2024	$ 931	$ 6,869	$ 1,850	$ 208	$ 9,858
Provision (credit) for credit losses on loans (a)	96	(605)	1,159	184	834
Loans charged off	(3)	(120)	(453)	(186)	(762)
Recoveries	13	4	-	12	29
Balance, December 31, 2025	$ 1,037	$ 6,148	$ 2,556	$ 218	$ 9,959

(In Thousands)	For the Year Ended December 31, 2024				
	Commercial and Industrial	Commercial Real Estate	Residential Real Estate	Consumer and Other	Total
Balance, December 31, 2023	$ 801	$ 6,847	$ 1,474	$ 180	$ 9,302
Provision (credit) for credit losses on loans (a)	210	86	440	111	847
Loans charged off	(82)	(64)	(68)	(92)	(306)
Recoveries	2	-	4	9	15
Balance, December 31, 2024	$ 931	$ 6,869	$ 1,850	$ 208	$ 9,858

(a) Amounts do not include the provision (release) of credit losses related to off-balance sheet credit exposures of $5,000 and ($10,000), respectively, for the years ended December 31, 2025 and 2024.

The cumulative loss rate used as the basis for the estimate of credit losses is comprised of the Corporation's historical loss experience. As of December 31, 2025, the Corporation expects that the markets in which it operates will experience no significant changes in economic conditions based primarily on housing indexes, interest rate stabilization, and a steady unemployment rate. Management adjusts historical loss experience as needed based upon economic expectations. No reversion adjustments were necessary, as the starting point for the Corporation's estimate was a cumulative loss rate covering the expected contractual term of the loan portfolio.

For the year ended December 31, 2025, the Corporation recorded a $834,000 provision for credit losses on loans compared to $847,000 for the year ended December 31, 2024. The provision amounts for the years ended December 31, 2025 and 2024 primarily reflect an increase in volume in the loan portfolio, increases in non-accrual loans which impacted probability of default calculations and changes in qualitative factors related to the nature of the loan portfolio, volume and severity of past due loans, loan grade migration, changes in lending staff, changes in lending policies and procedures and forecasted economic conditions.

Historical credit loss experience is the basis for the estimation of expected credit losses. The Corporation applies historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management can apply qualitative adjustments to reflect the current conditions and reasonable and supportive forecasts not already captured in the historical loss information at the balance sheet date.

In accordance with Accounting Standards Codification ("ASC") 326, the Corporation will evaluate individual loans for expected credit losses when those loans do not share similar risk characteristics with loans evaluated using a collective (pooled) basis. Loans will not be included in both collective and individual analysis. The individual analysis will establish a specific reserve for loans in scope.

Specific reserves are established based on the following three acceptable methods for measuring the ACL:1) the present value of expected future cash flows discounted at the loan's original interest rate; 2) the loan's observable market price; 3) the fair value of the collateral when the loan is collateral dependent. The method is selected on a loan-by-loan basis with the evaluation of the need and amount of a specific allocation of the allowance being made on a quarterly basis.

The need for an updated appraisal on collateral dependent loans is determined on a case-by-case basis. The useful life of an appraisal or evaluation will vary depending upon the circumstances of the property and the economic conditions in the marketplace. A new appraisal is not required if there is an existing appraisal which, along with other information, is sufficient to determine a reasonable value for the property and to support an appropriate and adequate allowance for credit losses. At a minimum, annual documented reevaluation of the property is completed by the Bank's Chief Credit Officer to support the value of the property.

When receiving an appraisal associated with an existing real estate collateral dependent transaction, the Bank's Chief Credit Officer must determine if there have been material changes to the underlying assumptions in the appraisal which affect the original estimate of value. Some of the factors that could cause material changes to reported values include:
- the passage of time;
- the volatility of the local market;
- the availability of financing;
- natural disasters;
- the inventory of competing properties;
- new improvements to, or lack of maintenance of, the subject property or competing properties upon physical inspection by the Bank;
- changes in underlying economic and market assumptions, such as material changes in current and projected vacancy, absorption rates, capitalization rates, lease terms, rental rates, sales prices, concessions, construction overruns and delays, zoning changes, etc.; and/or
- environmental contamination.

The value of the property is adjusted to appropriately reflect the above listed factors and the value is discounted to reflect the value impact of a forced distressed sale, any outstanding senior liens, any outstanding unpaid real estate taxes, transfer taxes and closing costs that would occur with sale of the real estate. If the Chief Credit Officer determines that a reasonable value cannot be derived based on the available information, a new appraisal is ordered. The determination of the need for a new appraisal rests with the Chief Credit Officer and not the originating account officer.

The following table summarizes the loan portfolio and allowance for credit losses as of December 31, 2025 and December 31, 2024:

(In Thousands)	Commercial and Industrial		Commercial Real Estate		Residential Real Estate		Consumer and Other		Total	
December 31, 2025										
Loans:										
Individually evaluated	$	-	$	12,883	$	3,458	$	-	$	16,341
Collectively evaluated		95,352		390,717		656,169		19,002		1,161,240
Total loans	$	95,352	$	403,600	$	659,627	$	19,002	$	1,177,581
Allowance for credit losses:										
Individually evaluated	$	-	$	3,637	$	290	$	-	$	3,927
Collectively evaluated		1,037		2,511		2,266		218		6,032
Total allowance for credit losses	$	1,037	$	6,148	$	2,556	$	218	$	9,959

(In Thousands)	Commercial and Industrial		Commercial Real Estate		Residential Real Estate		Consumer and Other		Total	
December 31, 2024										
Loans:										
Individually evaluated	$	-	$	12,712	$	2,046	$	-	$	14,758
Collectively evaluated		93,445		358,978		636,906		21,850		1,111,179
Total loans	$	93,445	$	371,690	$	638,952	$	21,850	$	1,125,937
Allowance for credit losses:										
Individually evaluated	$	-	$	4,011	$	133	$	-	$	4,144
Collectively evaluated		931		2,858		1,717		208		5,714
Total allowance for credit losses	$	931	$	6,869	$	1,850	$	208	$	9,858

As of December 31, 2025 and 2024, the amortized cost basis of individually evaluated loans that were deemed to be collateral dependent was $4,973,000 and $2,925,000, respectively. As of December 31, 2025 and December 31, 2024, the amortized cost basis of collateral dependent loans classified as Residential Real Estate were $3,458,000 and $2,046,000, respectively, and were collateralized by residential real estate properties. As of December 31, 2025 and December 31, 2024, the amortized cost basis of collateral dependent loans classified as Commercial Real Estate were $1,515,000 and $879,000, respectively, and were collateralized by commercial real estate properties.

Age Analysis of Past-Due Loans Receivable

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past-due status as of December 31, 2025 and 2024:

(In Thousands)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due		Total Past Due		Total Loans	
December 31, 2025												
Commercial and Industrial	$	94,889	$	74	$	13	$	376	$	463	$	95,352
Commercial Real Estate		401,876		932		198		594		1,724		403,600
Residential Real Estate		648,942		6,249		1,707		2,729		10,685		659,627
Consumer and other		18,833		113		16		40		169		19,002
	$	1,164,540	$	7,368	$	1,934	$	3,739	$	13,041	$	1,177,581

(In Thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Total Loans
				December 31, 2024		
Commercial and Industrial	$ 92,690	$ 43	$ 111	$ 601	$ 755	$ 93,445
Commercial Real Estate	367,171	2,139	1,115	1,265	4,519	371,690
Residential Real Estate	625,201	7,163	2,326	4,262	13,751	638,952
Consumer and other	21,532	123	128	67	318	21,850
	$ 1,106,594	$ 9,468	$ 3,680	$ 6,195	$ 19,343	$1,125,937

Non-performing Loans

The following tables present the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31, 2025 and 2024:

(In Thousands)	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due over 90 Days Still Accruing	Total Nonperforming
			December 31, 2025		
Commercial and Industrial	$ -	$ 989	$ 989	$ -	$ 989
Commercial Real Estate	781	1,302	2,083	-	2,083
Residential Real Estate	2,427	5,788	8,215	135	8,350
Consumer and other	-	236	236	-	236
Total	$ 3,208	$ 8,315	$ 11,523	$ 135	$ 11,658

(In Thousands)	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due over 90 Days Still Accruing	Total Nonperforming
			December 31, 2024		
Commercial and Industrial	$ -	$ 734	$ 734	$ -	$ 734
Commercial Real Estate	139	2,069	2,208	-	2,208
Residential Real Estate	1,458	5,478	6,936	-	6,936
Consumer and other	-	169	169	-	169
Total	$ 1,597	$ 8,450	$ 10,047	$ -	$ 10,047

Credit Quality Indicators

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually to classify the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial real estate, commercial construction, and commercial and industrial loans. This analysis is performed on a quarterly basis. The Bank uses the following definitions for risk ratings:

Pass. Loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Based on the most recent analysis performed, the following table presents the recorded investment in non-homogenous loans by internal risk rating system as of December 31, 2025 and 2024:

(In Thousands)	December 31, 2025						Revolving Loans Amortized Cost Basis	Total
	Term Loans Amortized Cost Basis by Origination Period							
	2025	2024	2023	2022	2021	Prior		
Commercial and Industrial								
Risk Rating								
Pass	$ 16,740	$ 10,385	$ 7,331	$ 11,743	$ 10,054	$ 20,016	$ 14,452	$ 90,721
Special Mention	-	-	-	-	-	-	25	25
Substandard	-	32	127	104	80	987	3,276	4,606
Doubtful	-	-	-	-	-	-	-	-
Total	$ 16,740	$ 10,417	$ 7,458	$ 11,847	$ 10,134	$ 21,003	$ 17,753	$ 95,352
Year-to-date gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ 3	$ 3
Commercial Real Estate								
Risk Rating								
Pass	$ 66,665	$ 42,242	$ 50,764	$ 55,460	$ 51,524	$ 99,688	$ 21,332	$ 387,675
Special Mention	-	-	-	-	-	1,319	-	1,319
Substandard	-	-	977	4,630	2,106	6,132	761	14,606
Doubtful	-	-	-	-	-	-	-	-
Total	$ 66,665	$ 42,242	$ 51,741	$ 60,090	$ 53,630	$ 107,139	$ 22,093	$ 403,600
Year-to-date gross charge-offs	$ -	$ -	$ -	$ -	$ 40	$ 67	$ 13	$ 120
Total								
Risk Rating								
Pass	$ 83,405	$ 52,627	$ 58,095	$ 67,203	$ 61,578	$ 119,704	$ 35,784	$ 478,396
Special Mention	-	-	-	-	-	1,319	25	1,344
Substandard	-	32	1,104	4,734	2,186	7,119	4,037	19,212
Doubtful	-	-	-	-	-	-	-	-
Total	$ 83,405	$ 52,659	$ 59,199	$ 71,937	$ 63,764	$ 128,142	$ 39,846	$ 498,952
Year-to-date gross charge-offs	$ -	$ -	$ -	$ -	$ 40	$ 67	$ 16	$ 123

	December 31, 2024							
	Term Loans Amortized Cost Basis by Origination Period						Revolving Loans Amortized Cost Basis	
(In Thousands)	2024	2023	2022	2021	2020	Prior		Total
Commercial and Industrial								
Risk Rating								
Pass	$ 13,008	$ 9,194	$ 13,658	$ 13,394	$ 7,057	$ 17,194	$ 14,898	$ 88,403
Special Mention	-	97	32	6	348	117	332	932
Substandard	103	174	171	164	91	505	2,902	4,110
Doubtful	-	-	-	-	-	-	-	-
Total	$ 13,111	$ 9,465	$ 13,861	$ 13,564	$ 7,496	$ 17,816	$ 18,132	$ 93,445
Year-to-date gross charge-offs	$ -	$ -	$ 47	$ 21	$ 14	$ -	$ -	$ 82
Commercial Real Estate								
Risk Rating								
Pass	$ 44,854	$ 53,940	$ 59,313	$ 59,533	$ 20,624	$ 102,581	$ 15,025	$ 355,870
Special Mention	-	-	2,757	-	272	3,276	199	6,504
Substandard	-	389	1,250	2,396	521	4,064	696	9,316
Doubtful	-	-	-	-	-	-	-	-
Total	$ 44,854	$ 54,329	$ 63,320	$ 61,929	$ 21,417	$ 109,921	$ 15,920	$ 371,690
Year-to-date gross charge-offs	$ -	$ -	$ 64	$ -	$ -	$ -	$ -	$ 64
Total								
Risk Rating								
Pass	$ 57,862	$ 63,134	$ 72,971	$ 72,927	$ 27,681	$ 119,775	$ 29,923	$ 444,273
Special Mention	-	97	2,789	6	620	3,393	531	7,436
Substandard	103	563	1,421	2,560	612	4,569	3,598	13,426
Doubtful	-	-	-	-	-	-	-	-
Total	$ 57,965	$ 63,794	$ 77,181	$ 75,493	$ 28,913	$ 127,737	$ 34,052	$ 465,135
Year-to-date gross charge-offs	$ -	$ -	$ 111	$ 21	$ 14	$ -	$ -	$ 146

The Bank monitors the credit risk profile by payment activity for residential real estate, consumer, and other loan classes. Loans past due 90 days or more and loans on nonaccrual status are considered non-performing. Non-performing loans are reviewed quarterly. The following table presents the amortized cost in residential real estate, and consumer and other loans based on payment activity as of December 31, 2025 and 2024:

	December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Period						Revolving Loans Amortized Cost Basis	
(In Thousands)	2025	2024	2023	2022	2021	Prior		Total
Residential Real Estate								
Payment Performance								
Performing	$ 78,798	$ 78,692	$ 71,279	$ 92,519	$ 70,724	$ 180,376	$ 78,889	$ 651,277
Nonperforming	-	326	670	913	1,506	3,683	1,252	8,350
Total	$ 78,798	$ 79,018	$ 71,949	$ 93,432	$ 72,230	$ 184,059	$ 80,141	$ 659,627
Year-to-date gross charge-offs	$ -	$ 61	$ -	$ -	$ 35	$ 198	$ 159	$ 453
Consumer and Other								
Payment Performance								
Performing	$ 3,699	$ 1,378	$ 1,977	$ 5,890	$ 577	$ 970	$ 4,275	$ 18,766
Nonperforming	7	16	16	12	4	54	127	236
Total	$ 3,706	$ 1,394	$ 1,993	$ 5,902	$ 581	$ 1,024	$ 4,402	$ 19,002
Year-to-date gross charge-offs	$ 10	$ 16	$ 69	$ 9	$ 3	$ -	$ 79	$ 186
Total								
Payment Performance								
Performing	$ 82,497	$ 80,070	$ 73,256	$ 98,409	$ 71,301	$ 181,346	$ 83,164	$ 670,043
Nonperforming	7	342	686	925	1,510	3,737	1,379	8,586
Total	$ 82,504	$ 80,412	$ 73,942	$ 99,334	$ 72,811	$ 185,083	$ 84,543	$ 678,629
Year-to-date gross charge-offs	$ 10	$ 77	$ 69	$ 9	$ 38	$ 198	$ 238	$ 639

	December 31, 2024							
	Term Loans Amortized Cost Basis by Origination Period						Revolving Loans Amortized Cost Basis	
(In Thousands)	2024	2023	2022	2021	2020	Prior		Total
Residential Real Estate								
Payment Performance								
Performing	$ 87,826	$ 81,836	$ 103,749	$ 77,766	$ 55,360	$ 153,775	$ 71,704	$ 632,016
Nonperforming	295	480	959	1,506	501	2,219	976	6,936
Total	$ 88,121	$ 82,316	$ 104,708	$ 79,272	$ 55,861	$ 155,994	$ 72,680	$ 638,952
Year-to-date gross charge-offs	$ -	$ -	$ 22	$ -	$ -	$ 46	$ -	$ 68
Consumer and Other								
Payment Performance								
Performing	$ 2,893	$ 3,558	$ 8,322	$ 1,263	$ 490	$ 1,060	$ 4,095	$ 21,681
Nonperforming	21	25	63	8	-	9	43	169
Total	$ 2,914	$ 3,583	$ 8,385	$ 1,271	$ 490	$ 1,069	$ 4,138	$ 21,850
Year-to-date gross charge-offs	$ 3	$ 28	$ 21	$ 1	$ 8	$ 31	$ -	$ 92
Total								
Payment Performance								
Performing	$ 90,719	$ 85,394	$ 112,071	$ 79,029	$ 55,850	$ 154,835	$ 75,799	$ 653,697
Nonperforming	316	505	1,022	1,514	501	2,228	1,019	7,105
Total	$ 91,035	$ 85,899	$ 113,093	$ 80,543	$ 56,351	$ 157,063	$ 76,818	$ 660,802
Year-to-date gross charge-offs	$ 3	$ 28	$ 43	$ 1	$ 8	$ 77	$ -	$ 160

Modifications to Borrowers Experiencing Financial Difficulty

Occasionally, the Bank may consider modifying loans to borrowers in financial distress by providing term extension, other-than-insignificant payment delay or interest rate reduction. In some cases, the Bank provides multiple types of concessions on one loan. Typically, one type of concession, such as an interest rate reduction, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as term extension, may be granted.

The following table presents the amortized cost basis of loans at December 31, 2025, that were both experiencing difficulty and modified during the year ended December 31, 2025, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers experiencing financial difficulty as compared to the amortized cost basis of each class of financing receivable is also presented below:

(In Thousands)	Payment Delay		Term Extension		Total Modifications		% of Total Class of Financing Receivable
Commercial real estate:							
Commercial mortgages	$	198	$	-	$	198	0.1%
Residential real estate		304		271		575	0.1%
Total	$	502	$	271	$	773	0.1%

For the year ended December 31, 2024, other than restructurings resulting in a delay in payment that is insignificant, the Bank did not grant any loan modifications to borrowers experiencing financial difficulty.

The Bank closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified in the last 12 months at December 31, 2025:

(In Thousands)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due		Total Past Due		Total Loans	
Commercial real estate:												
Commercial mortgages	$	-	$	-	$	198	$	-	$	198	$	198
Residential real estate		271		134		170		-		304		575
Total	$	271	$	134	$	368	$	-	$	502	$	773

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty, by class and type of modification, for the year ended December 31, 2025:

Loan Type	Payment Delay	Term Extension
Commercial real estate:		
Commercial mortgages	Provided seven-month interest only period and forbearance period through March 6, 2026.	N/A
Residential real estate	Provided nine-month interest only period and forbearance period through March 6, 2026 for one loan. Provided four-month payment deferral for one loan.	Added a weighted-average 19.3 years to the life of loans.

Upon the Bank's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The Bank had no commitments to lend any additional funds on modified loans during year ended December 31, 2025, and the Bank had no loans that defaulted during the year ended December 31, 2025 that had been modified preceding the payment default when the borrower was experiencing financial difficulty at the time of modification.

The carrying amount of foreclosed residential real estate properties held as a result of obtaining physical possession were $320,000 and $70,000 at December 31, 2025 and 2024, respectively. The recorded investment of consumer mortgage loans secured by residential real properties for which formal foreclosure proceedings were in process were $1,935,000 and $1,846,000 at December 31, 2025 and 2024, respectively.

Concentrations of Credit Risk

Most of the Corporation's lending activity occurs within the Bank's primary market area which encompasses Clinton, Columbia, Lycoming, Montour and Northumberland counties in Northcentral Pennsylvania. The majority of the Corporation's loan portfolio consists of commercial and consumer real estate loans. As of December 31, 2025 and 2024, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

5. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2025 and 2024 is as follows:

(In Thousands)	2025	2024
Land	$ 5,203	$ 5,203
Construction in process	-	62
Premises	31,985	31,047
Furniture and equipment	14,501	14,793
Leasehold improvements	253	253
Total	51,942	51,358
Less accumulated depreciation and amortization	25,679	24,874
Total	$ 26,263	$ 26,484

Depreciation amounted to $1,498,000 and $1,515,000 in 2025 and 2024, respectively.

6. DEPOSITS

Major classifications of deposits at December 31, 2025 and 2024 consisted of:

(In Thousands)	December 31, 2025	December 31, 2024
Demand deposits	$ 277,012	$ 259,700
Interest-bearing demand deposits	461,367	380,801
Savings	192,311	194,958
Money market	104,726	108,263
Time deposits	377,336	348,707
Total deposits	$ 1,412,752	$ 1,292,429

The following is a schedule reflecting scheduled maturities of time deposits at December 31, 2025:

(In Thousands)	
2026	$ 336,458
2027	21,258
2028	9,725
2029	6,089
2030	3,119
Thereafter	687
Total	$ 377,336

Time deposits of $250,000 or more totaled approximately $96,961,000 and $100,287,000 at December 31, 2025 and 2024, respectively.

7. BORROWED FUNDS

Short-Term Borrowings

Short-term borrowings include repurchase agreements with customers and advances from the FHLB. As of December 31, 2025, the Bank was approved by the FHLB for borrowings of up to $593,655,000 of which $40,984,000 was outstanding in the form of advances and the FHLB had issued letters of credit on the Bank's behalf totaling $13,000,000 against its borrowing capacity. Advances from the FHLB are secured by qualifying assets of the Bank. In addition to the outstanding balances noted below, the Bank also has additional lines of credit totaling $19,766,000 available from correspondent banks other than the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows:

	December 31, 2025				
(In Thousands)	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate During Year	Weighted Average Rate At Period End
Securities sold under agreements to repurchase	$ 12,455	$ 23,445	$ 39,810	3.75%	2.97%
Other short-term borrowings	-	4,678	22,210	4.77%	N/A
Total	$ 12,455	$ 28,123	$ 62,020	3.92%	2.97%

	December 31, 2024				
(In Thousands)	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate During Year	Weighted Average Rate At Period End
Securities sold under agreements to repurchase	$ 49,806	$ 102,589	$ 185,680	4.66%	3.76%
Other short-term borrowings	18,582	17,319	34,000	5.54%	4.71%
Total	$ 68,388	$ 119,908	$ 219,680	4.79%	4.02%

The Corporation utilizes securities sold under agreements to repurchase to facilitate the needs of our customers and to facilitate secured short-term funding needs. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. We monitor collateral levels on a continuous basis. We may be required to provide additional collateral based on the fair value of the underlying securities. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents.

The remaining contractual maturity of repurchase agreements in the Consolidated Balance Sheets as of December 31, 2025 and 2024 is presented in the following tables:

	Remaining Contractual Maturity of the Agreements				
(In Thousands)	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
December 31, 2025					
Securities sold under agreements to repurchase:					
Obligation of U.S. Government Corporations and Agencies:					
Mortgage-backed	$ 8,509	$ -	$ -	$ -	$ 8,509
Other	-	600	-	3,346	3,946
Total borrowings	$ 8,509	$ 600	$ -	$ 3,346	$ 12,455
Gross amount of recognized liabilities for repurchase agreements					$ 12,455
Amounts related to agreements not included in offsetting disclosure above					$ -

(In Thousands)	Remaining Contractual Maturity of the Agreements: Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
December 31, 2024					
Securities sold under agreements to repurchase:					
Obligation of U.S. Government Corporations and Agencies:					
Mortgage-backed	$ 37,385	$ -	$ -	$ -	$ 37,385
Collateralized mortgage obligations	628	-	-	-	628
Other	4,511	600	-	4,088	9,199
Obligation of state and political subdivisions	2,594	-	-	-	2,594
Total borrowings	$ 45,118	$ 600	$ -	$ 4,088	$ 49,806

Gross amount of recognized liabilities for repurchase agreements	$ 49,806
Amounts related to agreements not included in offsetting disclosure above	$ -

The fair value of securities pledged to secure repurchase agreements may decline. The Corporation manages this risk by having a policy to pledge securities valued at 110% of the gross outstanding balance of repurchase agreements. Securities sold under agreements to repurchase are secured by securities with a carrying amount of $20,317,000 and $60,099,000 at December 31, 2025 and 2024, respectively.

Long-Term Borrowings

Long-term FHLB borrowings consisted of the following at December 31, 2025 and 2024:

(In Thousands)	December 31, 2025	December 31, 2024
Loans maturing in 2025 with a weighted-average rate of 4.79%	$ -	$ 15,208
Loans maturing in 2026 with a weighted-average rate of 4.05%	15,359	15,359
Loans maturing in 2027 with a weighted-average rate of 3.93%	15,417	15,417
Loans maturing in 2028 with a weighted-average rate of 3.85%	10,208	10,225
Total long-term FHLB borrowings; weighted-average rate of 3.96%	40,984	56,209
Unamortized fair value adjustments	(400)	(673)
Total long-term borrowings	$ 40,584	$ 55,536

8. STOCKHOLDERS' EQUITY AND STOCK PURCHASE PLANS

The Amended Articles of Incorporation contain a provision that permits the Corporation to issue warrants for the purchase of shares of common stock, par value $1.25 per share (the "Common Stock"), at below market prices in the event any person or entity acquires 25% or more of the Common Stock. No such warrants were issued for the years ended December 31, 2025 and 2024.

The Corporation offers employees a stock purchase plan. The maximum number of shares of the Common Stock to be issued under this plan is 100,000. In addition, the Corporation may choose to purchase shares on the open market to facilitate this plan. The plan allows participating employees to elect quarterly deductions of at least 1% of base pay, but not more than 10% of base pay, to cover purchases of shares under this plan. A participating employee shall be deemed to have been granted an opportunity to purchase a number of shares of the Common Stock equal to the quarterly aggregate amount of payroll deductions elected by the employee divided by the lower of 90% of the fair market value of Common Stock on the average of the last ten days prior to the offering date or 90% of the fair market value of common Stock on the average of the last ten days prior to purchase date as defined by the plan. Stock issued to participating employees under the plan for the most recent two year period was:

Year Issued	Number of Shares	Average Per Share		
		Employees' Purchase Price	Market Value of Shares	
2025	4,041	$ 40.82	$ 45.35	
2024	6,462	$ 29.23	$ 32.48	

9. INCOME TAXES

The provision for income tax expense consisted of the following components for the years ended December 31, 2025 and 2024:

(In Thousands)	For the Years Ended December 31,	
	2025	2024
Currently payable	$ 3,477	$ 1,001
Deferred tax	1,401	2,317
Total income tax provision	$ 4,878	$ 3,318

A reconciliation between the expected statutory income tax rate and the effective income tax rate on income before income taxes is as follows for the years ended December 31, 2025 and 2024:

(In Thousands)	2025		2024	
	Amount	%	Amount	%
Provision at statutory rate	$ 6,112	21.0%	$ 4,692	21.0%
Tax-exempt income	(890)	-3.1%	(871)	-3.9%
Bank-owned life insurance income, net	(219)	-0.8%	(209)	-0.9%
Tax credit from limited partnerships less amortization, net	(94)	-0.3%	(94)	-0.4%
Energy tax credit	-	0.0%	(206)	-0.9%
Non-deductible interest expense	126	0.4%	142	0.6%
Other, net	(157)	-0.5%	(136)	-0.6%
Effective income tax and rate	$ 4,878	16.8%	$ 3,318	14.9%

The net deferred tax asset recorded by the Corporation consisted of the following tax effects of temporary timing differences at December 31, 2025 and 2024:

(In Thousands)	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 2,091	$ 2,071
Purchase accounting adjustments on loans	906	2,922
Purchase accounting adjustments on securities	2,802	3,121
Purchase accounting adjustments on premises and equipment	559	587
Allowance for off balance sheet losses	4	3
Deferred compensation and director's fees	2,301	1,964
Investment in limited partnerships	285	279
Unrealized losses on available-for-sale debt securities	1,075	3,693
Operating lease liability	87	95
Other	64	62
Total	10,174	14,797
Deferred tax liabilities:		
Loan fees and costs	(157)	(166)
Bond accretion	(373)	(217)
Premises and equipment	(657)	(755)
Core deposit intangibles	(1,629)	(2,041)
Purchase accounting adjustments on deposits and borrowings	(138)	(269)
Mortgage servicing rights	(251)	(262)
Right of use assets	(84)	(92)
Other	(893)	(983)
Total	(4,182)	(4,785)
Deferred tax asset, net	$ 5,992	$ 10,012

It is anticipated that all tax assets shown above will be realized and accordingly no valuation allowance was provided. The Corporation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. With limited exceptions, the Corporation is no longer subject to examination by Federal or State taxing authorities for years prior to 2022.

10. RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Corporation and the Bank, as well as their associates, family relationships and companies in which they are principal owners (i.e., at least 10% ownership), were indebted to the Bank at December 31, 2025 and 2024. These loans were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. These loans did not present more than the normal risk of collectability nor present other unfavorable features. A summary of the activity on these related party loans consisted of the following:

(In Thousands)	Beginning Balance	Additions	Payments	Other Changes	Ending Balance
2025	$ 14,912	$ 8,819	$ (748)	$ 2,170	$ 25,153
2024	18,049	2,296	(2,740)	(2,693)	14,912

Loans represent funds drawn and outstanding at the date of the accompanying consolidated financial statements. In the table above, other changes represent transfers in and out of the related party category. Commitments by the Bank to related parties on loan commitments and standby letters of credit for 2025 and 2024 presented an off-balance sheet risk to the extent of undisbursed funds in the amount of $4,851,000 and $4,268,000 respectively.

Deposits from related parties held by the Bank amounted to $28,827,000 and $17,629,000 at December 31, 2025 and 2024, respectively.

11. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

EMPLOYEE BENEFIT PLANS

The Bank maintains a 401K salary deferral profit sharing plan for the benefit of its employees. Under the salary deferral component, employees may elect to contribute a percentage of compensation up to the maximum amount allowable not to exceed the limits of IRS Code Section 401(K). The Corporation matches 100% of employee contributions up to 6% of compensation for the years ended December 31, 2025 and 2024. Under the profit sharing component, contributions are made at the discretion of the Bank's Board of Directors. Matching contributions amounted to $711,000, and $682,000 for the years ended December 31, 2025 and 2024. There were no discretionary contributions for the years ended December 31, 2025 and 2024.

DEFERRED COMPENSATION PLANS

Directors

During 2003, the directors were given the option of receiving or deferring their directors' fees under a non-qualified deferred compensation plan which allows the director to defer such fees until the year following the expiration of the directors' term. Payments are then made over specified terms under these arrangements up to a ten-year period. Interest is to accrue on these deferred fees at a 5-year certificate of deposit rate, which was 0.90% in 2025 and 2024. The certificate of deposit rate will reset in January 2028. Three directors have elected to participate in this program and the total accrued liability as of December 31, 2025 and 2024 was $314,000, and $323,000, respectively.

Total directors' fees, including amounts currently paid for the years ended December 31, 2025 and 2024 were $695,000 and $618,000, respectively.

During 2008, the directors were given the option of receiving or deferring their entire or partial directors' fees under a non-qualified deferred compensation plan with the same features as the above plan. The interest rate that was paid was 1.54% in 2025 and 2024. The certificate of deposit rate will reset in January 2029. The total accrued liability as of December 31, 2025 and 2024 was $781,000 and $776,000, respectively.

Officers

The Bank sponsors non-qualified, non-funded supplemental retirement plans, for its executives, for which the Corporation has purchased cost recovery life insurance on the lives of the participants. The participant is the insured person under the policy and the Bank is the owner and beneficiary. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plans if assumptions made as to mortality experience, policy earnings, and other factors are realized. The Corporation incurred expenses related to the supplemental retirement plans of $1,593,000 and $1,078,000 for the years ended December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the Corporation had an accrued liability related to the supplemental retirement plans of $7,446,000 and $6,330,000, respectively.

SPLIT-DOLLAR LIFE INSURANCE

The Bank provides endorsed split-dollar life insurance benefits to certain executives and directors. These benefits are accounted for under ASC Topic 715 "Compensation – Retirement Benefits". This pronouncement requires recognition of a liability for postretirement benefits provided through an endorsed split-dollar life insurance arrangement. The Bank incurred expenses related to these endorsed split-dollar life insurance arrangements of $492,000 and $215,000 for the years ended December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the Corporation had an accrued liability related to these arrangements of $2,409,000 and $1,921,000, respectively.

12. OPERATING LEASE COMMITMENTS AND CONTINGENCIES

The Corporation leases two office locations under operating leases. The Corporation has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid. These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets.

As of December 31, 2025 and 2024, the Corporation had recorded right-of-use assets in other assets for operating leases of $400,000 and $437,000, respectively, and related lease liabilities totaling $413,000 and $450,000, respectively, in other liabilities in its Consolidated Balance Sheets.

Certain of the Corporation's leases contain options to renew the lease after the initial term. Management considers the Corporation's historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease as of January 1, 2019. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2025 and 2024.

	2025	2024
Weighted-average remaining term (years)	10.8	11.6
Weighted-average discount rate	3.50%	3.52%

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2025, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	
2026	$ 52
2027	53
2028	53
2029	53
2030	53
Thereafter	231
Total undiscounted cash flows	495
Discount on cash flows	(82)
Total lease liabilities	$ 413

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2025, the Corporation had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $59,000 in 2025 and $60,000 in 2024.

In the normal course of business, the Corporation is subject to pending and threatened litigation in which claims for monetary damages are asserted. In management's opinion, the Corporation's financial position and results of operations would not be materially affected by the outcome of these legal proceedings.

13. REGULATORY MATTERS

In August 2018, the Federal Reserve Board issued an interim final rule that expanded applicability of the Board's small bank holding company policy statement. The interim final rule raised the policy statement's asset threshold from $1 billion to $3 billion in total consolidated assets for a bank holding company or savings and loan holding company that: (1) is not engaged in significant nonbanking activities; (2) does not conduct significant off-balance sheet activities; and (3) does not have a material amount of debt or equity securities, other than trust-preferred securities, outstanding. The interim final rule provides that, if warranted for supervisory purposes, the Federal Reserve may exclude a company from the threshold increase. Management believes the Corporation meets the conditions of the Federal Reserve's small bank holding company policy statement and is therefore excluded from consolidated capital requirements at December 31, 2025.

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale debt securities is not included in computing regulatory capital. Management believes as of December 31, 2025, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.

If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2025 and 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Current quantitative measures established by regulation to ensure capital adequacy require Journey Bank to maintain minimum amounts and ratios (set forth in the table below) of Total capital, Tier I capital, and Tier I common equity (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The following tables present summary information regarding the Bank's risk-based capital and related ratios at December 31, 2025 and 2024:

(Dollars in Thousands)	Journey Bank		Minimum Required For Capital Adequacy Purposes	Minimum Required For Capital Adequacy Purposes with Conservation Buffer	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Ratio	Ratio	Ratio
December 31, 2025					
Total capital (to risk-weighted assets)	$ 170,931	16.87%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	161,300	15.92%	6.00%	8.50%	8.00%
Tier I common equity (to risk-weighted assets)	161,300	15.92%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	161,300	9.93%	4.00%	4.00%	5.00%
Total risk-weighted assets	1,013,109				
Total average assets	1,624,578				

(Dollars in Thousands)	Journey Bank		Minimum Required For Capital Adequacy Purposes	Minimum Required For Capital Adequacy Purposes with Conservation Buffer	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Ratio	Ratio	Ratio
December 31, 2024					
Total capital (to risk-weighted assets)	$ 152,703	16.03%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	143,417	15.06%	6.00%	8.50%	8.00%
Tier I common equity (to risk-weighted assets)	143,417	15.06%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	143,417	9.10%	4.00%	4.00%	5.00%
Total risk-weighted assets	952,452				
Total average assets	1,576,746				

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. The Corporation does not engage in trading activities with respect to any of its financial instruments with off-balance sheet risk.

The Corporation may require collateral or other security to support financial instruments with off-balance sheet credit risk. The contract or notional amounts at December 31, 2025 and 2024 were as follows:

(In Thousands)	2025	2024
Financial instruments whose contract amounts represents credit risk:		
Commitments to extend credit	$ 160,890	$ 169,217
Standby letters of credit	6,647	4,828

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

Standby letters of credit and commercial letters of credit are conditional commitments issued by the Corporation to guarantee payment to a third party when a customer either fails to repay an obligation or fails to perform some non-financial obligation. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2025 varied from 0% to 100%. The average amount collateralized was 91.0%.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations, as it does for on-balance sheet instruments.

The Corporation granted commercial, consumer and residential loans to customers primarily within Pennsylvania. Of the total loan portfolio, 89.7% was for real estate loans, principally residential. It was the opinion of management that this high concentration did not pose an adverse credit risk. Further, it is management's opinion that the remainder of the loan portfolio was balanced and diversified to the extent necessary to avoid any significant concentration of credit.

As of December 31, 2025, the total reserve for unfunded commitments was $21,000 as compared to $16,000 at December 31, 2024, and is accounted for in other liabilities in the Consolidated Balance Sheets. See Note 1 for more information on the accounting policy for the allowance for unfunded commitments.

15. PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial information for Muncy Columbia Financial Corporation (Parent Company only) was as follows:

BALANCE SHEETS	December 31,	
(In Thousands)	2025	2024
Assets		
Cash	$ 715	$ 853
Investment in subsidiary	188,437	162,334
Available-for-sale debt securities	1,477	1,426
Marketable equity securities	1,411	1,355
Other assets	501	448
Total Assets	$ 192,541	$ 166,416
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	$ -	$ 6
Total Liabilities	-	6
Stockholders' Equity		
Common stock	4,807	4,802
Additional paid-in capital	83,720	83,543
Retained earnings	119,364	103,268
Accumulated other comprehensive loss	(4,043)	(13,896)
Treasury stock	(11,307)	(11,307)
Total Stockholders' Equity	192,541	166,410
Total Liabilities and Stockholders' Equity	$ 192,541	$ 166,416

STATEMENTS OF INCOME

(In Thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024
Income		
Dividends from subsidiary bank	$ 8,129	$ 6,269
Interest & dividends - other	87	103
Gains on marketable equity securities	56	60
Realized losses on available-for-sale debt securities, net	-	(77)
Total Income	8,272	6,355
Operating expenses	398	370
Income Before Taxes and Equity in Undistributed	7,874	5,985
Applicable income tax	(61)	(68)
Income Before Equity in Undistributed Net Income of Subsidiary	7,935	6,053
Equity in undistributed income of subsidiary	16,290	12,970
Net Income	$ 24,225	$ 19,023

STATEMENTS OF CASH FLOWS

(In Thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024
Operating Activities:		
Net income	$ 24,225	$ 19,023
Adjustments to reconcile net income to net cash provided by operating activities:		
Gains on marketable equity securities	(56)	(60)
Realized losses on available-for-sale debt securities	-	77
Equity in undistributed net income of subsidiary	(16,290)	(12,970)
Deferred income taxes	12	11
Increase in other assets	(76)	(97)
Other, net	13	7
Net Cash Provided By Operating Activities	7,828	5,991
Investing Activities:		
Proceeds from sales of available-for-sale debt securities	-	1,424
Net Cash Provided By Investing Activities	-	1,424
Financing Activities:		
Acquisition of treasury stock	-	(1,517)
Proceeds from issuance of common stock	163	187
Cash dividends	(8,129)	(6,269)
Net Cash Used In Financing Activities	(7,966)	(7,599)
Decrease in Cash and Cash Equivalents	(138)	(184)
Cash and Cash Equivalents at Beginning of Year	853	1,037
Cash and Cash Equivalents at End of Year	$ 715	$ 853

16. FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS

The Corporation establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The standard describes three levels of inputs that may be used to measure fair values:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgement or estimation.

This hierarchy requires the use of observable market data available.

The following table presents the assets reported on the Consolidated Balance Sheets at their fair value on a recurring basis as of December 31, 2025 and December 31, 2024, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(In Thousands)	December 31, 2025			
	Level I	Level II	Level III	Total
Obligation of US Government Corporations and Agencies				
Mortgage-backed	$ -	$ 182,347	$ -	$ 182,347
Collateralized mortgage obligations	-	6,217	-	6,217
Other	-	53,603	-	53,603
Obligations of state and political subdivisions	-	84,890	-	84,890
Other debt securities	-	188	-	188
Total available-for-sale debt securities	$ -	$ 327,245	$ -	$ 327,245
Marketable equity securities	$ 1,411	$ -	$ -	$ 1,411
Real estate loans held for sale	$ -	$ 847	$ -	$ 847

(In Thousands)	December 31, 2024			
	Level I	Level II	Level III	Total
Obligation of US Government Corporations and Agencies				
Mortgage-backed	$ -	$ 113,707	$ -	$ 113,707
Collateralized mortgage obligations	-	7,046	-	7,046
Other	-	119,454	-	119,454
Obligations of state and political subdivisions	-	82,762	-	82,762
Other debt securities	-	279	-	279
Total available-for-sale debt securities	$ -	$ 323,248	$ -	$ 323,248
Marketable equity securities	$ 1,355	$ -	$ -	$ 1,355
Real estate loans held for sale	$ -	$ 1,691	$ -	$ 1,691

The fair values of equity securities classified as Level I are derived from quoted market prices in active markets; these assets consist entirely of stocks held in other banks. The fair values of all debt securities classified as Level II are obtained from nationally-recognized third-party pricing agencies. The fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Corporation (observable inputs) and are therefore classified as Level II within the fair value hierarchy. The fair values of real estate loans held for sale classified as Level II are derived from observable pricing inputs for similar assets in active markets.

The following table presents the assets measured on a nonrecurring basis on the Consolidated Balance Sheets at their fair value as of December 31, 2025 and 2024, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(In Thousands)	December 31, 2025			
	Level I	Level II	Level III	Total
Assets Measured on a Non-recurring Basis:				
Loans individually evaluated for credit loss	$ -	$ -	$ 7,654	$ 7,654
Foreclosed assets held for sale	-	-	320	320
Total nonrecurring fair value measurements	$ -	$ -	$ 7,974	$ 7,974

(In Thousands)	December 31, 2024			
	Level I	Level II	Level III	Total
Assets Measured on a Non-recurring Basis:				
Loans individually evaluated for credit loss	$ -	$ -	$ 7,398	$ 7,398
Foreclosed assets held for sale	-	-	70	70
Total nonrecurring fair value measurements	$ -	$ -	$ 7,468	$ 7,468

Loans are individually evaluated for credit loss when they do not share similar risk characteristics as similar loans within their loan pool. Foreclosed assets held for sale consist of real estate acquired by foreclosure. Loans individually evaluated for credit loss are reviewed and evaluated on at least a quarterly basis for individual reserve requirements and adjusted accordingly. The following table provides a listing of significant unobservable inputs used in the fair value measurement process for items valued utilizing level III techniques on a nonrecurring basis as of December 31, 2025 and 2024:

	December 31, 2025				
	Quantitative Information about Level III Fair Value Measurements				
(In Thousands)	Fair Value Estimate	Valuation Technique	Unobservable Input	Range	Weighted Average
Loans individually evaluated for credit loss:					
Commercial Real Estate	$ 6,377	Discounted cash flows	Charge-off rates	0-100%	18.32%
Commercial Real Estate	537	Sales comparison	Discount to appraised value	28-33%	30.71%
Residential Real Estate	740	Sales comparison	Discount to appraised value	10-57%	30.03%
Total loans individually evaluated for credit loss	$ 7,654				
Foreclosed assets held for sale:					
Residential Real Estate	$ 320	Sales comparison	Discount to appraised value	33-66%	52.94%

	December 31, 2024				
	Quantitative Information about Level III Fair Value Measurements				
(In Thousands)	Fair Value Estimate	Valuation Technique	Unobservable Input	Range	Weighted Average
Loans individually evaluated for credit loss:					
Commercial Real Estate	$ 6,429	Discounted cash flows	Charge-off rates	0-100%	21.25%
Commercial Real Estate	513	Sales comparison	Discount to appraised value	26-31%	26.44%
Residential Real Estate	456	Sales comparison	Discount to appraised value	21-41%	29.40%
Total loans individually evaluated for credit loss	$ 7,398				
Foreclosed assets held for sale:					
Residential Real Estate	$ 70	Sales comparison	Discount to appraised value	30.69%	N/A

At December 31, 2025 and 2024, the carrying values and fair values of financial instruments that are not recorded at fair value on the Consolidated Balance Sheets are presented in the table below:

| | December 31, 2025 | | | | |
(In Thousands)	Carrying Amount	Fair Value	Level I	Level II	Level III
Financial assets:					
Cash and cash equivalents	$ 48,540	$ 48,540	$ 48,540	$ -	$ -
Restricted investment in bank stocks, at cost	5,412	5,412	-	5,412	-
Loans, net	1,167,622	1,110,730	-	-	1,110,730
Accrued interest receivable	5,063	5,063	-	5,063	
Mortgage servicing rights	1,490	2,074	-	-	2,074
Financial liabilities:					
Interest-bearing deposits	$ 1,135,740	$ 1,134,312	$ -	$ 758,406	$ 375,906
Noninterest-bearing deposits	277,012	277,012	-	277,012	-
Short-term borrowings	12,455	12,455	-	12,455	-
Long-term borrowings	40,584	40,536	-	-	40,536
Accrued interest payable	1,644	1,644	-	1,644	-

| | December 31, 2024 | | | | |
(In Thousands)	Carrying Amount	Fair Value	Level I	Level II	Level III
Financial assets:					
Cash and cash equivalents	$ 17,380	$ 17,380	$ 17,380	$ -	$ -
Restricted investment in bank stocks, at cost	7,095	7,095	-	7,095	-
Loans, net	1,116,079	1,042,090	-	-	1,042,090
Accrued interest receivable	4,850	4,850	-	4,850	
Mortgage servicing rights	1,756	2,041	-	-	2,041
Financial liabilities:					
Interest-bearing deposits	$ 1,032,729	$ 1,031,198	$ -	$ 684,022	$ 347,176
Noninterest-bearing deposits	259,700	259,700	-	259,700	-
Short-term borrowings	68,388	68,388	-	68,388	-
Long-term borrowings	55,536	55,032	-	-	55,032
Accrued interest payable	1,857	1,857	-	1,857	-

Fair value is defined as a financial instrument which could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument, but focuses on the exit price of the asset and liability.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimate losses, and other factors as determined through various option pricing formulas. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimate fair values are based may have a significant impact on the resulting estimated fair values.

17. SUBSEQUENT EVENT

On January 29, 2026, the Corporation filed a Current Report on Form 8-K announcing that it had entered into an Asset Purchase and Interim Servicing Agreement (the "Agreement") with RCF II Loan Acquisition, LP (the "Purchaser") and Raymond James Mortgage Company, Inc. (the "Facilitator"), pursuant to which the Bank agreed to sell a portfolio of 82 individual delinquent, nonperforming or reperforming 1-4 family residential mortgage loans. The purchase price was approximately $9.1 million and was paid in cash. The outstanding principal balance of the loans was approximately $9.8 million. The resulting pretax charge of approximately $0.7 million was recognized during the month ended January 31, 2026. The Agreement contains customary representations, warranties, covenants, repurchase obligations and indemnification provisions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Muncy Columbia Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Muncy Columbia Financial Corporation and subsidiary (the "Company") as of December 31, 2025 and 2024; the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Loans

The Company's loan portfolio totaled $1.2 billion as of December 31, 2025, and the associated ACL was $10.0 million. As described in Notes 1 and 4 to the consolidated financial statements, the determination of the ACL requires significant judgement about the expected future losses, which is based on baseline lifetime loss rates, which are calculated using either a discounted cash flow model or a probability of default methodology, and then adjusted as applicable for current qualitative conditions and the forecasted environment, based upon both internal and external factors that are different from the conditions that existed during the historical loss calculation period.

We identified the adjustments to the historical loss factor components of the allowance for credit losses as a critical audit matter, as auditing the underlying adjustments required significant auditor judgment, as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses,

- Testing the completeness and accuracy of the significant data points that management uses in their modeling of the ACL,

- Evaluating the directional consistency and reasonableness of management's conclusions regarding assessment of qualitative factors based on the trends identified in the underlying supporting data, and

- Testing the valuations for individually evaluated loans by evaluating assumptions on repayment and verifying the mathematical accuracy of calculations.

We have served as the Company's auditor since 2014.

/s/ S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 6, 2026

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), based on their evaluation of these controls and procedures as of the end of the period covered by this Report, were effective as of such date at the reasonable assurance level as discussed below to ensure that information required to be disclosed by us in the reports we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including the CEO and CFO, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.

The CEO and CFO have evaluated the changes to our internal controls over financial reporting that occurred during our fiscal Quarter Ended December 31, 2025, as required by Rules 13a-15(d) and 15d-15(d) under the Securities Exchange Act of 1934, as amended. There were no significant changes in the Corporation's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that are reasonably likely to affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Muncy Columbia Financial Corporation (the "Corporation"). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States and is not intended to provide absolute assurance that a misstatement of the Corporation's financial statements would be prevented or detected.

Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are only being made in accordance with authorizations of management and directors of the Corporation; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Therefore, no assessment of a cost-effective system of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

As of December 31, 2025, management of the Corporation conducted an assessment of the effectiveness of the Corporation's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in the Framework, management concluded that the Corporation's system of internal control over financial reporting was effective as of December 31, 2025.

/s/ Lance O. Diehl   /s/ Joseph K. O'Neill, Jr., CPA
Lance O. Diehl   Joseph K. O'Neill, Jr., CPA
President and Chief Executive Officer   Executive Vice President and Chief Financial Officer

Item 9B. Other Information

(a) There was no information the Corporation was required to disclose in a report on Form 8-K during the fourth quarter of 2025 that was not disclosed.
(b) During the three months ended December 31, 2025, no director or officer of the Corporation adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Information concerning Directors, Executive Officers and Corporate Governance is incorporated herein by reference to disclosure under the headings "Proposal No. 1 – Election of Four (4) Directors to Class 1," and the captions "Information as to Nominees and Directors," "Executive Officers of the Company and Significant Employees of Journey Bank," and "Corporate Governance" and under the heading "Proposal No. 2 – Ratification of Approval of the Independent Registered Public Accounting Firm," of the Corporation's proxy statement dated March 6, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

The Corporation's Board of Directors has adopted a Code of Conduct and Ethics for the Corporation's employees, officers and directors. The provisions of the Code of Conduct and Ethics are available on the Corporation's website at https://ir.journeybank.com/governance/governance-documents/default.aspx.

The Corporation's Board of Directors has adopted an Insider Trading Policy that prohibits the directors, officers, employees, agents, independent advisors and consultants of the Corporation and the Bank, and their related persons, from purchasing or selling any of the Corporation's securities or the securities of any other company while in possession of material nonpublic information about the Corporation or any other company, as applicable. The policy prohibits such persons from communicating such nonpublic information to any other person, except to persons who need to know such information for purposes of Corporation business. The policy contains anti-hedging provisions that prohibit directors and officers of the Corporation and the Bank from purchasing financial instruments or engaging in transactions that are designed to hedge or offset any decrease in the market value of equity securities of the Corporation, including, without limitation, puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds and other derivative securities or transactions with economic consequences comparable to the foregoing.

Item 11. Executive Compensation

Information concerning director and executive compensation is incorporated herein by reference to disclosure under the headings "Proposal No. 1 – Election of Four (4) Directors to Class 1" and the captions "Director Compensation" and "Executive Compensation" of the Corporation's proxy statement dated March 6, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference to disclosure under the heading "Proposal No. 1 – Election of Four (4) Directors to Class 1" and the caption "Share Ownership of Directors, Named Executive Officers and Certain Beneficial Owners" of the Corporation's proxy statement dated March 6, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

Item 13.   Certain Relationships and Related Transactions, Director Independence

Information concerning loans and deposit balances with Directors and Executive Officers is provided in Note 10 to the Consolidated Financial Statements, which is included in Part II, Item 8 of this Annual Report on Form 10-K. Additional information, including information concerning director independence, is incorporated herein by reference to disclosure appearing under heading "Proposal No. 1 – Election of Four (4) Directors to Class 1" and the captions "Director Independence" and "Transactions with Directors and Executive Officers" of the Corporation's proxy statement dated March 6, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

Item 14.   Principal Accounting Fees and Services

Information concerning services provided by the Corporation's independent auditor S.R. Snodgrass P.C., the audit committee's pre-approval policies and procedures for such services, and fees paid by the Corporation to that firm, is incorporated herein by reference to disclosure under the heading "Proposal No. 2 – Ratification of Approval of the Independent Registered Public Accounting Firm" of the Corporation's proxy statement dated March 6, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

PART IV
Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

    (1) The following financial statements are filed herewith in Item 8:
          Report of Independent Registered Public Accounting Firm (PCAOB ID 74)
          Consolidated Balance Sheets as of December 31, 2025 and 2024
          Consolidated Statements of Income for the Years Ended December 31, 2025 and 2024
          Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025 and 2024
          Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2025 and 2024
          Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024
          Notes to Consolidated Financial Statements

    (2) All financial statement schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statement or in the notes thereto, which are incorporated by reference at subsection (a)(1) of this item.

    (3) Refer to the Exhibit Index following the signature page of this report, which is incorporated herein by reference.

(b) See item 15(a) (3)

(c) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Muncy Columbia Financial Corporation
(Registrant)

By: /s/ Lance O. Diehl   Date: March 6, 2026
     Lance O. Diehl
     President and Chief Executive Officer
     (Principal Executive Officer)

By: /s/ Joseph K. O'Neill, Jr.   Date: March 6, 2026
     Joseph K. O'Neill, Jr.
     Executive Vice President and Chief Financial
     Officer (Principal Financial and Accounting
     Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

BOARD OF DIRECTORS

By: /s/ Todd M. Arthur   Date: March 6, 2026
Todd M. Arthur

By: /s/ Lance O. Diehl   Date: March 6, 2026
Lance O. Diehl

By: /s/ Robert W. Dillon   Date: March 6, 2026
Robert W. Dillon

By: /s/ Robert J. Glunk   Date: March 6, 2026
Robert J. Glunk

By: /s/ Robert P. Hager   Date: March 6, 2026
Robert P. Hager
By: /s/ Willard H. Kile, Jr.   Date: March 6, 2026
Willard H. Kile, Jr.

By: /s/ Brian D. Klingerman   Date: March 6, 2026
Brian D. Klingerman

By: /s/ W. Bruce McMichael, Jr.   Date: March 6, 2026
W. Bruce McMichael, Jr.

By: /s/ Robert M. Rabb   Date: March 6, 2026
Robert M. Rabb

By: /s/ Steven H. Shannon   Date: March 6, 2026
Steven H. Shannon

By: /s/ Bonnie M. Tompkins   Date: March 6, 2026
Bonnie M. Tompkins

By: /s/ Edwin A. Wenner   Date: March 6, 2026
Edwin A. Wenner

By: /s/ Brenda R. H. Williams   Date: March 6, 2026
Brenda R. H. Williams

INDEX TO EXHIBITS

The following exhibits are filed herewith, or, as indicated, incorporated by reference as a part of this report.

3.1   Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (filed on August 18, 2025))

3.2   Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Registrant's Current Report on Form 8-K (filed on December 11, 2024)

4.1   Form of common stock certificate (Filed herewith)

4.2   Description of Registrant's Common Stock (Filed herewith)

10.1   Amended and Restated Employment Agreement dated as of February 13, 2024 by and among Registrant, Journey Bank and Robert J. Glunk (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (filed on February 14, 2024))

10.2   Employment Agreement dated as of April 17, 2023 by and among CCFNB Bancorp, Inc., First Columbia Bank & Trust Co. and Joseph K. O'Neill, Jr. (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-4 (File No. 333-273023 filed on June 29, 2023))

10.3   Amended and Restated Employment Agreement dated as of February 13, 2024 by and among Registrant, Journey Bank and Lance O. Diehl (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (filed on February 14, 2024))

10.4   First Amendment to Amended and Restated Employment Agreement dated as of December 10, 2024 by and among Registrant, Journey Bank and Lance O. Diehl (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (filed on December 12, 2024))

10.5   Amended and Restated Employment Agreement dated as of August 2, 2023 by and among CCFNB Bancorp, Inc., First Columbia Bank & Trust Co. and Jeffrey T. Arnold (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-4 Amendment No. 1 (File No. 333-273023 filed on August 7, 2023))

10.6   Supplemental Executive Retirement Plan Agreement dated April 15, 2003, between First Columbia Bank & Trust Co. (formerly Columbia County Farmers National Bank) and Lance O. Diehl, as amended (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-4 (File No. 333-273023 filed on June 29, 2023))

10.7   Third Amendment to Supplemental Executive Retirement Agreement dated April 15, 2003 for Lance O. Diehl dated December 10, 2024 between Journey Bank and Lance O. Diehl (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (filed on December 12, 2024))

10.8   2022 Supplemental Executive Retirement Plan dated March 15, 2022 between First Columbia Bank & Trust Co. and Lance O. Diehl, as amended (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-4 (File No. 333-273023 filed on June 29, 2023))

10.9   Supplemental Executive Retirement Benefit Agreement dated December 15, 2010 between First Columbia Bank & Trust Co. and Jeffrey T. Arnold, as amended (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-4 (File No. 333-273023 filed on June 29, 2023))

10.10   Supplemental Executive Retirement Agreement dated May 17, 2016, as amended, by and between Journey Bank, as successor by merger to The Muncy Bank and Trust Company, and Robert J. Glunk (incorporated by reference to Exhibit 10.3 to Registration's Current Report on Form 8-K (filed on November 16, 2023))

10.11   Third Amendment to Supplemental Executive Retirement Plan dated February 13, 2024, between Journey Bank and Robert J. Glunk (incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K (filed on February 14, 2024))

10.12   Supplemental Executive Retirement Agreement dated September 24, 2020, as amended, by and between Journey Bank, as successor by merger to The Muncy Bank and Trust Company, and Joseph K. O'Neill, Jr. (incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K (filed on November 16, 2023))

10.13   Employment Separation Agreement and Release dated February 11, 2025 between Robert J. Glunk, Muncy Columbia Financial Corporation and Journey Bank (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (filed on February 12, 2025))

10.14   Fourth Amendment to Supplemental Executive Retirement Agreement dated February 11, 2025 between Journey Bank and Robert Glunk (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (filed on February 12, 2025))

10.15   Second Amendment to 2022 Supplemental Executive Retirement Plan dated March 15, 2022 between Lance Diehl and Journey Bank (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (filed on July 9, 2025))

10.16   Fourth Amendment to Supplemental Executive Retirement Agreement dated April 15, 2003 between Lance Diehl and Journey Bank (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (filed on July 9, 2025))

10.17   Fifth Amendment to Supplemental Executive Retirement Agreement dated December 15, 2010 between Jeffrey Arnold and Journey Bank (incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K (filed on July 9, 2025))

10.18   The Muncy Bank and Trust Company 2019 Executive Split Dollar Life Insurance Plan (incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K (filed on July 9, 2025))

10.19   Form of Participation Agreement under The Muncy Bank and Trust Company 2019 Executive Split Dollar Life Insurance Plan (incorporated by reference to Exhibit 10.5 to Registrant's Current Report on Form 8-K (filed on July 9, 2025))

14.   Code of Conduct and Ethics – The Code of Conduct and Ethics is available through the Registrant's website at https://ir.journeybank.com/governance/governance-documents/default.aspx

19.   Insider Trading Policy (incorporated by reference to Exhibit 19 to Registrant's Annual Report on Form 10-K (filed on March 7, 2025))

21.1   Subsidiaries of Muncy Columbia Financial Corporation (Filed herewith)

23.   Consent of Independent Registered Public Accounting Firm (Filed herewith)

31.1   Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer (Filed herewith)

31.2   Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer (Filed herewith)

32.1   Section 1350 Certification of Chief Executive Officer (Filed herewith)

32.2   Section 1350 Certification of Chief Financial Officer (Filed herewith)

99.1   Additional information mailed or made available to shareholders with the proxy statement and annual report on Form 10-K on March 6, 2026 (Filed herewith)

101.   Interactive data file (Filed herewith)

104.   Cover page interactive data file (embedded in the cover page formatted in Inline XBRL)



ZQ|CERT#|COY|CLS|RGSTRY|ACCT#|TRANSTYPE|RUN#|TRANS#

Muncy Columbia Financial Corporation

PO Box 43004, Providence RI 02940-3004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4

CUSIP/IDENTIFIER	XXXXXX XX X
Holder ID	XXXXXXXXXX
Insurance Value	1,000,000.00
Number of Shares	123456
DTC	12345678 123456789012345

Certificate Numbers	Num/No.	Denom.	Total
1234567890/1234567890	1	1	1
1234567890/1234567890	2	2	2
1234567890/1234567890	3	3	3
1234567890/1234567890	4	4	4
1234567890/1234567890	5	5	5
1234567890/1234567890	6	6	6
Total Transaction			7

COMMON SHARES

PAR VALUE $1.25

COMMON SHARES

Certificate Number

ZQ00000000

Muncy Columbia Financial Corporation

Shares

000000***************
000000*************
****000000***************
*****000000**************
******000000*************

Muncy Columbia Financial Corporation

INCORPORATED UNDER THE LAWS OF THE STATE OF PENNSYLVANIA

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 124880 10 5

THIS CERTIFIES THAT

MR. SAMPLE & MRS. SAMPLE &
MR. SAMPLE & MRS. SAMPLE

is the owner of

**ZERO HUNDRED THOUSAND
ZERO HUNDRED AND ZERO**

THIS CERTIFICATE IS TRANSFERABLE IN CITIES DESIGNATED BY THE TRANSFER AGENT, AVAILABLE ONLINE AT www.computershare.com

FULLY-PAID AND NON-ASSESSABLE SHARES OF COMMON SHARES OF

Muncy Columbia Financial Corporation (hereinafter called the "Company"), transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

President and Chief Executive Officer

Muncy Columbia Financial Corporation CORPORATE SEAL JUNE 20, 1983 PENNSYLVANIA

Chairman

DATED DD-MMM-YYYY

COUNTERSIGNED AND REGISTERED:
COMPUTERSHARE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR,

By

AUTHORIZED SIGNATURE

SECURITY INSTRUCTIONS ON REVERSE

1234567

EXHIBIT 4.2

Description of Registrant's Common Stock

General

As of December 31, 2025, the Corporation has 15,000,000 shares of authorized common stock, par value $1.250 per share, and 3,536,754 shares issued and outstanding. All outstanding shares of the Corporation's common stock are duly authorized, fully paid, validly issued and non-assessable.

Dividends.

Holders of shares of the Corporation's common stock are entitled to receive dividends when and as declared by the Corporation's board of directors out of funds legally available therefore. The Corporation's ability to pay dividends is dependent on its earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

Voting Rights.

The holders of the Corporation's common stock have exclusive voting rights in the Corporation. They elect the Corporation's board of directors and act on other matters as are required to be presented to them under Pennsylvania law, the Corporation's articles of incorporation, or as are otherwise presented to them by the board of directors. Generally, each holder of the Corporation's common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

Liquidation or Dissolution.

In the unlikely event of liquidation, dissolution or winding up of the Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Corporation available for distribution.

Preemptive Rights.

Holders of the common stock of the Corporation will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Listing.

The Corporation common stock is quoted on OTCQX under the symbol "CCFN." The transfer agent for the Corporation common stock is Computershare.

Restrictions on Acquisition of the Corporation

The following discussion is a general summary of the material provisions of Pennsylvania law, the Corporation's articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an "anti-takeover" effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Authorized but Unissued Stock.

The authorized but unissued shares of common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Corporation by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Corporation's management.

No Cumulative Voting.

The Corporation's articles of incorporation do not provide for cumulative voting for the election of directors.

Shareholder Nominations and Proposals.

The Corporation's articles of incorporation provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to the Corporation not later than January 15 preceding the date of the annual meeting at which the nominee is to be a candidate, and not later than 75 days prior to the anniversary date of the previous year's annual meeting in connection with a proposal for new business.

Classified Board of Directors

The Corporation's articles of incorporation provide that the directors will be divided into three classes, as nearly equal in number as possible, with each class serving a three year term with the term of one class expiring each year. A classified board of directors has the effect of moderating the pace of change in board membership by requiring two annual elections to replace a majority of the Corporation's board of directors.

Bylaw Amendments.

The Corporation's articles of incorporation provide that the power to make, alter and amend the Corporation's bylaws is vested in the board of directors, subject to the right of the shareholders to change such action by the affirmative vote of a majority of the outstanding shares of common and preferred stock (as of December 31, 2025, there were no issued and outstanding shares of the Corporation's preferred stock). The Corporation's bylaws provide that the bylaws may be altered, amended or repealed by a majority vote of the board of directors at any regular meeting or at any special meeting called and convened for that purpose, subject to the power of the shareholders to change such action by the affirmative vote of the holders of a majority of the outstanding shares.

Approval of Certain Transactions.

Under the Corporation's articles of incorporation, any merger, consolidation, liquidation or dissolution of the Corporation, or any action that would result in the sale or disposition of all or substantially all of the Corporation's assets, is subject to a heightened shareholder vote standard, requiring the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common and preferred stock of the Corporation Additionally, the provision in the Corporation's articles of incorporation that sets forth this requirement may not be amended unless the amendment is approved by 66 2/3% of the common and preferred stock of the Corporation.

Control Events

Under the Corporation's articles of incorporation, when any person is determined by the board of directors to be the beneficial owner of 25 percent or more of the outstanding shares of common stock or preferred stock of the Corporation, then the board may issue on a pro rata basis to shareholders who are not affiliated with the substantial shareholder warrants to purchase additional shares of common stock at a purchase price equal to 50 percent of the average transaction price of all purchases and sales of the Corporation's common stock during the previous 12 month period. Such warrants are to be issued without consideration, are not assignable, and are to expire six months from the date of issuance. The board of directors may determine in its sole discretion the number of shares of common stock that may be purchased pursuant to warrants.

Change in Control Law and Regulations.

Under the Change in Bank Control Act, a federal law, no person may acquire control of an FDIC-insured bank or its parent holding company unless the Federal Reserve Board has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company's directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person will own, control or hold with power to vote a greater percentage of that class of voting securities. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

EXHIBIT 21.1

Subsidiaries of Muncy Columbia Financial Corporation:

Journey Bank

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements File No. 333-274565 on Form S-8 of Muncy Columbia Financial Corporation of our report dated March 6, 2026, relating to our audit of the consolidated financial statements, which appears in the Annual Report to Stockholders, which is incorporated in this Annual Report on Form 10-K of Muncy Columbia Financial Corporation for the year ended December 31, 2025.

/s/ S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 6, 2026

EXHIBIT 31.1

Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

I, Lance O. Diehl, certify that:

1. I have reviewed this annual report on Form 10-K of Muncy Columbia Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15 (f) and 15d – 15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and,

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2026   /s/ Lance O. Diehl
                                                            Lance O. Diehl
                                                            President and Chief Executive Officer
                                                            (Principal Executive Officer)

EXHIBIT 31.2

Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

I, Joseph K. O'Neill, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Muncy Columbia Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15 (f) and 15d–15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2026   /s/ Joseph K. O'Neill, Jr.
                                                               Joseph K. O'Neill, Jr.
                                                               Executive Vice President and Chief Financial
                                                               Officer
                                                               (Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Muncy Columbia Financial Corporation (the "Corporation") on Form 10-K for the year-ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lance O. Diehl, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly represents, in all material respects, the financial condition and result of operations of the Corporation for the dates and periods covered by the Report.
3. This certificate is being made for the exclusive purpose of compliance by the Principal Executive Officer of the Corporation with the requirements of section 906 of the Sarbanes-Oxley Act of 2002, and may not be used by any person or for any reason other than as specifically required by law.

Date: March 6, 2026

/s/ Lance O. Diehl
Lance O. Diehl
President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Muncy Columbia Financial Corporation (the "Corporation") on Form 10-K for the year-ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph K. O'Neill, Jr., the Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly represents, in all material respects the financial condition and result of operations of the Corporation for the dates and periods covered by the Report.
3. This certificate is being made for the exclusive purpose of compliance by the Principal Financial Officer of the Corporation with the requirements of section 906 of the Sarbanes-Oxley Act of 2002, and may not be used by any person or for any reason other than as specifically required by law.

Date: March 6, 2026

/s/ Joseph K. O'Neill, Jr.
Joseph K. O'Neill, Jr.
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)



Muncy Columbia Financial Corporation

ANNUAL HIGHLIGHTS

2025

To Our Shareholders



Journey Bank
A Muncy Columbia Financial Company

The newly renovated corporate office suite at Lightstreet.

Dear Shareholders,

On behalf of our leadership team, I am pleased to present Muncy Columbia Financial Corporation's 2025 Annual Highlights. We thank you for your continued confidence and long-term support of our company. This past year was defined by strong financial performance, disciplined growth, and meaningful community investment, reflecting both sound balance sheet management and the dedication of our employees who deliver exceptional relationship-based banking across the communities we serve.

Journey Bank
A Muncy Columbia Financial Company
Lightstreet
CORPORATE OFFICE
FULL SERVICE BANKING
ATM

Financial Performance Highlights

Muncy Columbia Financial Corporation achieved record bottom-line results in 2025. Net income increased to $24.2 million, up from $19.0 million in 2024, resulting in earnings per share of $6.85 compared to $5.33 in 2024. This performance



contributed to a return on average assets of 1.49% and a return on average equity of 13.57%, demonstrating strong earnings performance and effective use of shareholder capital.

The company saw meaningful balance sheet growth in 2025. Total assets increased 4.8% to $1.673 billion, supported by a 4.6% increase in gross loans, not held for sale, to $1.178 billion, reflecting healthy lending activity and continued demand across our markets. Net interest income grew 20.1% to $60.6 million, driven by strong interest-earning asset performance and disciplined balance sheet management.

Capital levels strengthened during the year, with book value per share increasing approximately 15.6% to $54.44 at year-end 2025 from $47.11 at year-end 2024, underscoring continued capital growth and financial resilience. Credit quality also improved, with past-due loans declining from 1.72% at year-end 2024 to 1.11% at year-end 2025, reflecting disciplined underwriting and proactive portfolio management.

Shareholders received total dividends of $2.30 per share, including a special one-time cash dividend of $0.50 per share paid in May 2025, demonstrating our commitment to returning capital while maintaining strong capitalization. The market value of our stock increased to $56.25 at year-end 2025, up from $41.90 at year-end 2024, reflecting growing investor confidence in Muncy Columbia Financial Corporation's performance and long-term positioning.

Trust and Investment Services

Our OneJourney Investment Center and Trust Department each delivered notable growth in 2025. The Investment Center generated a record $938,000 in revenue, up from $807,000 in 2024, and expanded staffing to meet growing client demand, reinforcing our commitment to delivering personalized financial guidance throughout our region. The Trust Department, led by newly appointed and well-known local attorney Jessica Lehman, achieved $1.11 million in revenue, up from $943,000 in 2024. Jessica brings deep local connections and experience in estate planning, trust administration, and asset protection services. The performance of these departments is a result of strong leadership, expanded service capacity, and an increased customer need for financial and trust offerings.

Corporate Headquarters Relocation

We completed the relocation and renovation of our corporate headquarters from 232 East Street to 1199 Lightstreet Road in Bloomsburg in May 2025, bringing our executive leadership team together in a modern, centralized workspace. This move drives synergies in corporate culture, fosters collaboration, enhances execution of strategic objectives, supports long-term growth, and reinforces that we remain locally owned and operated.

Commitment to Community

Journey Bank's strength is rooted in the communities we serve. For more than 125 years, we have focused on building lasting relationships, supporting local businesses, and investing in initiatives that strengthen families, schools, and neighborhoods across central and north central Pennsylvania. Our team members live and work in these communities, ensuring that every decision reflects local needs and helps foster sustainable growth and economic resilience.

Journey Bank Community Arts Center:

Journey Bank continues to support the Journey Bank Community Arts Center, which is owned and operated by Pennsylvania College of Technology. We hold 10-year naming rights to the Center, and this strategic partnership strengthens our ongoing relationship with the Arts Center, Penn College, and the surrounding community. Through performances, educational programs, and community events, the Center serves as a cultural anchor, bringing families and residents together while reinforcing Journey Bank's commitment to supporting arts, education, and local engagement.

Journey Bank Ballpark at Historic Bowman Field:

Our partnership with the Crosscutters and Journey Bank Ballpark at Historic Bowman Field supports one of the region's most recognized gathering places and family-centered community experiences. Through this naming rights partnership and team sponsorship, we strengthen connections with local sports, youth programs, and the broader community, reflecting our ongoing investment in civic engagement and community development.

Award-Winning Teen Star Musical Competition:

Journey Bank proudly continues its annual Teen Star Musical Competition, now in its 16th year,

giving high school students across our market area the opportunity to showcase their talents, gain on-stage performance experience, and build confidence. Beyond recognizing exceptional young performers, the competition supports school music programs, fosters community pride, and strengthens the cultural fabric of the region.

Signature Community Initiative – Chris Herren Partnership: A key outreach this year was our partnership with Chris Herren – former NBA player, a voice on the topic of substance abuse prevention and a wellness advocate. This initiative reflects our belief that financial institutions can play a vital role in supporting personal well-being and life readiness, particularly among young people. Through this partnership, Journey Bank sponsored fifteen in-school presentations across our region, reaching nearly 9,000 high school students with messages focused on substance abuse prevention, resilience, decision-making, and healthy life choices. Feedback from students, educators, and administrators has been overwhelmingly positive, noting both immediate impacts on students and lasting conversations within schools and families.

Building on the success of this program, we are continuing our partnership with Chris Herren in 2026, bringing him back to the area for additional school and community-based presentations to reach even more students, families, and community leaders. This represents a significant investment by Journey Bank in education, prevention, and stronger futures for the communities we serve.

Board and Staffing Updates

After an impressive 40 years in banking, Robert J. Glunk announced his retirement as Executive Chairman effective February 28, 2025. Rob's leadership and support were instrumental during our recent merger. While he is no longer an active employee, Rob remains the Independent Chairman of the Board. The Board continues to value Rob's extensive experience in the banking industry.

It is with both gratitude and respect that we also announced the retirements of J. Howard Langdon and Stephen M. Tasselli from our Board of Directors. They both continue to serve on the Advisory Board. Howard announced his retirement effective April 21, 2025, in accordance with the bylaws of the company allowing directors to serve until they reach 75 years of age. Howard has served on the Board for 23 years, contributing significantly to the Bank's growth and success. Steve announced his retirement from the Board of Directors effective December 31, 2025. Steve has served on the Board of Directors for four years, offering valuable guidance, strategic insight, and commitment to our mission.

The Board of Directors announced the appointment of Robert M. Rabb to its Board of Directors, effective April 22, 2025. Rob was a key member of the Advisory Board since the merger in 2023, providing valuable guidance and support. Rob previously served on the board for Muncy Bank Financial, Inc. from 1989 until the merger in 2023.

The Bank also marked the retirement of Senior Executive Vice President Tammy Gunsallus at the end of 2025, following an extraordinary 43-year career in banking. Tammy, previously with Muncy Bank, was instrumental in overseeing retail and lending operations and played a key role in the successful merger that formed today's Journey Bank. Her leadership left a lasting impact on our customers, employees, and communities.

Post-Merger Reflection

Two years ago, we set out on a journey following the merger of First Columbia Bank & Trust Co. and The Muncy Bank & Trust Company that created the foundation of today's Journey Bank. At that time, we set high expectations for growth, service, and community impact. Looking back on 2025, we are proud to report that we have delivered on those expectations, achieving record financial results, making operational improvements, and deepening our community engagement.

We enter 2026 well-positioned to build on this foundation and continue serving our customers, shareholders, and communities with distinction. We are proud of what our employees accomplished in 2025 and optimistic about the opportunities ahead. Thank you for your continued trust and partnership as we move forward together.

Sincerely,



Lance O. Diehl

Lance O. Diehl
President and Chief Executive Officer
Muncy Columbia Financial Corporation
and Journey Bank

Muncy Columbia Financial Corporation Board of Directors


Todd M. Arthur


Lance O. Diehl


Robert W. Dillon


Robert J. Glunk


Robert P. Hager


Willard H. Kile, Jr.


Brian D. Klingerman


W. Bruce McMichael, Jr.


Robert M. Rabb


Steven H. Shannon


Stephen M. Tasselli


Bonnie M. Tompkins


Edwin A. Wenner


Brenda R. H. Williams

Muncy Columbia Financial Corporation Advisory Board


Robert M. Brewington, Jr.


Russell S. Cotner


Joanne I. Keenan


J. Howard Langdon


Andrew B. Pruden


David E. Wallis

HERREN
TALKS

Journey Bank
BALLPARK
AT HISTORIC BOWMAN FIELD

Pennsylvania College of Technology
A Penn State Affiliate
Journey Bank
COMMUNITY ARTS CENTER

MOVIE HITS

Where Community Happens, You'll Find Journey Bank

Across stages, fields, and hometown landmarks, **Journey Bank** is proud to be part of the moments that bring our communities together. We're here — not just in name, but in ongoing investment and local commitment.



Journey Bank
A Muncy Columbia Financial Company

Muncy Columbia Financial Corporation **Officers**

Robert J. Glunk, Chairman
Lance O. Diehl, President and Chief Executive Officer
Jeffrey T. Arnold, Executive Vice President and Treasurer
Joseph K. O'Neill, Jr., Executive Vice President and Chief Financial Officer
Beth A. Benson, Corporate Secretary
Leslie A. Chyko, Assistant Corporate Secretary
Nancy R. Diehl, Assistant Corporate Secretary

Journey Bank Officers

Lance Diehl, President, Chief Executive Officer

Jeffrey Arnold, Senior Executive Vice President, Finance & Risk Management

Tammy Gunsallus, Senior Executive Vice President, Retail & Operations

Matthew Beagle, Executive Vice President, Chief Wealth Management Officer

Jason Fischer, Executive Vice President, Chief Credit Officer

Jessica Lehman, Executive Vice President, Director of Trust Services

Maria Valles, Senior Vice President, Marketing Director

Beth Cooley, Vice President, Deposit Solutions Officer

Angela Crossley, Vice President, Senior Trust Officer

Nancy Diehl, Vice President, SEC & Regulatory Financial Reporting Officer

Krista Dyer, Vice President, Branch Administrator

D'Aracy Erb, Vice President, Electronic Banking Manager

Kelli Fester, Vice President, Trust Officer

Cynthia Flanagan, Vice President, Business Development Officer

Stephanie Oakes, Executive Vice President, Chief Operations Officer

Joseph O'Neill, Executive Vice President, Chief Financial Officer

Kevin Weinhoffer, Executive Vice President, Chief Commercial Officer

Jeffrey Whitenight, Executive Vice President, Retail Banking Manager

Beth Benson, Senior Vice President, Human Resources Director

Karen Brouse, Senior Vice President, Audit, Compliance, and Risk Officer

Taylor Farr, Senior Vice President, Commercial Loan Team Leader

Stacy Neill, Senior Vice President, Loan Operations Director

Kelli Smith, Senior Vice President, BSA/AML/CFT Officer

Mark Smithgall, Senior Vice President, Commercial Loan Team Leader

Lisa Valeski, Senior Vice President, Human Resources Director

Deborah Hack, Vice President, Deposit Operations Officer

Rachel Huff, Vice President, Controller

Janet Kennedy, Vice President, Mortgage Loan Originator

David Latorre, Vice President, Commercial Lender

Francesca Latsha, Vice President, Marketing Officer

Jean MacDermott, Vice President, Business Development Officer

Natasha Mantle, Vice President, Business Development Officer

Brooke Mertz, Vice President, Mortgage Originator

Karen Murdock, Vice President, Community Office Manager

Alicia Naugle, Vice President, Mortgage Loan Originator

Stacey Russell, Vice President, Mortgage Loan Originator

Markus Rybak, Vice President, Information Security Officer



Zachary Sarginger, Vice President, Community Office Manager

Courtney Sinclair-McGovern, Vice President, Community Office Manager

Sandra Smith, Vice President, Loan Processing Manager, Mortgage

Allen Strauch, Vice President, Information Technology Manager

Robert Sullivan, Vice President, Commercial Lender

Pamela Young, Vice President, Business Development Officer

Katelyn Acevedo, Assistant Vice President, Community Office Manager

Sandra Allen, Assistant Vice President, Community Office Manager

Kara Aurand, Assistant Vice President, Community Office Manager

Andrea Bartlett, Assistant Vice President, Residential Mortgage Originator Assistant

Marie Bennett, Assistant Vice President, Loan Servicing Manager

Tessa Bogert-Creasy, Assistant Vice President, Senior Credit Analyst

Heather Brusseau, Assistant Vice President, Audit Specialist

Michael Celli, Assistant Vice President, Commercial Lender

Leslie Chyko, Assistant Vice President, Executive Assistant

Holly Clayton, Assistant Vice President, Deposit Operations Manager

Timothy Colburn, Assistant Vice President, Commercial Lender

Jared Cromley, Assistant Vice President, Financial Advisor

Brittany Derr, Assistant Vice President, Community Office Manager

Daniel Diehl, Assistant Vice President, Commercial Lender

Rose Dodd, Assistant Vice President, BSA/AML/CFT Specialist

Trystan Johnson, Assistant Vice President, Assistant Loan Processing Manager, Mortgage

Logan Heffner, Assistant Vice President, Assistant Loan Servicing Manager

Teresa Karchner, Assistant Vice President, Training Officer

Michelle Lawson, Assistant Vice President, Commercial Services Officer

Toni Levandoski, Assistant Vice President, Community Office Manager

Matthew Mann, Assistant Vice President, Financial Advisor

Haley Miller, Assistant Vice President, BSA/AML/CFT Specialist

Kyle Miller, Assistant Vice President, Mortgage Loan Originator

Denise Neidig, Assistant Vice President, Community Office Manager

Kevin Newman, Assistant Vice President, Community Office Manager

Leanne Niedzwiecki, Assistant Vice President, Community Office Manager

Derrick Palski, Assistant Vice President, Community Office Manager

Alicia Quick, Assistant Vice President, Assistant Electronic Banking Manager

Sarah Rosenberger, Assistant Vice President, Community Office Manager

Megan Rovenolt, Assistant Vice President, Community Office Manager

Cora Seitzer, Assistant Vice President, Community Office Manager

Amanda Stackhouse, Assistant Vice President, Loan Processing Manager

Erik Steinbacher, Assistant Vice President, Financial Advisor

Adrienne Stiger, Assistant Vice President, Community Office Manager

Tammy Taney, Assistant Vice President, Commercial Services Officer

Ashleigh Tyson, Assistant Vice President, Community Office Manager

Melisa Ulmer, Assistant Vice President, Trust Officer

David Utt, Assistant Vice President, Commercial Lender

Lance Welsh, Assistant Vice President, Commercial Lender

Rebecca Zimmerman, Assistant Vice President, Fraud & Risk Specialist



A Muncy Columbia Financial Company

Journey Bank Locations

Serving Central PA with 22 community offices across our 5 county region.

Williamsport · Linden · Montoursville · Hughesville · Avis · Jersey Shore · South Williamsport · Muncy · Clarkstown · Montgomery · Lycoming · Dewart · Benton · Rohrsburg · Millville · Orangeville · Berwick · Clinton · Washingtonville · Lightstreet · Buckhorn · Scott Township · Montour · Milton · Danville · Bloomsburg · Columbia · Catawissa · Numidia · Sunbury · Elysburg · Centralia · Shamokin · Northumberland · Susquehanna River

Interstate markers: 220, 239, 487, 180, 118, 239, 15, 405, 442, 42, 254, 44, 254, 42, 254, 93, 11, 44, 642, 254, 80, 147, Exit 224, Exit 232, Exit 236, Exit 241, 339, 54, 487, 61, 42, 80, 11

Clinton County
Avis

Columbia County
Benton
Berwick
Bloomsburg
Buckhorn
Catawissa
Lightstreet
Millville

Lycoming County
Clarkstown
Hughesville
Linden
Montgomery
Muncy
Montoursville
South Williamsport

Montour County
Danville

Northumberland County
Dewart
Elysburg



A Muncy Columbia Financial Company

Market Makers: For a listing of Market Makers, please visit our website at **www.journeybank.com**

